   As filed with the Securities and Exchange Commission on November 14, 1997



                                                      Registration No. 333-37155

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1



                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          I.C. ISAACS & COMPANY, INC.

             (Exact name of registrant as specified in its charter)

              DELAWARE                                2253                               52-1377061
      (State of Incorporation)            (Primary Standard Industrial                (I.R.S. Employer
                                          Classification Code Number)               Identification No.)
                                                3840 BANK STREET
                                         BALTIMORE, MARYLAND 21224-2522
                                                 (410) 342-8200

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    ROBERT J. ARNOT                                          GERALD W. LEAR
 CHAIRMAN OF THE BOARD AND CO-CHIEF EXECUTIVE OFFICER           PRESIDENT AND CO-CHIEF EXECUTIVE OFFICER
              I.C. ISAACS & COMPANY, INC.                              I.C. ISAACS & COMPANY, INC.
             350 FIFTH AVENUE, SUITE 1029                                   3840 BANK STREET
               NEW YORK, NEW YORK 10118                              BALTIMORE, MARYLAND 21224-2522
                    (212) 563-2720                                           (410) 342-8200

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                         ------------------------------
                         Copies of all communications,
 including all communications sent to the agent for service, should be sent to:

      EARL S. WELLSCHLAGER, ESQUIRE                  JOEL J. HUGHEY, ESQUIRE
          PIPER & MARBURY L.L.P.                        ALSTON & BIRD LLP
         36 SOUTH CHARLES STREET                     1201 W. PEACHTREE STREET
        BALTIMORE, MARYLAND 21201                     ATLANTA, GEORGIA 30309
              (410) 539-2530                              (404) 881-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX: / /

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING: / /

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING: / /


    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING: / /


    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX: / /

                        CALCULATION OF REGISTRATION FEE


                                                                PROPOSED MAXIMUM AGGREGATE
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED             OFFERING PRICE (1)        AMOUNT OF REGISTRATION FEE (2)
COMMON STOCK, $.0001 PAR VALUE..............................          $61,180,000.00                    $18,540.00


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) INCLUDES 570,000 SHARES OF COMMON STOCK SUBJECT TO AN OPTION GRANTED TO THE UNDERWRITERS BY THE COMPANY (AS HEREINAFTER DEFINED) TO COVER
    OVER-ALLOTMENTS, IF ANY. SEE "UNDERWRITING."


(2) ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE IN ACCORDANCE WITH RULE 457 UNDER THE SECURITIES ACT. THE REGISTRATION FEE WAS PAID ON OCTOBER 3, 1997.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 14, 1997


PROSPECTUS
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                3,800,000 SHARES


                                     [LOGO]



                          I.C. ISAACS & COMPANY, INC.


                                  COMMON STOCK

    All of the 3,800,000 shares of Common Stock offered hereby are being sold by I.C. Isaacs & Company, Inc. (the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "ISAC."


    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                                  UNDERWRITING
                                                                PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                                 PUBLIC          COMMISSIONS(1)      COMPANY(2)(3)
Per Share................................................          $                   $                   $
Total(4).................................................          $                   $                   $


(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company estimated to be
    $      .


(3) It is estimated that between $19.0 million and $20.0 million of the net proceeds will be used to pay the S Corporation Distribution. See "Company Organization--Prior S Corporation Status."



(4) The Company has granted the Underwriters a 30-day option to purchase up to 570,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $      , $      and $      , respectively. See "Underwriting."


                            ------------------------

    The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing such shares will be made against payment therefor in immediately available funds
at the office of The Robinson-Humphrey Company, LLC on or about         , 1997.
The Robinson-Humphrey Company                             Legg Mason Wood Walker
                                                     Incorporated

                The date of this Prospectus is           , 1997

    "BOSS-REGISTERED TRADEMARK-," "LORD ISAACS-REGISTERED TRADEMARK-," "I. C. ISAACS-REGISTERED TRADEMARK-," "PIZZAZZ-REGISTERED TRADEMARK-" AND "I.G. DESIGN-REGISTERED TRADEMARK-" ARE TRADEMARKS OF THE COMPANY. ALL OTHER TRADEMARKS OR SERVICE MARKS, INCLUDING "GIRBAUD-REGISTERED TRADEMARK-" AND "MARITHE AND FRANCOIS GIRBAUD-REGISTERED TRADEMARK-" (COLLECTIVELY, "GIRBAUD") AND "BEVERLY HILLS POLO CLUB-REGISTERED TRADEMARK-" APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS AND ARE NOT THE PROPERTY OF THE COMPANY.


                            ------------------------


    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                            ------------------------

    UNTIL ___________, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----
Prospectus Summary...............................           4
Risk Factors.....................................           9
Forward-Looking Statements.......................          16
Company Organization.............................          16
Use of Proceeds..................................          18
Dividend Policy..................................          18
Capitalization...................................          19
Dilution.........................................          20
Selected Financial Data..........................          21
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          22

                                                      PAGE
                                                      -----
Business.........................................          31
Management.......................................          49
Certain Transactions.............................          54
Principal Stockholders...........................          55
Shares Eligible for Future Sale..................          56
Description of Capital Stock.....................          57
Underwriting.....................................          59
Legal Matters....................................          60
Experts..........................................          60
Additional Information...........................          61
Index to Financial Statements....................         F-1


                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE NOTED, THE "COMPANY" REFERS TO I.C. ISAACS & COMPANY, INC. (FORMERLY I.G. DESIGN, INC.) AND ITS PREDECESSORS, SUBSIDIARIES AND AFFILIATED COMPANIES, INCLUDING I.C. ISAACS & COMPANY L.P. SEE "COMPANY ORGANIZATION." UNLESS OTHERWISE NOTED, ALL COMMON STOCK SHARE AMOUNTS, PER SHARE DATA AND OTHER INFORMATION SET FORTH IN THIS PROSPECTUS (I) HAVE BEEN ADJUSTED TO REFLECT A 246.9898-FOR-1 STOCK SPLIT, WHICH WILL BE EFFECTED PRIOR TO CONSUMMATION OF THE OFFERING AND OTHERWISE GIVE EFFECT TO THE REORGANIZATION (AS DEFINED IN "COMPANY ORGANIZATION") AND (II) ASSUME THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION HAS NOT BEEN EXERCISED.


THE COMPANY


    I.C. Isaacs & Company, Inc. is a rapidly growing designer, manufacturer and marketer of branded sportswear. Founded in 1913, the Company has assembled a portfolio of brands that addresses distinct fashion segments resulting in a diverse customer base. The Company offers full lines of sportswear for young men, women and boys under the BOSS brand in the United States and Puerto Rico and sportswear for men and women under the Beverly Hills Polo Club brand in the United States, Puerto Rico and Europe. Beginning in 1998, the Company will also offer a collection of men's sportswear under the Girbaud brand in the United States and Puerto Rico. Through a focused strategy of providing fashionable, branded merchandise at value prices, the Company has emerged as a significant fashion source for youthful and contemporary consumers who purchase sportswear and outerwear through specialty and department stores. The Company also offers women's sportswear under various other Company-owned brand names as well as under third-party private labels. Net sales of the Company grew from $85.3 million in 1994 to $118.7 million in 1996, and operating income grew from $4.7 million in 1994 to $9.3 million in 1996. In the first nine months of 1997, net sales and operating income totaled $127.2 million and $15.0 million, respectively, as compared to $86.7 million and $8.0 million, respectively, in the first nine months of 1996.



    The Company manufactures and markets certain sportswear under the BOSS brand for sale at specified price points in the United States and Puerto Rico subject to a concurrent use agreement. The Company has positioned the BOSS line to appeal to consumers who desire a fresh, urban, fashion-forward look. Through creative and innovative marketing, the Company has created powerful brand appeal for the BOSS line and has become an active influence in young men's fashion. The BOSS collection has been expanded from an initial line of denim products to a full array of sportswear consisting of jeans, tee shirts, sweatshirts, shorts, knit and woven shirts and outerwear, many of which are characterized by innovative design, creative graphics and bold uses of color. The Company also markets a juniors' sportswear line under the BOSS brand for young women, which includes a full selection of denim products and active sportswear. The Company's net sales of BOSS sportswear increased at an annual growth rate of 37.1% in 1994, 10.8% in 1995 and 39.3% in 1996. In 1996, net sales of BOSS sportswear accounted for 72.6% of the Company's net sales.



    The Company manufactures and markets certain sportswear under the Beverly Hills Polo Club brand in the United States, Puerto Rico and Europe under an exclusive license. The Company targets men and women who desire updated traditional sportswear at competitive prices. To reach a broader demographic customer base, the Beverly Hills Polo Club collection combines contemporary design details and innovative fabrics with classic American sportswear styling. The Beverly Hills Polo Club collection consists primarily of cotton clothing, including jeans, pants, shorts, knit and woven shirts and outerwear targeting the active, image-conscious consumer. The Company's Beverly Hills Polo Club line was introduced in the spring of 1994. The Company's net sales of Beverly Hills Polo Club sportswear increased at an annual growth rate of 83.5% in 1995 and 102.3% in 1996. In 1996, net sales of Beverly Hills Polo Club sportswear accounted for 12.0% of the Company's net sales.

    In November 1997, the Company acquired an exclusive license to manufacture and market certain men's sportswear under the Girbaud brand in the United States and Puerto Rico. The Girbaud brand is an internationally recognized designer sportswear label with a distinct European influence. By targeting men who desire contemporary, international fashion, the Girbaud brand will enable the Company to address another consumer segment within its branded product portfolio. The Company intends to reposition the Girbaud line with a broader assortment of products, styles and fabrications reflecting a contemporary European look. The Company plans to introduce the fall men's collection in early 1998.



    In the late 1980's, management made a decision to change the Company's marketing focus from a manufacturing-driven to a brand-driven strategy. As a result, the Company believes it has developed distinct competitive strengths that position it for continued success. See "Business--Competitive Strengths." The Company's key competitive strengths include:



    - EMPHASIS ON BRAND IDENTITY. The Company believes that brand identity, as well as the image and lifestyle that a brand conveys, are important factors that influence retail purchasing decisions. The BOSS, Beverly Hills Polo Club and Girbaud lines have strong brand identities and enable the Company to offer a broad continuum of designs and products well recognized by fashion-conscious consumers.


    - COMBINATION OF FASHION AND VALUE. Through its manufacturing, sourcing and merchandising expertise, the Company achieves a distinct combination of fashion and value. The Company provides its customers with fashionable, brand name sportswear which typically sells at retail prices below those of many well known designer brands.


    - CREATIVE AND INNOVATIVE MARKETING. Through a coordinated merchandising, advertising and marketing strategy, the Company has built strong name recognition and brand image for its BOSS and Beverly Hills Polo Club products. The Company targets youthful and contemporary consumers who are influenced by fashion, music and sports by utilizing a variety of advertising media, including television, print, outdoor signage and professional sports sponsorships.



    - FLEXIBLE MANUFACTURING AND SOURCING. The Company believes that its ability to source products from its United States facilities and third party foreign and domestic manufacturers enhances the Company's production flexibility and capacity while enabling it to control more efficiently the delivery, quality and pricing of its products. Currently, the Company utilizes approximately 50 factories in more than 10 countries including China, Hong Kong, Korea, Mexico, the Philippines, Taiwan, Thailand and the United States. The Company does not have long-term contracts with any manufacturers and most of the Company's manufacturers supply the Company on a non-exclusive basis pursuant to purchase orders.



    The Company's growth strategy includes continued capitalization on its competitive strengths and the implementation of specific strategies for continued expansion. See "Business--Growth Strategy." The Company's principal growth strategies are as follows:



    - BROADEN PRODUCT OFFERINGS. The Company believes it can effectively broaden its product offerings through the expansion of products offered under existing brands as well as the possible addition of new brands. Expansion within the BOSS product line is expected to be driven by tops and outerwear as well as the development of the boys', youth and juniors' lines. In addition, the Company recently added polo shirts and swimwear under the BOSS brand. Similarly, the Beverly Hills Polo Club brand includes a number of product lines that are in the early stages of market penetration, such as outerwear, and a number of potential product line expansions, such as men's dress shirts. To further develop the Beverly Hills Polo Club brand, product offerings within the women's line are being expanded, and the Company is reorganizing and increasing its women's sales force. The recent addition of the Girbaud brand adds a European-influenced designer sportswear brand to the Company's sportswear lines.

    - ENHANCE MARKETING PROGRAMS. While the Company believes that its current marketing strategy is one of its primary competitive strengths, the Company intends to continue its efforts to increase net sales by enhancing consumer recognition of its brand names and images through expanded marketing efforts. These efforts will include increased television, print, outdoor and point-of-sale advertising, as well as an expanded "Shop-in-Shop" program at the retail level.



    - EXPAND CHANNELS OF DISTRIBUTION. As demand for its sportswear increases, the Company believes that it can continue to expand and penetrate various channels of distribution. In recent years, the Company has expanded its distribution channels beyond specialty stores and specialty store chains with its BOSS label to begin significant distribution to department store customers. The Beverly Hills Polo Club brand has not penetrated the department store channel to the same extent as the BOSS brand, and the expanded distribution of Beverly Hills Polo Club products is a primary growth focus of the Company. The Company intends to market the Girbaud brand to specialty stores, specialty store chains and department stores.



    - INCREASE EUROPEAN PRESENCE FOR BEVERLY HILLS POLO CLUB. The Company believes that it is well positioned to capitalize on the acceptance of the Beverly Hills Polo Club brand name by continuing to expand its European sportswear distribution. The classic American sportswear look conveyed by the Beverly Hills Polo Club line is popular with European youth, and the Company is expanding its wholesale and retail channels of distribution in Europe to meet this increasing demand. The Company currently has distributors in nine countries in Europe and has three franchise stores in Spain.



S CORPORATION DISTRIBUTION AND RECENT DEVELOPMENTS



    Since January 1, 1993, the Company has elected to be treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and under comparable state laws. One day prior to the consummation of the transactions related to the Offering, the Company's S corporation status will be terminated. On such date, the Company will declare a dividend distribution to the stockholders of record of the Company, including certain officers and directors of the Company, in an aggregate amount of approximately $20.0 million, representing all earned but undistributed S corporation earnings of the Company. On and after such date, the Company will no longer be treated as an S corporation and, accordingly, will be fully subject to federal and state income taxes. Purchasers of shares of Common Stock in the Offering will not receive any portion of the S Corporation Distribution (as hereinafter defined). See "Company Organization--Prior S Corporation Status."



    The Company's right to use the BOSS brand name and image in the manufacture and sale of apparel is dependent on third party concurrent use and license agreements. Pursuant to a recent settlement of litigation (the "Settlement") among the Company, Hugo Boss AG ("Hugo Boss"), Brookhurst, Inc. ("Brookhurst"), Ambra Inc., a wholly-owned subsidiary of Hugo Boss ("Ambra"), and others, the Company acquired certain domestic and foreign trademark common law and registration rights to the BOSS brand name and image previously owned by Brookhurst, the Company's former licensor. The Company conveyed the foreign rights to the BOSS brand name and image to Ambra and received a license to continue to manufacture apparel in certain foreign countries using the BOSS brand name and image for sale in the United States and Puerto Rico. The Company retained ownership of domestic rights to the BOSS brand name and image subject to certain restrictions contained in a concurrent use agreement with Hugo Boss. As a result of the Settlement, the Company's rights to manufacture and market BOSS sportswear were expanded to allow broader product offerings and significant Company control over styling, advertising and distribution. See "Business--Licenses and Other Rights Agreements."


    The Company's principal executive offices are located at 3840 Bank Street, Baltimore, Maryland 21224-2522 (telephone number (410) 342-8200) and 350 Fifth Avenue, Suite 1029, New York, New York 10118 (telephone number (212) 563-2720).

                                  THE OFFERING


Common Stock offered by the Company hereby.........  3,800,000 shares

Common Stock to be outstanding after the Offering    7,800,000 shares
  (1)..............................................

Use of Proceeds....................................  The estimated net proceeds of the
                                                     Offering of approximately $45.4 million
                                                     will be used (i) to repay approximately
                                                     $20.0 million of the Company's
                                                     outstanding debt under the Company's
                                                     credit facilities, (ii) to pay the
                                                     Initial S Corporation Distribution (as
                                                     hereinafter defined) of approximately
                                                     $18.5 million and the Subsequent S
                                                     Corporation Distribution (as
                                                     hereinafter defined) estimated to be
                                                     $0.9 million and (iii) for general
                                                     corporate and working capital purposes.
                                                     See "Use of Proceeds."

Nasdaq National Market Symbol......................  Application has been made for quotation of the Common Stock on the Nasdaq
                                                     National Market under the symbol
                                                     "ISAC."


------------------------

(1) Excludes 500,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Stock Plan. See "Management--1997 Omnibus Stock Plan."

                                  RISK FACTORS


    See "Risk Factors" beginning on page 9 for a discussion of certain information that should be considered by prospective purchasers of the Common Stock offered hereby.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

    The summary historical and pro forma consolidated financial data set forth below should be read in conjunction with the more detailed consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                          NINE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                ------------------------------------------------------  ---------------------
                                                  1992       1993       1994       1995        1996       1996        1997
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------

                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.....................................  $  62,232  $  72,414  $  85,298  $  93,271  $  118,655  $  86,680  $  127,247
Cost of sales.................................     48,051     54,880     62,216     68,530      84,421     60,188      85,677
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------
Gross profit..................................     14,181     17,534     23,082     24,741      34,234     26,492      41,570
Selling, license, distribution, general and
  administrative fees and expenses............     12,282     15,214     18,333     20,267      25,627     18,468      26,674
Recovery of legal fees........................     --         --         --         --            (718)    --            (117)
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------
Operating income..............................      1,899      2,320      4,749      4,474       9,325      8,024      15,013
Interest expense..............................        997      1,260      1,191      1,247       1,365        995       1,619
Other income (expense) (1)....................         55      1,215      1,235         (3)         85        (21)         28
Minority interest.............................     --         --            (53)       (33)        (82)       (71)       (134)
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------
Income before extraordinary items (1)(2)......        957      2,275      4,740      3,191       7,963      6,937      13,288
PRO FORMA STATEMENT OF INCOME DATA:
Income before income taxes....................      3,184      2,275      5,129      3,191       7,963      6,937      13,288
Income tax provision (3)......................      1,236        933      2,103      1,308       3,265      2,844       5,448
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------
Net income....................................  $   1,948  $   1,342  $   3,026  $   1,883  $    4,698  $   4,093  $    7,840
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------
                                                ---------  ---------  ---------  ---------  ----------  ---------  ----------
Net income per share (4)......................                                              $     0.87             $     1.45
                                                                                            ----------             ----------
                                                                                            ----------             ----------
Weighted average common shares outstanding
  (4).........................................                                                   5,423                  5,423


                                                                                                AS OF SEPTEMBER 30, 1997
                                                                                         --------------------------------------
                                                                                                                    AS FURTHER
                                                                                                     AS ADJUSTED     ADJUSTED
                                                                                          ACTUAL         (5)            (5)
                                                                                         ---------  --------------  -----------

                                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........................................................................  $  22,359    $    3,524     $  48,374
Total assets...........................................................................     63,521        64,486        68,347
Distribution payable...................................................................     --            18,500        --
Notes payable and long-term debt.......................................................     23,437        23,437           398
Stockholders' equity...................................................................     26,182         8,982        54,382


------------------------
(1) Includes income from settlement of license disputes of $0.3 million, $1.5 million and $1.2 million in 1992, 1993 and 1994, respectively.

(2) Before extraordinary gains of $2.2 million in 1992 and $0.4 million in 1994 related to extinguishment of debt.


(3) Reflects historical provision for income taxes in 1992 and pro forma provision for income taxes as if the Company had been taxed as a C corporation for the years ended December 31, 1993, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively.



(4) Pro forma income per share is based on the weighted average number of shares of Common Stock outstanding plus the estimated number of shares being sold by the Company which would be necessary to fund the distribution of earned and undistributed S corporation earnings totaling approximately $18.5 million as of September 30, 1997. See "Use of Proceeds."



(5) Adjusted to reflect (i) the liability for the Initial S Corporation Distribution consisting of all earned but undistributed S corporation earnings as of September 30, 1997 and (ii) the recording of an estimated $1.3 million of deferred tax assets determined as if the Company's S corporation status had been terminated on September 30, 1997. Further adjusted to reflect the sale of 3.8 million shares of Common Stock by the Company assuming an initial public offering price of $13.00 per share and the application of approximately $41.5 million of the net proceeds to pay the Initial S Corporation Distribution and outstanding borrowings under its credit facilities as of September 30, 1997. The Company anticipates that the Subsequent S Corporation Distribution (as hereinafter defined) consisting of all earned but undistributed S corporation earnings for the period beginning on October 1, 1997 and ending on the S Termination Date (as hereinafter defined) will be approximately $0.9 million. See "Use of Proceeds" and "Company Organization."

                                  RISK FACTORS


    PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.



COMPETITION AND CHANGES IN CONSUMER DEMANDS



    The apparel industry is highly competitive, fragmented and subject to rapidly changing consumer demands and preferences. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and upon the continued appeal to consumers of the BOSS, Beverly Hills Polo Club and Girbaud brand names. Failure by the Company to identify and respond appropriately to changing consumer demands and fashion trends could adversely affect consumer acceptance of its products and could have a material adverse effect on the Company's financial condition and results of operations. The Company competes with numerous apparel manufacturers and distributors, many of which have greater financial resources than the Company. The Company's products also compete with a substantial number of designer and non-designer lines. Although the level and nature of competition differ among its product categories, the Company believes that it competes primarily on the basis of brand image, quality of design and value pricing. Increased competition by existing and future competitors could result in reductions in sales or prices of the Company's products, which could have a material adverse effect on the Company's financial condition and results of operations. In addition, there is no assurance that the Company will be able to introduce a competitive line of Girbaud products or that such products will achieve market acceptance. The apparel industry historically has been subject to substantial cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Licenses and Other Rights Agreements; and --Competition."



DEPENDENCE UPON LICENSES AND OTHER RIGHTS AGREEMENTS



    The Company's business is heavily dependent upon its use of the BOSS, Beverly Hills Polo Club and Girbaud brand names and images, which are in turn dependent upon the existence and continuation of certain licenses and other rights agreements. The Company's use of the BOSS brand name and image is limited to certain specified products at specified price points in the United States and Puerto Rico. The initial term of the BOSS agreements is four years; however, the agreements may be extended at the Company's option through December 31, 2007. The Company's right to use the BOSS brand name and image in the manufacture and sale of apparel is substantially dependent on third party concurrent use and license agreements. The Company's rights are subject to material restrictions on the Company's right to manufacture and sell apparel using the BOSS brand name and image, including, but not limited to, (i) prohibitions on using the BOSS brand name or image on certain types of clothing and on non-apparel items, (ii) parameters governing advertising, wholesale price points and the size, location, appearance, style and coloring of the BOSS logotype on different product categories and (iii) the requirement that the Company use the phrase "BOSS by I.G. Design" in the BOSS logotype on its BOSS products. The Company is also dependent upon the rights of the licensor of the Beverly Hills Polo Club brand name and image in the use of such name and image on the Company's products. The Company's licenses for use of the Beverly Hills Polo Club brand name and image are limited to certain specified products in the United States, Puerto Rico and Europe and may be extended at the Company's option through December 31, 2004. The Company's license for use of the Girbaud brand name and image is limited to certain specified products in the United States, Puerto Rico and the U.S. Virgin Islands and may be extended at the Company's option through December 31, 2002. There can be no assurance that the Company will be able to retain its right to use the BOSS, Beverly Hills Polo Club and Girbaud brand names and images or enter into comparable arrangements upon the expiration of the current agreements. In addition, each of the agreements contains provisions that, under certain circumstances (not all of which are under the Company's control), could permit the licensor and third parties to terminate the agreements. Such provisions include, among other things
(i) a default in the payment of certain amounts payable under the applicable agreement that continues beyond the specified grace period and (ii) the failure to comply with the covenants contained in the applicable agreement. Any termination of these agreements or any exercise of the Option (as hereinafter defined) would result in the Company losing its rights to use the BOSS, Beverly Hills Polo Club or Girbaud brand names and images and could have a material adverse effect on the Company's financial condition or results of operations. In addition, under the agreements, the licensor and third parties retain the right to produce, distribute, advertise and sell, and to authorize others to produce, distribute, advertise and sell, certain garments that are similar to some of the Company's products. Any such production, distribution, advertisement or sale of such garments by such parties or other authorized parties could have a material adverse effect on the Company's financial condition or results of operations.



    No assurance can be given that others will not assert rights in, or ownership of, these trademarks or other proprietary rights. If successful on the merits, such claims could have a material adverse effect on the Company's financial condition or results of operations. In the event of any litigation arising from such claim, any claiming party could have significantly greater resources than the Company to pursue litigation of such claims, and the Company could be forced to incur substantial costs to defend legal actions taken against it relating to the Company's use of trademarks or other proprietary rights. In addition, if any such third party is successful in challenging the Company's use of trademarks, the Company could be forced to pay significant damages or enter into expensive royalty or licensing arrangements with such third party. See "Business--Licenses and Other Rights Agreements."



RECENT SETTLEMENT OF BOSS LITIGATION



    Pursuant to a recent Settlement of litigation relating to use of the BOSS trademark among the Company, Hugo Boss, Brookhurst, Ambra and others, the Company acquired certain domestic and foreign trademark common law and registration rights to the BOSS brand name and image previously owned by Brookhurst, the Company's former licensor. The Company conveyed the foreign rights to the BOSS brand name and image to Ambra and received a license to continue to manufacture apparel in certain foreign countries using the BOSS brand name and image for sale in the United States and Puerto Rico. The Company retained ownership of domestic rights to the BOSS brand name and image, which is subject to a concurrent use agreement with Hugo Boss. In addition, Ambra holds an option to purchase the Company's domestic BOSS trademark rights (the "Option") at any time between November 5, 2006 and December 31, 2007 or earlier upon certain termination or default events. There is no assurance that the Settlement will preclude any future claims or litigation regarding the use of the BOSS brand name or image. Such claims or litigation could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Licenses and Other Rights Agreements--BOSS Trademark Rights; and --Litigation."



UNCERTAINTIES REGARDING MAINTAINING AND MANAGING GROWTH IN NET SALES



    The Company's net sales have grown substantially over the last three years. No assurance can be given that the level of net sales will not decline or that the Company will be successful in increasing net sales in the future. To manage growth effectively, the Company must anticipate trends, changes in styles and customer demand, continue to implement changes in certain aspects of its business, continue to expand its operations (including the development of a new distribution facility), attract and retain qualified personnel (including management), and develop, train and manage an increasing number of management-level and other employees. Any unexpected difficulties encountered during expansion, including, but not limited to, possible delays in successfully manufacturing and marketing a Girbaud line of products or delays in the construction and opening of the Company's new distribution facility, could have a material adverse effect on the Company's financial condition or results of operations. Additionally, each of the Company's agreements to use the BOSS, Beverly Hills Polo Club and Girbaud brand names and images provides that minimum annual royalties must be paid by the Company regardless of the level of the Company's sales of those products. If the Company does not achieve a sufficient level of sales, paying such minimum annual royalties could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Licenses and Other Rights Agreements."



CREDIT RISKS



    The Company extends credit to its customers based on an evaluation of each customer's financial condition and credit history and, due to growth, continues to experience increases in the amount of its outstanding accounts receivable. In 1994, 1995 and 1996, the Company's credit losses were $0.4 million, $0.4 million and $0.9 million, respectively. In each of these years, the Company's credit losses as a percentage of net sales has been less than three-quarters of one percent. There can be no assurance that the Company's credit losses will continue to be immaterial. The failure to accurately assess the credit risk from its customers, changes in overall economic conditions and other factors could cause the Company's credit losses to increase, which could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Credit Control."



DEPENDENCE UPON UNAFFILIATED MANUFACTURERS



    Approximately 72% of the Company's manufacturing needs are currently met through contracting with third party manufacturers such that the Company is largely dependent upon independent contractors for the manufacture of its products. The Company believes that its dependence on independent contractors will continue to increase. The Company currently contracts with approximately 50 manufacturers in more than 10 countries. The Company does not have long-term contracts with any manufacturers and most of those manufacturers supply the Company on a non-exclusive basis pursuant to purchase orders. During 1996, approximately 9% of the Company's purchases of raw materials, labor and finished goods for its apparel were made in Mexico; approximately 28% were made in Asia; approximately 23% were made at third party facilities elsewhere in the United States; and the balance was made in Company-operated facilities in the United States. The Company anticipates that a significant portion of the manufacturing of its Girbaud line of products will be performed by third party manufacturers outside the United States. The inability of a manufacturer to ship the Company's products in a timely manner or to meet the Company's quality standards could adversely affect the Company's ability to deliver products to its customers in a timely manner. The Company's reliance on third party manufacturers has not resulted in the past in material delays or disruptions in service that have had a material adverse effect on the Company's financial condition or results of operations. However, delays in delivery caused by manufacturing delays, disruption in services of delivery carriers or other factors could result in cancellations of orders, refusals to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company's financial condition or results of operations.



    The Company manufactures a substantial portion of its BOSS brand apparel through unaffiliated foreign manufacturers, and the Company's activities through these manufacturers are subject to a foreign manufacturing rights agreement with Ambra. This agreement contains certain restrictions governing use of the BOSS brand and the operations of third party manufacturers over which the Company may have limited control. See "--Dependence Upon Licenses and Other Rights Agreements" and "Business-- Manufacturing and Product Sourcing."



RISKS RELATED TO FOREIGN OPERATIONS AND SOURCING



    The Company's operations may be affected adversely by political instability resulting in the disruption of trade with the countries in which the Company's contractors are located, the imposition of additional regulations relating to imports, the imposition of additional duties, tariff and other charges on imports, significant fluctuations in the value of the dollar against foreign currencies or restrictions on the transfer of funds. Such factors have not previously had a material adverse effect on the Company's financial condition or results of operations but there can be no assurance of such in the future. All of the Company's products manufactured abroad are paid for in United States dollars. Accordingly, the Company does not engage in any currency hedging transactions.



    The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise that may be imported into the United States from these countries. These agreements also allow the United States to impose restraints at any time and on very short notice on the importation of categories of merchandise that, under the terms of the agreements, are not currently subject to specified limits. These agreements and statutes have not previously had a material adverse effect on the Company's financial condition or results of operations but there can be no assurance of such in the future. Imported products are also subject to United States customs duties, which comprise a material portion of the cost of the merchandise. A substantial increase in customs duties could have a material adverse effect on the Company's financial condition or results of operations. The United States or the countries in which the Company's products are produced or sold may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company's financial condition or results of operations.



    The Company's policy is to notify its independent manufacturers through its agents of the expectation that such manufacturers operate in compliance with applicable laws and regulations. While the Company's policies promote ethical business practices and the Company's staff periodically visits and monitors the operations of its independent manufacturers, the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Manufacturing and Product Sourcing."


DEPENDENCE UPON KEY PERSONNEL


    The success of the Company is largely dependent upon the personal efforts and abilities of its senior management, particularly Messrs. Robert J. Arnot, Chairman of the Board and Co-Chief Executive Officer, Gerald W. Lear, President and Co-Chief Executive Officer, Gary B. Brashers, Vice President-- Manufacturing and Chief Operating Officer, Eugene C. Wielepski, Vice President--Finance and Chief Financial Officer, and Thomas P. Ormandy, Vice President--Sales. Effective upon consummation of the Offering, these individuals, in the aggregate, will beneficially own approximately 19.6% of the Company's outstanding Common Stock. The Company has entered into employment agreements with each of these individuals. See "Management--Employment Agreements." The loss of the services of one or more of such individuals for an extended period of time could have a material adverse effect on the Company's financial condition or results of operations. The Company maintains and is the beneficiary of life insurance policies in the amount of $1.0 million on the lives of each of Messrs. Arnot, Lear and Brashers and in the amount of $0.5 million on the life of Mr. Wielepski. See "Business--Employees" and "Management."


DEPENDENCE UPON CERTAIN CUSTOMERS


    The Company's three largest customers accounted for an aggregate of approximately 20% of net sales in 1996. The Company's largest single customer in 1996 was J.C. Penney Company, Inc., which accounted for approximately 13% of net sales. The Company does not have long-term agreements with any of its customers. Instead, its customers purchase the Company's products pursuant to purchase orders and are otherwise under no obligation to continue to purchase the Company's products. The loss of one or more of the Company's largest customers could have a material adverse effect on the Company's financial condition or results of operations. The retail apparel industry has periodically experienced consolidation and other ownership changes. In the future, the Company's customers may consolidate, undergo restructurings, reorganizations or bankruptcies, or realign these affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail apparel industry. Such factors have not previously had a material adverse effect on the Company's financial condition or results of operations but there can be no assurance of such in the future. See "Business--Customers and Sales."



POTENTIAL SHORTAGES OF FABRICS



    The Company is dependent upon the ability of its suppliers to furnish fabrics in sufficient volumes at satisfactory prices and to meet performance, quality and delivery criteria for its domestic and Mexican pant producers. The Company does not have any contracts with its suppliers that obligate them to continue selling fabrics to the Company. The Company has not previously experienced material shortages of fabrics. However, if shortages of fabrics occur, or if the prices of these fabrics rise and if the Company is unable to increase its prices to recover such costs increases, a material adverse effect on the Company's financial condition or results of operations could result. See "Business--Manufacturing and Product Sourcing; and --Quality Control."


ENVIRONMENTAL CONTROLS AND OTHER REGULATORY REQUIREMENTS


    The Company is subject to various federal, state and local environmental laws and regulations governing, among other things, the discharge, storage, handling and disposal of a variety of hazardous and nonhazardous substances and wastes used in or resulting from its present and past operations. The Company's operations also are governed by laws and regulations relating to employee safety and health, principally the Occupational Safety and Health Act and the regulations thereunder, that, among other things, establish exposure limitations for cotton dust, formaldehyde, asbestos and noise and regulate chemical and ergonomic hazards in the workplace. There can be no assurance that regulatory requirements will not become more stringent in the future or that the Company will not incur significant costs relating to these matters in the future. The Company cannot predict the possible impact of additional or more stringent regulatory requirements on its financial condition or results of operations. See "Business-- Environmental Matters."


LACK OF SIGNIFICANT OPERATING HISTORY IN EUROPE


    The Company acquired a license to distribute, manufacture and market Beverly Hills Polo Club brand sportswear in Europe in the third quarter of 1996 and has had no significant operating history against which to assess the reasonableness of its strategy to expand sales internationally. The Company's European business strategy relies heavily upon its ability to align itself with effective distributors that are able to market the Beverly Hills Polo Club products to retailers. The Company is also dependent upon the services of contract warehouse facilities for the timely and accurate shipment of its products to its distributors and retail stores. A general failure by the Company to maintain and control its existing international distribution arrangements or to procure additional international distribution relationships could have a material adverse effect on the Company's financial condition or results of operations. Thus, no assurance can be given that the Company's international strategy will be successfully and properly implemented. In addition, due to the Company's utilization of franchise store arrangements in Europe, the Company's European expansion strategy is also dependent upon selecting franchisees that can successfully execute a retail strategy. See "Business--Growth Strategy."



SEASONALITY AND QUARTERLY FLUCTUATIONS



    The Company's business is subject to significant seasonal and quarterly fluctuations that are characteristic of the apparel and retail industries. The Company's backlog of orders and overall results of operations may fluctuate from quarter to quarter as a result of, among other things, variations in the timing of product orders by customers, weather conditions that may affect purchases at the wholesale and retail levels, the amount and timing of shipments, advertising and marketing expenditures and increases in the number of employees and overhead to support growth. In the Company's segment of the apparel industry, sales are generally higher in the first and third quarters. Historically, the Company has taken greater markdowns in the second and fourth quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Selected Quarterly Results" and "Business--Backlog and Seasonality."


CONTROL BY EXISTING STOCKHOLDERS


    Following the consummation of the Offering, the Company's existing stockholders, all of whom are parties to the Amended and Restated Shareholders' Agreement (the "Restated Shareholders' Agreement"), will beneficially own an aggregate of approximately 51.3% of the outstanding Common Stock. Accordingly, such stockholders will have the ability to control the election of directors and the results of other matters submitted to a vote of stockholders. Such concentration of ownership, together with the Restated Shareholders' Agreement and the anti-takeover effects of certain provisions in the Delaware General Corporation Law and in the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated By-laws (the "Restated By-laws"), may have the effect of delaying or preventing a change in control of the Company. See "--Anti-Takeover Provisions," "Principal Stockholders," "Description of Capital Stock" and "Certain Transactions--Restated Shareholders' Agreement."


ANTI-TAKEOVER PROVISIONS


    The Company's Restated Certificate and Restated By-laws include provisions that may have the effect of discouraging a non-negotiated takeover of the Company and preventing certain changes of control. These provisions, among other things (i) classify the Company's Board of Directors into three classes serving staggered, three-year terms, (ii) permit the Company's Board of Directors, without further stockholder approval, to issue up to 5.0 million shares of preferred stock with rights and preferences determined by the Board of Directors at the time of issuance, (iii) require a 66.7% vote of the Company's stockholders to approve any amendment, addition or termination of the Restated By-laws of the Company and (iv) restrict the ability of stockholders to call special meetings of the stockholders, nominate individuals for election to the Board of Directors or submit stockholder proposals. The Restated Shareholders' Agreement designates Messrs. Robert J. Arnot, Gerald W. Lear, Ira J. Hechler and Jon Hechler as principal shareholders (the "Principal Shareholders") and provides that the other stockholders subject to the Restated Shareholders' Agreement (the "Non-Principal Shareholders") shall vote, in elections of directors to fill Class I or Class II of the Board of Directors, for nominees of the Principal Shareholders. In addition, certain of the Company's agreements for use of the BOSS brand name provide that certain specified changes in the control of ownership of the Company may result in termination of such agreement. The Restated Shareholders' Agreement also provides for certain rights of first refusal and "drag along" rights. The provisions of the Restated Certificate, the Restated By-laws and the Restated Shareholders' Agreement might, therefore, have the effect of inhibiting stockholders' ability to realize the maximum value for their shares of Common Stock that might otherwise be realized because of a merger or other event affecting the control of the Company. See "Description of Capital Stock" and "Certain Transactions--Restated Shareholders' Agreement."


DILUTION


    The initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution of $6.43 per share. See "Dilution."

DIVIDEND POLICY



    The Company anticipates that, after payment of the S Corporation Distribution to stockholders of record as of the S Termination Date (as hereinafter defined), all earnings of the Company will be retained for the foreseeable future for use in the operations of the Company's business. Purchasers of shares of Common Stock in the Offering will not receive any portion of the S Corporation Distribution. Any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, restrictions in the Company's credit facility and other factors deemed relevant by the Board of Directors. See "Dividend Policy."


ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined through negotiations among the Company and the Underwriters and may bear no relationship to the market price for the Common Stock after the Offering. Subsequent to the Offering, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including depth and liquidity of the market for the Common Stock, investor perceptions of the Company, changes in conditions or trends in the Company's industry or in the industry of the Company's significant customers, publicly traded comparable companies and general economic and other conditions. See "Underwriting."

FUTURE SALES BY EXISTING STOCKHOLDERS; SHARES ELIGIBLE FOR FUTURE SALE


    The Common Stock offered hereby will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act of 1933, as amended ( the "Securities Act")) without restriction or registration under the Securities Act. Immediately after the Offering, the Company's existing stockholders will beneficially own an aggregate of approximately 51.3% of the outstanding Common Stock. Subject to the restrictions set forth below, such stockholders will be free to sell such shares from time to time to take advantage of favorable market conditions or for any other reason. Future sales of shares of Common Stock by the Company or its stockholders could adversely affect the prevailing market price of the Common Stock. The Company and each of its executive officers, directors and stockholders beneficially owning in the aggregate 4.0 million shares of Common Stock have entered into lock-up agreements with The Robinson-Humphrey Company, LLC and Legg Mason Wood Walker, Incorporated, as representatives of the Underwriters, pursuant to which they have agreed not to, directly or indirectly, sell, offer to sell, contract to sell, solicit an offer to buy, grant any option for the purchase or sale of, assign, pledge, distribute or otherwise transfer, dispose of or encumber any of their shares of Common Stock (other than those being sold pursuant to this Offering) or any securities convertible into or exercisable or exchangeable for shares of Common Stock without the prior written consent of the representatives of the Underwriters, for a period of 180 days after the date of this Prospectus (the "Lockup Period"). In addition, certain restrictions on transfers of shares of Common Stock by the existing stockholders of the Company are contained in the Restated Shareholders' Agreement. After the Lockup Period, approximately 3.97 million shares of Common Stock will be eligible for sale pursuant to Rule 144 promulgated under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale," "Underwriting" and "Certain Transactions--Restated Shareholders' Agreement."

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company (i) as of September 30, 1997, (ii) as adjusted as of that date to give effect to the Initial S Corporation Distribution, termination of the Company's S corporation status and the recording of an estimated $1.3 million of net deferred tax assets determined as if the Company's S corporation status had been terminated on September 30, 1997 and (iii) as further adjusted to reflect the sale of 3.8 million shares of Common Stock by the Company in the Offering at an assumed initial public offering price of $13.00 per share (the mid-point of the range set forth on the cover page of this Prospectus), after deducting the estimated underwriting discount and offering expenses payable by the Company, and the application of the estimated net proceeds therefrom to pay the Initial S Corporation Distribution, outstanding borrowings under the credit facilities and the application of the remainder of the net proceeds as further described under "Use of Proceeds." The information below should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, which are included elsewhere in this Prospectus.



                                                                                  AS OF SEPTEMBER 30, 1997
                                                                            -------------------------------------
                                                                                            AS        AS FURTHER
                                                                             ACTUAL     ADJUSTED(1)   ADJUSTED(1)
                                                                            ---------  -------------  -----------
                                                                                       (IN THOUSANDS)
Short-term debt:
  Current maturities of term loan and revolving line of credit............  $  22,489    $  22,489     $  --
  Current maturities of capital lease obligations.........................        142          142           142
                                                                            ---------  -------------  -----------
    Total short-term debt.................................................  $  22,631    $  22,631     $     142
                                                                            ---------  -------------  -----------
                                                                            ---------  -------------  -----------
Distribution payable......................................................  $  --        $  18,500     $  --
                                                                            ---------  -------------  -----------
                                                                            ---------  -------------  -----------

Long-term debt:
  Term loan, net of current maturities....................................  $     550    $     550     $  --
  Capital lease obligations...............................................        256          256           256
                                                                            ---------  -------------  -----------
    Total long-term debt..................................................        806          806           256

Stockholders' equity:
  Preferred Stock, par value $.0001 per share, 5,000,000 shares                --           --            --
    authorized, none issued and outstanding...............................
  Common Stock, par value $.0001 per share, 50,000,000 shares authorized,           1            1             1
    4,024,699 shares issued; 4,000,000 shares outstanding, 7,824,699 shares issued and outstanding as further adjusted(2)..................
  Additional paid-in capital..............................................        266          266        45,666
  Retained earnings.......................................................     25,930        8,730         8,730
  Treasury stock, at cost (24,699 shares).................................        (15)         (15)          (15)
                                                                            ---------  -------------  -----------
    Total stockholders' equity............................................     26,182        8,982        54,382
                                                                            ---------  -------------  -----------
    Total capitalization..................................................  $  26,988    $   9,788     $  54,638
                                                                            ---------  -------------  -----------
                                                                            ---------  -------------  -----------


------------------------------


(1) Adjusted to reflect (i) the liability for the Initial S Corporation Distribution consisting of all earned but undistributed S corporation earnings as of September 30, 1997 and (ii) the recording of an estimated $1.3 million of net deferred tax assets determined as if the Company's S corporation status had been terminated on September 30, 1997. Further adjusted to reflect the sale of 3.8 million shares of Common Stock by the Company assuming an initial public offering price of $13.00 per share and the application of approximately $41.5 million of the net proceeds to pay the Initial S Corporation Distribution and outstanding borrowings under its credit facilities as of September 30, 1997.



(2) Excludes 500,000 shares of Common Stock reserved for issuance pursuant to awards under the 1997 Omnibus Stock Plan (the "Plan"). See
    "Management--Employment Agreements; and --1997 Omnibus Stock Plan."

                                    DILUTION


    The net tangible book value of the Company at September 30, 1997 was approximately $24 million, or $6.09 per share of Common Stock. After giving effect to the Reorganization and the Initial S Corporation Distribution, as if the distribution had been recorded as of September 30, 1997 and the Company's S corporation status had terminated at such date, the as adjusted net tangible book value of the Company at September 30, 1997 would have been approximately $5.9 million or $1.47 per share of Common Stock. After giving effect to the sale by the Company of shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share (the mid-point of the range set forth on the cover page of this Prospectus) and after deducting the estimated underwriting discount and offering expenses payable by the Company and the application of the estimated net proceeds therefrom to pay the Initial S Corporation Distribution, the as further adjusted net tangible book value of the Company at September 30, 1997 would have been approximately $51.3 million, or $6.57 per share. See "Company Organization" and "Use of Proceeds." This represents an immediate increase in net tangible book value of $5.10 per share to the Company's existing stockholders and an immediate net tangible book value dilution of $6.43 per share to investors purchasing shares in the Offering. The following table illustrates this per share dilution:



Initial public offering price per share (1).................             $   13.00

  Net tangible book value per share at September 30, 1997...  $    6.09

  Decrease attributable to pro forma adjustments............      (4.62)
                                                              ---------

  As adjusted net tangible book value per share at
    September 30, 1997......................................       1.47

  Increase attributable to new investors in the Offering....       5.10
                                                              ---------

Net tangible book value, as further adjusted, per share
  after the Offering (2)....................................                  6.57
                                                                         ---------

Dilution per share to new investors.........................             $    6.43
                                                                         ---------
                                                                         ---------



    The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average consideration paid per share by the existing stockholders and by the new investors, assuming an initial public offering price of $13.00 per share but before deducting the underwriting discount and estimated offering expenses:



                                                         SHARES PURCHASED         TOTAL CONSIDERATION
                                                      -----------------------  --------------------------  AVERAGE PRICE
                                                        NUMBER      PERCENT       AMOUNT        PERCENT      PER SHARE
                                                      ----------  -----------  -------------  -----------  -------------

Existing stockholders...............................   4,000,000        51.3%  $     252,113         0.5%    $    0.04

New investors.......................................   3,800,000        48.7      49,400,000         99.5    $   13.00
                                                      ----------       -----   -------------      -----

  Total.............................................   7,800,000       100.0%  $  49,652,113       100.0%
                                                      ----------       -----   -------------      -----
                                                      ----------       -----   -------------      -----


------------------------

(1) Before deducting estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company.

(2) Excludes 500,000 shares of Common Stock reserved for issuance pursuant to awards under the Plan. See "Management--1997 Omnibus Stock Plan."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO, WHICH ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    During its first 77 years, the Company became one of the leading manufacturers of pants, trousers and jeans in the United States. The Company was able to utilize its fabric sourcing and manufacturing expertise to build a well known franchise in the men's and women's bottoms segment of the apparel industry. In this period, the Company's marketing efforts were typically driven by its manufacturing capabilities, and branding was limited to Company-owned brands and third-party private labels.


    In the late 1980's, management made a decision to change the Company's marketing focus from a manufacturing-driven to a brand-driven strategy. This fundamental shift within the Company reflected senior management's belief that the American sportswear market would be dominated by recognized brands with clearly established images. Management also concluded that increasing market share would go to those companies that were market-driven and able to service their customers with diversified manufacturing and sourcing capabilities. Recognizing its strength in bottoms manufacturing, in 1990 the Company entered into a license agreement for the exclusive use of the BOSS brand name on men's denim apparel and on all types of juniors' sportswear for the young women's market. In 1994, the Company expanded its license agreement to include use of the BOSS brand name on men's, women's, boys' and youth sportswear in the United States and Puerto Rico. In 1997, the Company's rights to manufacture and market BOSS sportswear were further expanded to allow broader product offerings and significant Company control over styling, advertising and distribution. In the fall of 1993, the Company entered into license agreements for the use of the Beverly Hills Polo Club brand name on men's and women's sportswear in the United States and Puerto Rico. License rights were expanded to include Europe in 1996 and to include men's dress shirts in 1997. See "Business--Licenses and Other Rights Agreements."



    In November 1997, the Company acquired an exclusive license to manufacture and market certain men's sportswear under the Girbaud brand in the United States and Puerto Rico. Over the last ten years, the Girbaud brand was manufactured and marketed in the United States under license by VF Corp. The Girbaud brand is an internationally recognized designer sportswear label with a distinct European influence. By targeting men who desire contemporary international fashion, the Girbaud brand will enable the Company to address another consumer segment within its branded product portfolio. The Company intends to reposition the Girbaud line with a broader assortment of products, styles and fabrications reflecting a contemporary European look. The Company plans to introduce the fall men's collection in early 1998. The Company anticipates that it will incur costs related to the implementation of the Girbaud brand, including, but not limited to, minimum royalty payments, expenditures for additional office and showroom space and costs related to adding merchandising and sales personnel. See "Business--Licenses and Other Rights Agreements--Girbaud License."



    The Company also manufactures and markets women's sportswear under its own "I.C. Isaacs," "Lord Isaacs" and "Pizzazz" brand names and under third-party private labels. The Company intends to continue to manufacture and market this sportswear for the foreseeable future. See "Business--Licenses and Other Rights Agreements."



    Over the past three years, the Company has completed its strategic repositioning from a manufacturing-driven company to a marketing and brand-driven company. Through a focused strategy of providing fashionable, branded merchandise at value prices, the Company has emerged as a significant fashion influence for youthful and contemporary consumers who purchase sportswear through specialty and department stores. The Company's brand-driven market strategy is evidenced by the increase of licensed, branded apparel as a percentage of the Company's net sales. In 1996, the BOSS and Beverly Hills Polo Club brands comprised 72.6% and 12.0% of net sales, respectively. Concurrent with this strategy, the Company has also shifted its product mix from predominately bottoms to a full array of sportswear, including tops and outerwear. As a result, net sales of the BOSS tops and outerwear lines have more than doubled since 1994 to approximately $29 million in 1996. The Company has also expanded its branded lines to include sportswear for boys, youth and juniors. Historically, the Company has recognized markdowns for specific unsold inventory in the second and fourth quarters. These specific markdowns are reflected in cost of sales and the related gross margins at the conclusion of the appropriate selling season. The following table sets forth, for the periods indicated, the Company's net sales categorized by brand and product category:


                                                                                                   NINE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                 -------------------------------  --------------------
                                                                   1994       1995       1996       1996       1997
                                                                 ---------  ---------  ---------  ---------  ---------

                                                                                    (IN THOUSANDS)
MEN'S(1)
BOSS Bottoms...................................................  $  37,724  $  37,234  $  44,667  $  32,360  $  44,238
BOSS Tops......................................................      6,709     15,882     29,284     21,014     35,543
BOSS Boys'.....................................................      1,834      3,264      6,736      4,201     10,833
Men's BHPC.....................................................      2,795      5,219     12,226      8,103     19,584
Men's Private Label............................................      3,227      4,299        500        485         83
                                                                 ---------  ---------  ---------  ---------  ---------
    Men's net sales............................................     52,289     65,898     93,413     66,163    110,281
                                                                 ---------  ---------  ---------  ---------  ---------
WOMEN'S(1)
BOSS Juniors'(2)...............................................      9,528      5,424      5,413      5,263      3,204
Women's BHPC...................................................      1,048      1,833      2,043      1,775      1,128
Women's Other(3)...............................................     22,433     20,116     17,786     13,479     12,634
                                                                 ---------  ---------  ---------  ---------  ---------
    Women's net sales..........................................     33,009     27,373     25,242     20,517     16,966
                                                                 ---------  ---------  ---------  ---------  ---------
    Total net sales............................................  $  85,298  $  93,271  $ 118,655  $  86,680  $ 127,247
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------


------------------------

(1) The net sales totals incorporate product returns allocated in proportion to gross sales.

(2) Results for the year ended December 31, 1994 include approximately $2.5 million of net sales of tee shirts and sweatshirts with unisex styling that were discontinued after the Company obtained a license to manufacture and sell men's BOSS tops in the fourth quarter of 1994. As a result, these products were recategorized in men's BOSS tops in 1995 and thereafter.

(3) Includes Company-owned brands and third-party private labels.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's consolidated statements of income for the periods shown below:


                                                                                               NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                           ---------------------------------  --------------------
                                                             1994       1995       1996(1)      1996      1997(1)
                                                           ---------  ---------  -----------  ---------  ---------
Net sales................................................      100.0%     100.0%      100.0%      100.0%     100.0%
Cost of sales............................................       72.9       73.5        71.1        69.4       67.3
                                                           ---------  ---------       -----   ---------  ---------
Gross profit.............................................       27.1       26.5        28.9        30.6       32.7
Selling expenses.........................................        8.8        9.5        10.0        10.3        9.6
License fees.............................................        3.5        3.4         4.1         4.0        4.7
Distribution and shipping expenses.......................        2.4        2.6         2.2         2.2        2.5
General and administrative expenses......................        6.8        6.2         4.7         4.8        4.1
                                                           ---------  ---------       -----   ---------  ---------
Operating income.........................................        5.6%       4.8%        7.9%        9.3%      11.8%
                                                           ---------  ---------       -----   ---------  ---------
                                                           ---------  ---------       -----   ---------  ---------


------------------------


(1) General and administrative expenses have been reduced to reflect the receipt in 1996 and 1997 of approximately $0.7 million and $0.1 million, respectively, related to an agreement with the Company's insurance carrier to reimburse it for legal fees associated with litigation billed in prior years.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,
  1996



    NET SALES. Net sales increased 46.7% to $127.2 million in the nine months ended September 30, 1997 from $86.7 million in the nine months ended September 30, 1996. Substantially all of this increase was due to higher volume shipments of BOSS and Beverly Hills Polo Club sportswear. Net sales of BOSS sportswear increased $31.0 million or 49.4% to $93.8 million primarily driven by strong growth in the men's tops, boys' and youth segments and continued strength of the jeans segment. Net sales of the BOSS tops segment were $35.5 million in the nine months ended September 30, 1997 versus $21.0 million in the nine months ended September 30, 1996. Net sales of Beverly Hills Polo Club sportswear increased $10.8 million or 109.1% to $20.7 million over the same period, primarily driven by strong growth in the men's business. International sales were insignificant in the nine months ended September 30, 1997.



    GROSS PROFIT. Gross profit increased 57.0% to $41.6 million in the nine months ended September 30, 1997 from $26.5 million in the nine months ended September 30, 1996. Gross profit as a percentage of net sales increased to 32.7% from 30.6% over the same period. The increase in gross profit was due in part to the expansion of the BOSS tops product line, which typically carries a higher gross margin than the bottoms product line. In addition, the tops line had improved gross margins due to reduced costs on imported tops resulting from volume purchase discounts. Also, the continued shift of production of denim bottoms from the United States to Mexico and the accompanying decrease in labor and overhead costs contributed to the improved gross margin. The Company's improved gross margin was also a result of increased sales of products at full margin, particularly in the first quarter, offset somewhat by markdowns taken in the second quarter related to unsold spring and summer goods.



    SELLING, DISTRIBUTION, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, distribution, general and administrative ("SG&A") expenses increased 44.3% to $26.7 million in the nine months ended September 30, 1997 from $18.5 million in the nine months ended September 30, 1996. As a percentage of net sales, SG&A expenses decreased to 20.9% from 21.3% over the same period. This improvement reflects overall declines in SG&A expenses resulting from cost containment efforts in certain expense areas and expense leverage associated with the Company's growth. Selling expenses increased $3.3 million to $12.2 million over the same period as a result of higher commissions to the Company's salespersons and higher advertising expenditures which increased $0.5 million to $2.4 million as the Company continued to focus on enhancing the identity and image of its brands through increased media exposure. Distribution and shipping expenses increased $1.3 million to $3.2 million due to higher unit shipments and increased overtime costs. The Company opted to incur additional overtime wages rather than adding personnel to process the increase in unit shipments. General and administrative expenses increased $1.1 million to $5.3 million due to salary increases for existing employees and salaries and costs associated with the hiring of new management and administrative personnel.



    LICENSE FEES. License fees increased $2.4 million to $5.9 million in the nine months ended September 30, 1997 from $3.5 million in the nine months ended September 30, 1996. As a percentage of net sales, license fees increased to 4.7% from 4.0%. This increase was due to greater sales growth of non-denim branded products, which have higher royalty rates than other branded products. The Company believes that its license fees will increase as the percentage of net sales of branded products increases.



    OPERATING INCOME. Operating income increased 87.5% to $15.0 million or 11.8% of net sales in the nine months ended September 30, 1997, from $8.0 million or 9.3% of net sales in the nine months ended September 30, 1996. This increase resulted primarily from the increase in net sales and gross profit margins.



    INTEREST EXPENSE. Interest expense increased $0.6 million to $1.6 million in the nine months ended September 30, 1997 due to an increase in working capital borrowing requirements. In the nine months ended September 30, 1997, the average debt balance was $17.9 million, with an average effective interest rate of 9.5%. In the nine months ended September 30, 1996, the average debt balance was $9.1 million with an average effective interest rate of 9.25%.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


    NET SALES. Net sales increased 27.2% to $118.7 million in 1996 from $93.3 million in 1995. Substantially all of the increase in net sales was due to greater unit volume shipments of both the BOSS and Beverly Hills Polo Club sportswear lines. Net sales of BOSS sportswear increased 39.3% to $86.1 million in 1996 from $61.8 million in 1995. The volume increase in BOSS sportswear was primarily driven by strong growth in the tops segment, continued strength of the jeans segment and, to a lesser extent, growth in the boys' and youth segments. Net sales of BOSS tops and outerwear nearly doubled from $15.9 million in 1995 to $29.3 million in 1996, as a result of the Company's continued product expansion and increased consumer acceptance and demand. The BOSS bottoms segment also showed strong growth, as net sales increased 20.2% in 1996 to $44.7 million. Net sales of Beverly Hills Polo Club sportswear increased 101.4% to $14.3 million during the same period primarily driven by strong growth in the men's segment. This success was due in part to increased acceptance of the product after its first full year of sales and the ongoing reconfiguration of the Company's Beverly Hills Polo Club sales force to more effectively market to specialty store customers. These increases in net sales were partially offset by a decline in sales of the Company's men's private label collection and women's Company-owned and private label collections as the Company continued to place more emphasis on branded labels. The Company discontinued the men's private label collection in 1996 due to unsatisfactory gross margins relative to BOSS and Beverly Hills Polo Club sportswear. The Company did not incur any material costs in connection with the discontinuation. International sales were insignificant in 1996.



    GROSS PROFIT. Gross profit increased 38.5% to $34.2 million in 1996 from $24.7 million in 1995. Gross profit as a percentage of net sales increased to 28.9% in 1996 from 26.5% in 1995. The increase in gross margin was primarily due to the expansion of the BOSS tops product line as a percentage of total net sales. The tops line had a higher gross margin due to reduced costs on imported tops resulting from volume purchase discounts. Also, the continued shift of production of denim bottoms from the United States to Mexico and accompanying decrease in labor and overhead costs contributed to the improved gross margin.



    SELLING, DISTRIBUTION, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased 22.7% to $24.9 million in 1996 from $20.3 million in 1995. As a percentage of net sales, SG&A expenses decreased to 21.1% in 1996 from 21.8% in 1995. This improvement reflects overall declines in SG&A expenses resulting from cost containment efforts in certain expense areas and expense leverage associated with the Company's growth. Selling expense increased $3.0 million to $11.9 million over the same period, as a result of higher commissions to the Company's salespersons and higher advertising expenditures which increased $1.0 million to $2.5 million as the Company initiated an advertising campaign to promote the BOSS brand. Distribution and shipping expenses increased $0.3 million to $2.7 million due to higher unit shipments and overtime wages for employees at the Company's distribution center. The Company opted to incur additional overtime wages rather than adding personnel to process the increase in unit shipments. General and administrative expenses increased $0.4 million to $6.2 million during the same period primarily due to higher data processing expenses.



    LICENSE FEES. License fees increased $1.6 million to $4.8 million in 1996 from $3.2 million in 1995. As a percentage of net sales, license fees increased to 4.1% from 3.4%. License fees increased at a rate in excess of the growth in net sales due to the increase in sales of non-denim branded products.



    OPERATING INCOME. Operating income increased 106.7% to $9.3 million or 7.9% of net sales in 1996, from $4.5 million or 4.8% of net sales in 1995. This increase primarily resulted from the increase in net sales and gross profit margins as well as the receipt of approximately $0.7 million related to an agreement with the Company's insurance carrier to reimburse it for legal fees associated with litigation billed in prior years.


    INTEREST EXPENSE. Interest expense increased to $1.4 million from $1.2 million in 1996 due to an increase in working capital borrowing requirements which was partially offset by a reduction in borrowing costs. For 1996, the average outstanding short-term debt balance was $9.8 million, with an average effective interest rate of 9.25%. For 1995, the average balance was $8.5 million, with an average effective interest rate of 9.88%.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales increased 9.4% to $93.3 million in 1995 from $85.3 million in 1994. Substantially all of this increase was due to greater unit shipments of BOSS sportswear which was due to greater penetration of the specialty store channel and initial shipments to a major department store chain. Net sales of BOSS sportswear increased $6.0 million or 10.8% to $61.8 million in 1995 primarily due to the expansion of the tops product line. The overall increase in net sales was partially offset by weaker sales of colored denim shorts. Net sales of Beverly Hills Polo Club sportswear increased $3.3 million or 86.8% to $7.1 million over the same period as it continued to grow from its initial introduction by the Company in the first quarter of 1994. There were no international sales in 1995 or 1994.

    GROSS PROFIT. Gross profit increased 6.9% to $24.7 million in 1995 from $23.1 million in 1994. However, gross profit as a percentage of net sales decreased to 26.5% from 27.1% over the same period. The decrease in gross profit as a percentage of net sales resulted from weaker sales of higher gross margin colored denim shorts combined with stronger sales of the Company's lower gross margin private label products.


    SELLING, DISTRIBUTION, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased 10.9% to $20.3 million in 1995 from $18.3 million in 1994. As a percentage of net sales, SG&A expenses increased to 21.8% from 21.5% in 1994 as the Company increased investment in organizational structure and personnel to support growth and expanded advertising. Selling expenses increased $1.4 million to $8.9 million during the same period primarily due to a $1.1 million increase in advertising expenditures. Total advertising expenditures more than tripled to $1.5 million as the Company significantly expanded its campaign to increase awareness of the BOSS brand. Also, commission expenses to the Company's salespersons rose as sales of BOSS and Beverly Hills Polo Club sportswear continued to increase as a percentage of total net sales. Distribution and shipping expenses increased $0.4 million to $2.4 million over the same period as a result of increased unit shipments and overtime wages for employees at the Company's distribution center. General and administrative expenses were essentially unchanged from the $5.8 million experienced in 1994 as the Company contained personnel costs.



    LICENSE FEES. License fees increased $0.2 million to $3.2 million in 1995 from $3.0 million in 1994. This increase was attributable to increases in sales of BOSS sportswear.



    OPERATING INCOME. Operating income decreased 4.3% to $4.5 million or 4.8% of net sales in 1995, from $4.7 million or 5.6% of net sales in 1994. This decrease primarily resulted from lower gross margins coupled with higher SG&A expenses.


    INTEREST EXPENSE. Interest expense increased minimally to $1.3 million in 1995 primarily due to an increase in average outstanding borrowings. For 1995, the average outstanding short-term debt balance was $8.5 million, with an average effective interest rate of 9.88%. For 1994, the average balance was $6.6 million, with an average effective interest rate of 9.72%.

    OTHER INCOME (EXPENSE). There was no significant other income in 1995 as compared to other income of $1.2 million in 1994. In 1994, the Company received approximately $1.2 million as the final payment related to the settlement of a license dispute with a third party.

    EXTRAORDINARY ITEM. The Company recognized an extraordinary gain of $0.4 million in 1994 related to early extinguishment of senior subordinated debt due a former partner. There was no comparable item in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has relied primarily on internally generated funds, trade credit and asset-based borrowings to finance its operations and expansion. The Company's capital requirements primarily result from working capital needed for inventory and accounts receivable.

    OPERATING CASH FLOW


    Cash used by operations totaled $9.5 million for the nine months ended September 30, 1997 due to a significant increase in accounts receivable and inventory which resulted from higher sales of BOSS and Beverly Hills Polo Club sportswear. This was partially offset by higher levels of accounts payable and improved operating results. Cash used for investing activities totaled $0.8 million for the nine months ended September 30, 1997 and was used primarily for the purchase of machinery for the Company's factories. Cash provided by financing activities totaled $10.8 million for the nine months ended September 30, 1997. The Company borrowed $9.5 million under its credit facilities primarily to finance the growth in accounts receivable and inventory and borrowed $6.5 million to fund distributions to its stockholders for the payment of federal and state income taxes.



    Accounts receivable and inventories increased $16.3 million and $8.4 million, respectively, from December 31, 1996 to September 30, 1997 due to higher sales of BOSS and Beverly Hills Polo Club sportswear and higher levels of finished goods. The increase in accounts receivable was greater than the increase in sales due to lower than expected cash collections beginning in May and continuing through September 30, 1997. Also, the increase in the finished goods inventories was greater than the increase in sales due to growth in imported merchandise for which the Company pays via letters of credit prior to delivery in the United States. The Company manages its inventory levels by scheduling production and purchases of imported inventory to meet firm purchase orders. There was a $2.1 million increase in the overdraft directly related to the higher inventory levels necessary to support anticipated sales growth in early 1997 and a $16.0 million increase in outstanding borrowings under the Company's revolving line of credit from December 31, 1996 to September 30, 1997.



    Capital expenditures were $0.8 million for the nine months ended September 30, 1997 and $0.7 million in both 1996 and 1995. The Company's capital expenditures were comprised primarily of purchases of computer equipment and sewing machinery for its domestic factories. The Company anticipates that capital expenditures will be approximately $6.0 to $7.0 million in 1998, primarily related to the construction of a new 150,000 square foot distribution center in Milford, Delaware to be financed through a mortgage loan. A significant portion of the Company's fixed assets are located at its manufacturing facilities in Mississippi. The Company has no plans to upgrade these manufacturing facilities as they become obsolete, but rather intends to transfer the production capacity to domestic and foreign independent contractors.



    As of September 30, 1997, the Company had outstanding borrowings under its revolving line of credit and term loan facility of $23.0 million compared to $7.2 million as of December 31, 1996. The higher borrowing level was necessary to support the growth in accounts receivable and inventory experienced in the first nine months of 1997.



    Because of the Company's treatment as an S corporation for federal and state income tax purposes, the Company has provided funds to its stockholders for the payment of income taxes on the earnings of the Company. Accordingly, the Company made cash distributions to its stockholders in the amounts of $2.9 million, $3.2 million and $6.5 million in 1995, 1996 and thus far in 1997, respectively. Prior to the Closing Date, the Company will declare the S Corporation Distribution. The amount of the Initial S Corporation Distribution will be approximately $18.5 million, which represents all earned but undistributed S corporation earnings of the Company as of September 30, 1997. The amount of the Subsequent S Corporation Distribution is estimated to be approximately $0.9 million, which will represent all earned but undistributed S corporation earnings of the Company for the period beginning on October 1, 1997 and ending on the S Termination Date. On and after the S Termination Date, the Company will no longer be treated as an

S corporation. After completion of the Offering, the Company's immediate cash flow needs will not reflect any dividend distributions to the Company's stockholders for payment of income taxes on the earnings of the Company. However, the Company will assume responsibility for payment of federal and state income taxes, which will partially offset the Company's former cash commitment to provide its stockholders with funds for the payment of income taxes.

    CREDIT FACILITIES


    The Company has an asset-based revolving line of credit with Congress Financial Corporation that allows it to borrow up to $30.0 million based on a percentage of eligible accounts receivable and inventory. Outstanding borrowings at December 31, 1995, December 31, 1996 and September 30, 1997 were $7.2 million, $6.3 million and $22.3 million, respectively. Borrowings under the revolving line of credit bear interest at the lender's prime rate plus 1.0%. Also, the Company has a term loan facility with the lender, which allows it to continually borrow up to $1.0 million. Outstanding borrowings under the term loan were $0.3 million, $0.9 million and $0.7 million at December 31, 1995, December 31, 1996 and September 30, 1997, respectively. The Company will use a portion of the net proceeds of the Offering to repay the amounts outstanding under these credit facilities. See "Use of Proceeds." The Company intends to enter into a new credit facility after consummation of the Offering, which will replace the existing revolving line of credit and term loan facilities. The Company does not expect to incur material costs in connection with entering into a new credit facility.



    In November 1997, the Company borrowed $11.25 million to finance the acquisition of certain BOSS trademark rights. This obligation is evidenced by a secured limited recourse promissory note which matures on December 31, 2007 (the "Note"). The Note bears interest at 10.0% per annum, payable quarterly; principal is payable in full upon maturity of the Note, which is collateralized by the Domestic BOSS Trademark Rights. See "Business--Licenses and Other Rights Agreements."



    The Company extends credit to its customers. Accordingly, the Company may have significant risk in collecting accounts receivable from its customers. The Company has credit policies and procedures which it uses to minimize its exposure to credit losses. The Company's collection personnel regularly contact customers with receivable balances outstanding beyond 30 days to expedite collection. If these collection efforts are unsuccessful, the Company may discontinue merchandise shipments until the outstanding balance is paid. Ultimately, the Company may engage an outside collection organization to collect past due accounts. The timely contact with customers by collection personnel has been effective in reducing credit losses to an immaterial amount. In 1994, 1995 and 1996, the Company's credit losses were $0.4 million, $0.4 million and $0.9 million, respectively. In each of these years, the Company's actual credit losses as a percentage of net sales has been less than three-quarters of one percent. See "Business--Credit Control."



    The Company believes that the net proceeds of the Offering, together with cash from operations and its existing credit facilities, will be sufficient to meet its capital requirements for the next 12 months.


PRO FORMA ADJUSTMENTS FOR INCOME TAXES


    Prior to the Reorganization, the Company's earnings were not subject to federal, state and local income taxes. In connection with the Reorganization, the Company's earnings will become subject to such taxes. In addition, as a result of the Reorganization, the Company will record a net deferred tax asset and a corresponding tax benefit in its statement of income in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." If the Offering occurred on September 30, 1997, the deferred tax asset and corresponding tax benefit would have been approximately $1.3 million. The Company's pro forma effective tax rate, which excludes the non-recurring tax benefit discussed above, for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and September 30, 1997 was 41.0%. The effect of taxes is not discussed herein because the historic taxation of the earnings of the Company is not meaningful with respect to periods after the Reorganization.

SELECTED QUARTERLY RESULTS


    The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. In the Company's segment of the apparel industry, sales are generally higher in the first and third quarters. However, the Company's strong growth in 1996 minimized this seasonal effect. Historically, the Company has taken greater markdowns in the second and fourth quarters. As the timing of the shipment of products may vary from year to year, the results for any particular quarter may not be indicative of results for the full year. The Company has not had significant overhead and other costs generally associated with large seasonal variations. See "Risk Factors--Seasonality and Quarterly Fluctuations."


    The following table sets forth certain unaudited quarterly financial information for the periods shown:

                                                                 QUARTER ENDED
                        -----------------------------------------------------------------------------------------------
                         MARCH 31,    JUNE 30,    SEPTEMBER 30,  DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                           1996         1996          1996           1996          1997         1997          1997
                        -----------  -----------  -------------  -------------  -----------  -----------  -------------

                                                            (DOLLARS IN THOUSANDS)
Net sales.............   $  25,902    $  25,997     $  34,781      $  31,975     $  39,312    $  38,398     $  49,537
Gross profit..........       7,839        7,837        10,817          7,741        13,313       12,376        15,881
GROSS PROFIT MARGIN...        30.3%        30.1%         31.1%          24.2%         33.9%        32.2%         32.1%
Operating income......   $   2,089    $   1,567     $   4,367      $   1,302     $   4,854    $   3,968     $   6,191
OPERATING MARGIN......         8.1%         6.0%         12.6%           4.1%         12.3%        10.3%         12.5%


INFLATION

    The Company does not believe that the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on its net sales or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company's products are manufactured, the Company does not believe that they have had a material effect on the Company's net sales or profitability.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 will begin to affect the Company in 1997 with the establishment of the 1997 Omnibus Stock Plan. See "Management-- 1997 Omnibus Stock Plan." The Company will adopt only the disclosure provisions of SFAS 123 and account for stock-based compensation using the intrinsic value method set forth in APB Opinion 25.

    In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than is currently used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to existing fully diluted earnings per share. As required by the policies of the Securities and Exchange Commission (the "Commission"), the Company has treated the shares being sold to fund the S Corporation Distribution as outstanding prior to the Offering. SFAS 128 does not have a provision requiring such treatment. The Commission is currently evaluating its policies concerning this issue. Assuming shares issued to fund the S Corporation Distribution continue to be treated as outstanding prior to the Offering, the Company believes adopting SFAS 128 will not have a material effect on its calculation of earnings per share. The Company will adopt the provisions for computing earnings per share set forth in SFAS 128 in December 1997.


    Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participation rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 will have no effect on the Company because it currently discloses the information specified.


    In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. The Company's results of operations and financial position will be unaffected by implementation of these new standards.

    Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

    Statement of Financial Accounting Standards No. 131, Disclosure about Segments of a Business Enterprise ("SFAS 131"), establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    Both SFAS 130 and SFAS 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

                                    BUSINESS

INTRODUCTION


    I.C. Isaacs & Company, Inc. is a rapidly growing designer, manufacturer and marketer of branded sportswear. Founded in 1913, the Company has assembled a portfolio of brands that addresses distinct fashion segments resulting in a diverse customer base. The Company offers full lines of sportswear for young men, women and boys under the BOSS brand in the United States and Puerto Rico and sportswear for men and women under the Beverly Hills Polo Club brand in the United States, Puerto Rico and Europe. Beginning in 1998, the Company will also offer a collection of men's sportswear under the Girbaud brand in the United States and Puerto Rico. Through a focused strategy of providing fashionable, branded merchandise at value prices, the Company has emerged as a significant fashion source for youthful and contemporary consumers who purchase sportswear and outerwear through specialty and department stores. The Company also offers women's sportswear under various other Company-owned brand names as well as under third-party private labels. Net sales of the Company grew from $85.3 million in 1994 to $118.7 million in 1996, and operating income grew from $4.7 million in 1994 to $9.3 million in 1996. In the first nine months of 1997, net sales and operating income totaled $127.2 million and $15.0 million, respectively, as compared to $86.7 million and $8.0 million, respectively, in the first nine months of 1996.



    The Company manufactures and markets certain sportswear under the BOSS brand for sale at specified price points in the United States and Puerto Rico subject to a concurrent use agreement. The Company has positioned the BOSS line to appeal to consumers who desire a fresh, urban, fashion-forward look. Through creative and innovative marketing, the Company has created powerful brand appeal for the BOSS line and has become an active influence in young men's fashion. The BOSS collection has been expanded from an initial line of denim products to a full array of sportswear consisting of jeans, tee shirts, sweatshirts, shorts, knit and woven shirts and outerwear, many of which are characterized by innovative design, creative graphics and bold uses of color. The Company also markets a juniors' sportswear line under the BOSS brand for young women, which includes a full selection of denim products and active sportswear. The Company's net sales of BOSS sportswear increased at an annual growth rate of 37.1% in 1994, 10.8% in 1995 and 39.3% in 1996. In 1996, net sales of BOSS sportswear accounted for 72.6% of the Company's net sales.



    The Company manufactures and markets certain sportswear under the Beverly Hills Polo Club brand in the United States, Puerto Rico and Europe under an exclusive license. The Company targets men and women who desire updated traditional sportswear at competitive prices. To reach a broader demographic customer base, the Beverly Hills Polo Club collection combines contemporary design details and innovative fabrics with classic American sportswear styling. The Beverly Hills Polo Club collection consists primarily of cotton clothing, including jeans, pants, shorts, knit and woven shirts and outerwear targeting the active, image-conscious consumer. The Company's Beverly Hills Polo Club line was introduced in the spring of 1994. The Company's net sales of Beverly Hills Polo Club sportswear increased at an annual growth rate of 83.5% in 1995 and 102.3% in 1996. In 1996, net sales of Beverly Hills Polo Club sportswear accounted for 12.0% of the Company's net sales.



    In November 1997, the Company acquired an exclusive license to manufacture and market certain men's sportswear under the Girbaud brand in the United States and Puerto Rico. The Girbaud brand is an internationally recognized designer sportswear label with a distinct European influence. By targeting men who desire contemporary, international fashion, the Girbaud brand will enable the Company to address another consumer segment within its branded product portfolio. The Company intends to reposition the Girbaud line with a broader assortment of products, styles and fabrications reflecting a contemporary European look. The Company plans to introduce the fall men's collection in early 1998.



    The Company also manufactures and markets women's sportswear under its own "I.C. Isaacs," "Lord Isaacs" and "Pizzazz" brand names and under third-party private labels. The Company intends to continue to manufacture and market this sportswear for the foreseeable future.

COMPETITIVE STRENGTHS

    In the late 1980's, management made a decision to change the Company's marketing focus from a manufacturing-driven to a brand-driven strategy. As a result, the Company believes it has developed distinct competitive strengths which position it for continued success. The Company's key competitive strengths include:


    EMPHASIS ON BRAND IDENTITY. The Company believes that brand identity, as well as the image and lifestyle that a brand conveys, are important factors that influence retail purchasing decisions. The Company believes that the BOSS and Beverly Hills Polo Club brands have developed strong name recognition and consumer appeal. The Company has consistently positioned the BOSS line to be a fashion-forward brand with an urban attitude. The word "boss" conveys images of power and authority and is commonly used by today's youth as an expression of excellence. Similarly, the Company believes that the Beverly Hills Polo Club brand name, together with the accompanying distinctive horse and rider logo, connotes a "classic American" upscale image with which retail consumers easily identify. In addition, Girbaud is an internationally recognized designer brand and will be positioned to appeal to contemporary consumers who desire high quality, European-influenced fashion. The combination of these brands enables the Company to offer a broad continuum of designs and products that are well-recognized by fashion-conscious consumers.



    COMBINATION OF FASHION AND VALUE. The Company is able to provide consumers with fashionable brand name sportswear at affordable prices. The BOSS and Beverly Hills Polo Club product lines both consistently provide exciting, fashion-forward products using fresh colors, striking graphic designs, unique fabrics, unusual trimmings and elaborate embroidery. The Company offers a wide array of traditional products such as jeans, tee shirts, polo shirts and sweatshirts that are updated with creative design details and innovative fabrics. The Company's manufacturing, sourcing and merchandising expertise enables it to provide its customers with fashion, image-oriented products at value prices. As a result, BOSS and Beverly Hills Polo Club products typically sell at retail prices below those of many well known designer brands. The Company anticipates that its Girbaud line of products will sell at retail prices below those of many other internationally recognized designer brands.



    CREATIVE AND INNOVATIVE MARKETING. The Company has built strong name recognition and brand image for its BOSS and Beverly Hills Polo Club products through a coordinated merchandising, advertising and promotion strategy. Since the Company has not had the resources to commit to a major mass media campaign, it has relied on innovation and creativity to reach its target customers who are image conscious and influenced by fashion, music and sports. In advertising its products, the Company uses magazines such as VIBE, SOURCE, SLAM, GQ and POV, television shows and networks including Turner Network Television (TNT), Black Entertainment Television (BET), MTV: Music Television, Univision, Telemundo and various amateur and professional sporting events. The Company is also a sponsor of the Chicago Bulls, New York Knicks, New Jersey Nets, Atlanta Hawks, Detroit Pistons and Los Angeles Clippers professional basketball teams and promotes the image of its BOSS and Beverly Hills Polo Club products by providing celebrities with its branded clothing and featuring its products in television programs and movies. The Company influences the presentation of those brands and products at the retail level by providing in-store signage, video advertisements and the "Shop-in-Shop" concept. The "Shop-in-Shop" concept involves the retailer grouping of the Company's products by a retailer in one designated area and complementing the presentation of the Company's products with signage and fixturing to enhance the visibility of the brand. The Company intends to market its Girbaud line of products following a similar strategy.



    FLEXIBLE MANUFACTURING AND SOURCING. The Company believes that its ability to source products from its United States facilities and third party foreign and domestic manufacturers provides it with significant manufacturing flexibility. The Company owns and operates three manufacturing facilities in the United States for the production of bottoms. In addition, the Company contracts for the manufacture of its products through third party foreign and domestic manufacturers. Currently, the Company utilizes approximately 50 factories in more than 10 countries including China, Hong Kong, Korea, Mexico, the Philippines, Taiwan, Thailand and the United States. See "--Manufacturing and Product Sourcing." The

Company achieves rapid delivery capability by producing jeans in its own manufacturing facilities and tee shirts at domestic contractors. In addition, the Company gains a significant cost advantage by utilizing factories in Mexico and Asia for the manufacture of innovative and labor intensive products that typically cannot be produced competitively in the United States. The Company does not have long-term contracts with any manufacturers, and most of the Company's manufacturers supply the Company on a non-exclusive basis pursuant to purchase orders. This combination of manufacturing and sourcing capabilities enhances the Company's production flexibility and capacity while effectively enabling it to control the timing, quality and pricing of its products.


GROWTH STRATEGY

    The Company's growth strategy includes continued capitalization on its competitive strengths and the implementation of specific strategies for continued expansion. The Company's principal growth strategies are as follows:


    BROADEN PRODUCT OFFERINGS. The Company believes it can effectively broaden its product offerings through the expansion of products offered under existing brands as well as the possible addition of new brands. As the BOSS brand has developed, the Company has shifted its product mix from predominantly bottoms to a broader collection of sportswear, driven by tops and outerwear. This evolution is consistent with many sportswear companies, which generally sell several tops for each pair of bottoms. Currently, the Company sells approximately the same number of units of tops as bottoms, but the Company believes this ratio will increase to three to four tops for each pair of bottoms sold. The continued evolution of the product mix provides significant growth opportunities for the Company's tops segment. The Company is growing its BOSS line by adding new product categories, such as polo shirts and swimwear, broadening its outerwear collection and expanding its boys', juniors' and youth lines. Similarly, the Beverly Hills Polo Club brand includes a number of product lines that are in the early stages of market penetration, such as outerwear, and a number of potential product line expansions, such as men's dress shirts. To further develop the Beverly Hills Polo Club brand, product offerings within the Beverly Hills Polo Club women's line are also being expanded, and the Company is reorganizing and increasing its women's sales force. The recent addition of the Girbaud brand adds a European-influenced designer sportswear brand to the Company's sportswear lines. The Company intends to offer a full array of men's bottoms, knit and woven tops and outerwear under the Girbaud brand.



    ENHANCE MARKETING PROGRAMS. While the Company believes that its current marketing strategy is one of its primary competitive strengths, it intends to continue its efforts to increase net sales by enhancing consumer recognition of its brand names and images through expanded marketing efforts. The BOSS brand is currently advertised through a variety of media, including television and print, while the Beverly Hills Polo Club brand is primarily advertised through print media. As the Company continues to grow, it plans to use its increased financial resources to further support and expand the brand exposure for BOSS, Beverly Hills Polo Club and Girbaud through increased television and print advertising, and various forms of outdoor advertising such as billboards and signage on buses and at bus stops. To further differentiate its products at the retail level, the Company also plans to expand its point-of-sale advertising. Specifically, the Company intends to build upon its existing programs to provide signage and posters and to expand its presence in the stores by providing additional permanently identified free-standing fixtures and presentation services. The Company also plans to enhance the visibility of its products at the retail level through the "Shop-in-Shop" concept. The Company believes an expanded "Shop-in-Shop" program will further stimulate retailers to make longer term commitments to the Company's products and will encourage each store to carry a broader array of the Company's products each season.



    EXPAND CHANNELS OF DISTRIBUTION. As demand for its sportswear increases, the Company believes that it can continue to expand and penetrate various channels of distribution, primarily the department store channel. In recent years, the Company has expanded its distribution channels beyond the specialty stores and specialty store chains with its BOSS label to begin significant distribution to department store customers. As a result, J.C. Penney Company, Inc. was the Company's largest customer in 1996. Under the

BOSS brand, the Company is also selling to other major department stores including The May Department Stores Company, Federated Department Stores, Inc. and Dayton Hudson Corporation. Further penetration of these accounts with the BOSS product line is a primary focus of the Company, and the recently introduced "Shop-in-Shop" concept should help facilitate this department store expansion. The Beverly Hills Polo Club brand has not penetrated the department store channel to the same extent as the BOSS brand, and the expanded distribution of Beverly Hills Polo Club products in department stores is a primary growth focus of the Company. The Company intends to market the Girbaud line to specialty stores, specialty store chains and department stores. In addition, the Company will continue to increase the number of products distributed to specialty stores and specialty store chains. The Company already sells to over 4,000 specialty stores and specialty store chains and believes that this broad cross-section of active accounts distinguishes it from many of its competitors. Utilizing its 44 sales representatives and in-house credit department, the Company plans to expand the product categories that it sells to the specialty store channel of distribution.



    INCREASE EUROPEAN PRESENCE FOR BEVERLY HILLS POLO CLUB. The Company believes that it is well positioned to capitalize on the acceptance of the Beverly Hills Polo Club brand name by continuing to expand its European sportswear distribution. The classic American sportswear look conveyed by the Beverly Hills Polo Club line is popular with European youth, due in part to the proliferation of American entertainment, including music, movies, television programs and professional sports. The Company is expanding its wholesale and retail channels of distribution in Europe to meet this increasing demand. While the Company has only recently entered the European market in the fourth quarter of 1996, it currently has distributors in Belgium, France, Greece, Italy, Luxembourg, the Netherlands, Norway, Portugal and the United Kingdom. To meet the consumer demand for its Beverly Hills Polo Club sportswear, the Company has been moving to expand its network of wholesale distributors in Europe and is currently negotiating agreements to add distribution capabilities in Austria, Germany and Switzerland. Each of the Company's distributors has an agreement with the Company pursuant to which the distributor is the exclusive distributor of specified products of the Company within a specified territory. In addition, the Company has established three franchise stores in Spain, including a showcase store in Madrid. Discussions are currently underway for several additional franchise stores in Spain and elsewhere in Europe.


PRODUCTS


    The Company's sportswear collections under the BOSS and Beverly Hills Polo Club brands provide a broad range of product offerings for young men, women and boys, including a variety of tops, bottoms and outerwear. Beginning in early 1998, the Company plans to provide a collection of men's sportswear under the Girbaud brand including a broad array of bottoms, tops and outerwear. While these brands reflect a distinct image and style, each is targeted to consumers who are seeking high quality, fashionable products at competitive prices. The Company also manufactures and markets women's sportswear under its own "I.C. Isaacs," "Lord Isaacs" and "Pizzazz" brand names as well as under third-party private labels. Consistent with its focus on branded products, the Company discontinued its manufacture of men's private label apparel in the fourth quarter of 1996. The following table sets forth, for the periods indicated, the Company's net sales categorized by brand and product category:


                                                                                                   NINE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                 -------------------------------  --------------------
                                                                   1994       1995       1996       1996       1997
                                                                 ---------  ---------  ---------  ---------  ---------

                                                                                    (IN THOUSANDS)
MEN'S(1)
BOSS Bottoms...................................................  $  37,724  $  37,234  $  44,667  $  32,360  $  44,238
BOSS Tops......................................................      6,709     15,882     29,284     21,014     35,543
BOSS Boys'.....................................................      1,834      3,264      6,736      4,201     10,833
Men's BHPC.....................................................      2,795      5,219     12,226      8,103     19,584
Men's Private Label............................................      3,227      4,299        500        485         83
                                                                 ---------  ---------  ---------  ---------  ---------
    Men's net sales............................................     52,289     65,898     93,413     66,163    110,281
                                                                 ---------  ---------  ---------  ---------  ---------
WOMEN'S(1)
BOSS Juniors'(2)...............................................      9,528      5,424      5,413      5,263      3,204
Women's BHPC...................................................      1,048      1,833      2,043      1,775      1,128
Women's Other(3)...............................................     22,433     20,116     17,786     13,479     12,634
                                                                 ---------  ---------  ---------  ---------  ---------
    Women's net sales..........................................     33,009     27,373     25,242     20,517     16,966
                                                                 ---------  ---------  ---------  ---------  ---------
    Total net sales............................................  $  85,298  $  93,271  $ 118,655  $  86,680  $ 127,247
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------


------------------------

(1) The net sales totals incorporate product returns allocated in proportion to gross sales.

(2) Results for the year ended December 31, 1994 include approximately $2.5 million of net sales of tee shirts and sweatshirts with unisex styling that were discontinued after the Company obtained a license to manufacture and sell men's BOSS tops in the fourth quarter of 1994. As a result, these products were recategorized in men's BOSS tops in 1995 and thereafter.

(3) Includes Company-owned brands and third-party private labels.

    BOSS PRODUCTS

    The BOSS brand is a full sportswear line characterized by innovative fabrication, creative graphics and bold uses of color. BOSS products appeal to young men, young women and boys, who want a fresh, fashion-forward look with an urban attitude at a competitive price. As the line has expanded and matured, the demographics of BOSS customers have expanded beyond their urban base to include fashion-conscious young consumers across the United States. Over the past three years, the Company has placed increased emphasis on expansion of the top's segment, and it anticipates that this segment will continue to be the fastest growing category of products in the BOSS collection.

    Bottoms

    The Company's BOSS products began as a line of high-quality jeans and other denim casual wear. The bottoms line currently consists of a wide variety of denim jeans in a broad array of colors, designs and styles together with corduroy and twill pants. Many of the BOSS jeans feature elements such as unique pocket treatments, innovative trim and embroidered logos. The Company maintains its own washing facilities, which allow it to create a variety of washes for its denim products. The Company identified an underserved niche in the young men's market for fashion jeans at moderate price points as compared with many designer jeans, which retail for $60 and up per pair. The estimated retail price for the Company's jeans is between $35 and $50 per pair. In the spring of 1997, the Company expanded its product offerings by introducing a swimwear collection. Estimated retail prices for swimwear range from $30 to $40.

    Tops and Outerwear

    The BOSS young men's line includes a variety of tops, tee shirts and outerwear. The BOSS tops collection consists of a range of products including cotton tee shirts, polo shirts, cotton pique shirts, novelty knit tops and fleece sweatshirts. These products utilize unique combinations of textured polyester fabrications, as well as a broad array of appliqued logos and innovative graphics. The styling of many of the BOSS tops is influenced by sports clothing and uniforms and conveys an energetic, youthful attitude. The

Company has expanded its outerwear line, which includes a variety of products including nylon jackets and downfilled parkas. The estimated retail prices range from $19 to $22 for tee shirts, $30 to $55 for tops and $50 to $100 for outerwear products.

    Boys', Youth and Juniors' (Young Women)


    The Company complements its BOSS young men's line with BOSS boys' and youth lines, which are targeted to appeal to boys ages 4 to 7 and youth ages 8 to 16. The BOSS boys' and youth product lines are substantially similar to the young men's line and include jeans, tee shirts, tops, sweatshirts and outerwear. Because the boys' market is more price conscious, some of the styles use less expensive fabrication and design detail. The boys' and youth lines typically sell at retail prices approximately 10% to 20% below the young men's line.


    The BOSS juniors' line is the female counterpart to the BOSS young men's line and is targeted to appeal to fashion-conscious girls and women ages 16 to
25. The BOSS juniors' collection maintains its own identity as contemporary sportswear with an urban attitude. The product line includes denim jeans, tee shirts, skirts, tops and jackets. Many of these styles are characterized by close-fitting designs utilizing textured fabrics and bold colors. The estimated retail prices for the juniors' line range from $15 to $20 for tee shirts, $25 to $50 for tops, $30 to $45 for jeans and $30 to $75 for outerwear.

    BEVERLY HILLS POLO CLUB PRODUCTS

    The Beverly Hills Polo Club sportswear products are positioned to be an updated traditional sportswear brand. The products combine contemporary design details and innovative fabric with classic American styling. With a broader demographic appeal than the BOSS brand, Beverly Hills Polo Club products are targeted to appeal to consumers 16 years and older. Today, the Beverly Hills Polo Club name and accompanying horse and rider logo symbolize quality, traditional sportswear at competitive prices.

    Tops and Outerwear

    The Company has merchandised the Beverly Hills Polo Club men's line to place more emphasis on tops, including a full line of tee shirts, polo shirts, rugby shirts, denim shirts and sweatshirts made primarily in cotton fabrics such as pique, jersey and jersey fleece. While classic in styling, the tops line is distinguished by innovative use of design, embroidery and fabric detail. The collections also include more contemporary styles and a broader array of novelty fabrics as well as product offerings such as woven shirts and outerwear, including jackets and downfilled parkas. In 1998, the Company intends to introduce a new line of men's dress shirts. Estimated retail prices range from $19 to $22 for tee shirts, $30 to $60 for tops and $60 to $120 for outerwear.

    Bottoms

    While the primary focus of the Beverly Hills Polo Club men's line has been on tops, the collection also includes a full line of bottoms consisting of denim jeans, twill pants and corduroy casual pants. While somewhat more conservative in styling compared to the BOSS line, the Beverly Hills Polo Club bottoms line combines classic styling with unique trim, embroidery and pocket treatments. Estimated retail prices for jeans and casual pants range from $40 to $55 per pair.

    Women's

    The Company's Beverly Hills Polo Club women's sportswear line has a focus similar to that of the men's sportswear line. It targets active, image-conscious women 16 years and older and combines classic American styling with distinctive design detail and fabrication. The product offerings include tee shirts, polo shirts, denim shirts, jeans and casual pants. The collection also includes many activewear items which utilize a variety of fabrics and graphic elements. Estimated retail prices range from $18 to $20 for tee shirts, $30 to $60 for tops and $40 to $55 for bottoms.

    GIRBAUD PRODUCTS



    The Girbaud brand is an internationally recognized designer sportswear label. The Company's collection of Girbaud products will include a full line of bottoms consisting of jeans and casual pants in a variety of fabrications including denim, stretch denim, cotton twill and nylon. The Girbaud tops collection will include cotton tee shirts, polo shirts, knit and woven tops, sweaters and outerwear. Influenced by European design, each of these collections will be characterized by innovative styling and fabrication and will be targeted to men ages 16 to 40. The Company plans to introduce the fall men's collection in early 1998.


    COMPANY-OWNED AND THIRD-PARTY PRIVATE LABEL PRODUCTS

    The Company also produces sportswear for women under its own brands, including "I.C. Isaacs," "Lord Isaacs" and "Pizzazz," as well as under customers' private labels. These brands focus on pull-on elastic waist pants and belted trousers in cotton, bleached and stonewashed denim, blended polyester and rayon. These pants are designed to appeal to more mature women looking for basic styling at value prices. The Company offers pants in a variety of fits including missy, petite and large sizes. Color-coordinated tops and sweaters in cotton, acrylic, blended polyester rayon and ramie cottons complete the mix. Estimated retail prices range from $13 to $50 for bottoms and $20 to $60 for tops.

CUSTOMERS AND SALES


    The Company's products are sold in over 4,000 specialty stores, specialty store chains and department stores. The Company uses both sales representatives and distributors for the sale of its products. Sales representatives include employees of the Company as well as independent contractors. Each of the Company's distributors and non-employee sales representatives has an agreement with the Company pursuant to which they serve as the exclusive distributor or sales representative of specified products of the Company within a specified territory. The Company does not have long-term contracts with any of its customers. Instead, its customers purchase the Company's products pursuant to purchase orders and are under no obligation to continue to purchase the Company's products. The Company's BOSS products are sold throughout the United States and Puerto Rico in over 1,500 specialty stores and specialty store chains, such as Fine's and Miller's Outpost. The Company's newest level of distribution is to department stores, and its single largest customer in 1996 was J.C. Penney Company, Inc., which accounted for approximately 13% of net sales. Other department store customers include Federated Department Stores, Inc., The May Department Stores Company and Dayton Hudson Corporation. The Company's BOSS products are sold and marketed under the direction of its national sales office headquartered in New York. In addition to executive selling based in New York and Dallas, the Company has 18 commissioned sales representatives who work out of regional showrooms throughout the United States and Puerto Rico. The Company considers its professional sales force to be one of its major assets and one of the principal reasons why it has been successful in establishing relationships with department stores and thousands of specialty stores and specialty retail chains. See "Risk Factors--Dependence Upon Certain Customers."



    The Company's Beverly Hills Polo Club sportswear is sold in the United States, Puerto Rico and Europe. Although the Company is only in its third year of distributing Beverly Hills Polo Club sportswear, the products are sold to over 1,000 specialty stores, specialty store chains and department stores, such as J.C. Penney, Inc. and Maurice's. The Company has begun to sell Beverly Hills Polo Club products to department stores and believes that there is significant potential for expanded department store sales. The Company's Beverly Hills Polo Club products are sold and marketed under the direction of its men's and women's national sales offices in New York. In addition to executive selling based in New York and Dallas, the Company has a sales force consisting of 14 sales representatives for its line of men's sportswear and 11 sales representatives for its line of women's sportswear. To more effectively market the Beverly Hills Polo Club women's collection, the Company is currently in the process of reconfiguring and increasing its women's sales force. See "Risk Factors--Dependence Upon Certain Customers."

    The Company's Beverly Hills Polo Club sportswear has recently begun to be sold throughout Europe through wholesale distributors, all of whom buy products directly from the Company. Since January 1, 1997, the Company has entered into wholesale distribution arrangements with distributors in Belgium, France, Greece, Italy, Luxembourg, the Netherlands, Norway, Portugal and the United Kingdom and is negotiating agreements with distributors in Austria, Germany and Switzerland. Under these arrangements, the distributors purchase goods from the Company's Spanish subsidiary in United States dollars under irrevocable letters of credit or by prepayment, thereby minimizing the Company's credit risk. In addition, the Company has established three franchise stores in Spain, including a showcase store in Madrid. Discussions are currently underway for several additional franchise stores in Spain and elsewhere in Europe. See "Risk Factors--Lack of Significant Operating History in Europe."



    The Company intends to begin sales of its Girbaud products in the United States and Puerto Rico in early 1998 when it introduces the fall men's collection. The Company anticipates that these products will be sold and marketed under the direction of a newly created sales force to be headquartered in New York.


    The Company-owned branded products and third-party private label products are sold under the direction of the women's sales headquarters in New York and by 15 commissioned sales representatives throughout the United States. The products are distributed to department stores such as Dayton Hudson Corporation, Mercantile Stores Company, Inc. and Sears Roebuck and Co.; mass merchandisers and discounters such as Hills Department Store Company and Ames Department Stores, Inc.; catalogs such as National Wholesale Co., Inc. and Arizona Mail-Order Company, Inc. and approximately 1,500 specialty stores nationwide.


DESIGN AND MERCHANDISING


    The Company's designers and merchandisers travel around the world in order to monitor emerging fashion trends and search for styling inspiration and fabrics. These sources, together with new styling and graphics developed by the Company's designers, serve as the primary creative influences for the Company's product lines. In addition, designers and merchandisers regularly meet with sales management to gain additional market insight and further refine the products to be consistent with the needs of each of the Company's markets. The Company's in-house design and product development is carried out by merchandising departments in New York. Many of the Company's products are developed using computer-aided design equipment, which allows designers to view and easily modify images of a new design.

ADVERTISING AND MARKETING


    The Company prides itself on its ability to efficiently utilize its advertising budget. Although the Company has increased its expenditures on advertising to approximately $2.5 million or 2.1% of net sales in 1996, this is still a relatively modest amount as compared with some of its competitors. In 1994, 1995 and 1996, the Company's expenditures for advertising and marketing activities totaled $0.4 million, $1.5 million and $2.5 million, respectively. As the Company continues to grow, it plans to use its increased financial resources to further support and expand the brand exposure for each of its brands.


    The Company aggressively communicates and reinforces the brand and image of its BOSS and Beverly Hills Polo Club products through creative and innovative advertising and marketing efforts. The Company's advertising and marketing strategies are directed by its national sales offices and developed in collaboration with its advertising agency. The Company's advertising strategy is geared towards its youthful consumers whose lifestyles are influenced by music, sports and fashion. The Company has been advertising the BOSS brand since 1992 and the Beverly Hills Polo Club brand since 1994, and its advertising campaigns have evolved from trade magazines to a wide variety of media, including billboards, television, fashion magazines and professional sports endorsements.


    Print advertisements for the BOSS brand appear regularly in VIBE, SOURCE and SLAM magazines, while television advertisements appear on various networks including Turner Network Television (TNT), Black Entertainment Television (BET),
MTV: Music Television, Univision and Telemundo. Advertisements for the BOSS brand also appear on a variety of outdoor advertising media, including billboards and bus stops. Print advertisements for the Beverly Hills Polo Club brand are targeted to appeal to a broader demographic base and appear in magazines such as GQ and POV. Television advertisements for the Beverly Hills Polo Club brand are currently being developed. The Company's products can also be seen on some of today's most visible sports and music celebrities, whose attitude and image are captured by the BOSS and Beverly Hills Polo Club brands. In addition, the Company is a sponsor of selected professional basketball teams, including the Chicago Bulls, New York Knicks, New Jersey Nets, Atlanta Hawks, Detroit Pistons and Los Angeles Clippers.



    Recognizing that point of sale advertising is highly effective, the Company provides an array of in-store signage, fixtures and product videos for both BOSS and Beverly Hills Polo Club products. In addition, through the "Shop-in-Shop" concept, the Company seeks to enhance brand recognition and to differentiate its products from other branded apparel by creating an environment that is consistent with the image of its products. For example, J.C. Penney Company, Inc. currently has approximately 250 stores using the "Shop-in-Shop" concept to showcase BOSS young men's products and approximately 75 stores using the "Shop-in-Shop" concept to showcase Beverly Hills Polo Club men's merchandise. The Company plans to expand the "Shop-in-Shop" program to build longer term commitments with retailers and enable retailers to carry a broader array of the product lines each season.



    The Company intends to advertise and market its Girbaud line of products following a similar strategy including the use of a variety of print and television advertisements as well as the use of the "Shop-in Shop" concept.


MANUFACTURING AND PRODUCT SOURCING

    GENERAL


    The Company believes that its flexible manufacturing and sourcing capabilities enable it effectively to control the timing, quality and pricing of products while providing customers with increased value. The Company uses its own facilities as well as both domestic and foreign contractors for the production of its products. During 1996, approximately 9% of the Company's purchases of raw materials, labor and finished goods for its apparel were made in Mexico; approximately 28% were made in Asia; approximately 23% were made at third-party facilities in the United States; and the balance was made at the Company's facilities in the United States. For the first nine months of 1997, approximately 72% of the Company's manufacturing and sourcing was done by third parties, all through arrangements with independent contractors. Each of the Company's independent contractors and independent buying agents has an agreement with the Company pursuant to which they perform manufacturing or purchasing services for the Company on a non-exclusive basis. The Company evaluates its contractors frequently and believes that there are a number of manufacturers capable of producing products that meet the Company's quality standards. The Company represents all or a significant portion of many of its contractors' production and has the ability to terminate its arrangements with any of its contractors at any time. The Company intends to apply a similar manufacturing and product sourcing strategy with respect to its Girbaud line of products. See "Risk Factors--Dependence Upon Unaffiliated Manufacturers; --Risks Relating to Foreign Operations and Sourcing; and --Potential Shortages of Fabrics."


    UNITED STATES AND MEXICO


    The Company operates three manufacturing facilities in the United States and currently utilizes seven contractors in the United States and three in Mexico. The majority of the production in these facilities is of bottoms and tee shirts. The Company produces approximately 50% of its bottoms (slacks, jeans, shorts and skirts) in three Company-operated manufacturing facilities in Mississippi, which combine to employ approximately 720 people. All three facilities utilize a level of automation that enables the Company to competitively price its products and maintain the flexibility necessary to meet its customers' changing demands.

    The Company safeguards its manufacturing capacity by utilizing contractors in both the United States and Mexico to produce the same product lines. The Company has established ongoing relationships with all of these contractors but is not bound by written agreements to continue to do business with any of them. The Company also uses a variety of contractors in both the United States and Mexico as needed for value added functions such as embroidery, screen printing and laundering. Seasonal fluctuations in production requirements are accommodated by adjusting contracted quantities, while maintaining more consistent levels of production in Company-operated facilities. All contractors in the United States and Mexico are selected and managed by the Company's manufacturing staff in Mississippi and Mexico.


    The Company uses a variety of raw materials, principally consisting of woven fabrics including denim, cotton, polyrayons and various trim items. While the Company must make commitments for a significant portion of its fabric purchases in advance of sales, the Company's risk is reduced because a substantial portion of the Company's products are sewn in basic denim.


    ASIA


    In addition to the Company's domestic and Mexican pant and tee shirt production facilities, the balance of the Company's sportswear products is produced by approximately 50 different manufacturers in more than 10 countries. Virtually all of the Company's products other than pants and tee shirts are produced in Asia, but none of the Asian contractors engaged by the Company accounted for more than 10.0% of the Company's total production in 1996. The Company has well established relationships with many of its contractors although it does not have written agreements with them. The Company retains independent buying agents in various countries in Asia to assist in selecting and overseeing independent manufacturers, sourcing fabric, trim and other materials and monitoring quotas. The independent buying agents also perform quality control functions on behalf of the Company including inspecting materials and manufactured products prior to accepting delivery. The sourcing and merchandising staffs in the Company's New York offices oversee all aspects of Asian fabric and product development, apparel manufacturing, price negotiation and quality control, as well as the research and development of new Asian sources of supply.



    The Company seeks to achieve the most efficient means for the timely delivery of its high quality products. With rare exceptions, the Company does not purchase fabrics but instead negotiates a finished garment price from its contractors. The contractor must then purchase the approved fabric as part of the package. Orders are generally placed after the Company has received customer orders, and delivery of finished goods to customers generally occurs 90 to 150 days after placement of the order. All of the Company's products manufactured abroad are paid for in United States dollars. Accordingly, the Company does not engage in any currency hedging transactions. During the last several years, the volume of the Company's products produced in Asia has increased dramatically, and this trend is likely to continue in the future.


WAREHOUSING AND DISTRIBUTION

    The Company has serviced its United States customers for the last 38 years utilizing a Company-owned and operated distribution center in Milford, Delaware. This primary facility has been expanded during that time, resulting in its present size of approximately 70,000 square feet. Over the last few years, the Company has leased additional space in the Milford area to accommodate increased capacity requirements fueled by growth in sales. The Company is in the process of establishing a computerized "Warehouse Management System" with real-time internal tracking information and the ability to provide its customers with electronically transmitted "Advance Shipping Notices." The accuracy of shipments is increased by the ability to scan coded garments at the packing operation. This process also provides for computerized routing and customer invoicing. The vast majority of shipments are handled by UPS, common carriers or parcel post.

    The Company believes that its increased distribution requirements as a result of rapid growth can be better met by consolidating its warehousing and distribution functions into a new 150,000 square foot facility to be located in Milford, Delaware. Consolidating all the receiving, stocking, packing and shipping functions into one facility should result in improved management control and less redundancy in supervision and operational functions. The Company believes that its engineering plan for the new facility will provide the capacity to accommodate substantial growth in the Company's domestic volume and will reduce labor costs and improve response times. The Company believes the construction of this facility should be completed in 1998 at an estimated cost of between $6.0 million and $7.0 million to be financed through a mortgage loan. In order to ensure against the possibility of interrupted flow of goods to its customers, the Company plans to occupy the new facility in phases.

    The Company currently services its European customers through a contractual arrangement with a distribution center in Barcelona, Spain, where the Company maintains its European headquarters.

QUALITY CONTROL

    The Company's quality control program is designed to ensure that all of the Company's products meet its high quality standards. The quality of piece goods is monitored prior to garments being produced, and prototypes of each product are inspected and approved before production runs are commenced.


    The goods produced by Company-operated facilities, as well as by United States and Mexican contractors, undergo continual audits by quality personnel during production. The quality control efforts of Company-operated facilities are directed and coordinated by the Company's Quality Control Manager located in Mississippi. Frequent visits are made by the Quality Control Manager and other support staff to all outside contractors to ensure compliance with the Company's rigorous quality standards. Audits are also performed by quality personnel at the Milford, Delaware distribution center on all categories of incoming merchandise. The Company employs a full-time staff of 43 persons dedicated to the quality control efforts of its United States and Mexican production. See "Risk Factors--Potential Shortages of Fabrics; and --Dependence Upon Unaffiliated Manufacturers."



    All garments produced for the Company in Asia must be produced in accordance with the Company's specifications. The Company's import quality control program is designed to ensure that all of the Company's products meet its high quality standards. The Company monitors the quality of fabrics prior to the production of garments and inspects prototypes of products before production runs are commenced. In many cases, the Company requires its agents or manufacturers to submit fabric to an independent outside laboratory for testing prior to production. The Company requires each agent to perform both in-line and final quality control checks during and after production before the garments leave the contractor. Personnel from the Company's New York office also visit Asia to conduct inspections. See "Risk Factors-- Potential Shortages of Fabrics; and --Dependence upon Unaffiliated Manufacturers."


BACKLOG AND SEASONALITY


    The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. In the Company's segment of the apparel industry, sales are generally higher in the first and third quarters. The Company generally receives orders for its products three to five months prior to the time the products are delivered to stores. As of September 30, 1997, the Company had unfilled orders of approximately $45 million, compared to approximately $51 million of such orders as of September 30, 1996. The Company expects to fill substantially all of these orders in 1997. The backlog of orders at any given time is affected by a number of factors, including seasonality, weather conditions, scheduling of manufacturing and shipment of products. These factors, combined with variations in the timing of product orders by specialty store customers, contributed to the decrease in backlog from September 30, 1996 to September 30, 1997. All such orders are subject to cancellation for causes such as late delivery. Accordingly, a comparison of backlogs of orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments. See "Risk Factors--Seasonality and Quarterly Fluctuations."

LICENSES AND OTHER RIGHTS AGREEMENTS



    The Company's business is heavily dependent upon its use of the BOSS, Beverly Hills Polo Club and Girbaud brand names and images, which are in turn dependent upon the existence and continuation of certain licenses and other rights agreements as described below. See "Risk Factors--Dependence Upon Licenses and Other Rights Agreements."


    BOSS TRADEMARK RIGHTS


    In 1990, the Company obtained a license from Brookhurst to use the registered trademark BOSS in the United States and Puerto Rico in connection with certain items of sportswear for men and women. Brookhurst and its predecessors had utilized the BOSS trademark since the late nineteenth century. As part of the Settlement, Brookhurst (i) sold its BOSS trademark rights worldwide (excluding Mexico), goodwill and registrations to the Company, (ii) assigned its rights with respect to the BOSS trademark under certain agreements with third parties (the rights under (i) and (ii) above referred to collectively as the "BOSS Trademark Rights") to the Company and (iii) agreed to cease using the BOSS brand name and image (except for a limited sell-off of certain uniforms and samples bearing the BOSS mark). As part of the Settlement, the Company sold its foreign BOSS trademark rights and its rights under related agreements acquired from Brookhurst (the "BOSS Foreign Trademark Rights") to Ambra. The Company also entered into a foreign manufacturing rights agreement with Ambra (the "Foreign Rights Agreement") under which the Company obtained a license to manufacture apparel in certain foreign countries for sale in the United States using the BOSS brand name and image. The Company retained its ownership of domestic BOSS Trademark Rights ("Domestic BOSS Trademark Rights") subject to a concurrent use agreement with Hugo Boss (the "Concurrent Use Agreement"). Subject to the terms of the Concurrent Use Agreement, Hugo Boss retained the right to manufacture and market sportswear and other products using the BOSS name. In the event Hugo Boss manufactures and markets sportswear products which the Company is permitted to manufacture and market under the Concurrent Use Agreement, Hugo Boss must sell such products at or above specified wholesale price points in the United States and Puerto Rico, which are generally higher than the price points of the Company. Although there is some degree of overlap in the wholesale price points of the Company and Hugo Boss under the Concurrent Use Agreement, the Company does not currently sell or intend to sell BOSS brand sportswear within those overlapping price points and does not anticipate any material adverse effect on the Company's financial condition or results of operations if Hugo Boss were to manufacture and market sportswear within those overlapping price points. See "Risk Factors--Recent Settlement of BOSS Litigation."



    Under the agreements entered into in connection with the Settlement, the Company's BOSS rights were expanded to allow broader product offerings and additional Company control over styling, advertising and distribution. In addition to the categories of apparel which the Company was permitted to manufacture, distribute, market and sell under its previous license agreement with Brookhurst, under the Settlement, the Company acquired the right to manufacture, distribute, market and sell, within specified wholesale price points, the following categories of apparel under the BOSS brand in a specified microgramma style (the "BOSS Logotype"): swimwear, jogging suits, polo shirts and belts (as parts of garments). The Company may use the BOSS trademark in forms other than the BOSS Logotype with the prior approval of the other parties to the agreements. The Company is prohibited from using the BOSS brand name or image on footwear, formal and tailored clothing, leather clothing, body wear, underwear, intimate apparel, loungewear, sleepwear and robes, clothing designed for the primary purpose of engaging in skiing, tennis, motor sports, windsurfing and any non-apparel items. The Concurrent Use Agreement sets forth specific parameters governing the use by the Company of the BOSS Logotype with respect to advertising, wholesale pricing points and the size, location, appearance, style and coloring of the trademark on different product categories and advertising, and requires that the Company use the phrase "BOSS by I.G. Design" in the BOSS Logotype on its BOSS products. No material adverse effect on the Company's financial condition or results of operations is expected as a result of the Concurrent Use Agreement.



    Under the Foreign Rights Agreement, the Company continues to have the right to manufacture BOSS apparel in foreign countries, including those in which the Company is currently manufacturing BOSS apparel and several additional countries. No significant changes are anticipated with respect to the Company's foreign manufacturing activities and therefore no material adverse effect on the Company's financial condition or results of operations is expected. The Foreign Rights Agreement will terminate on December 31, 2001, but may be extended, at the Company's option, through December 31, 2007.



    Under the Foreign Rights Agreement, the Company will pay annual royalties of 12.5%: (i) on the first $32.0 million of net sales attributable to apparel manufactured in those foreign countries in which the Company currently manufactures or will manufacture BOSS products and several additional countries ("Territory Net Sales") for each of the first four years of the agreement; (ii) on the first $20.0 million in Territory Net Sales for year five of the agreement; and (iii) on the first $16.0 million of Territory Net Sales in years six through ten of the agreement. Such base royalties will increase upon any prepayment of the Note. For the first four years of the agreement, an aggregate additional royalty of 5.0% is payable annually on Territory Net Sales from $84.0 million to approximately $105.3 million and an aggregate additional royalty of 4.0% is payable annually on Territory Net Sales of $158.0 million and up. Additional royalties in years five through ten of the agreement increase for certain corresponding sales levels. The Company is required, subject to certain royalty payment caps set forth in the agreement, to generate minimum annual Territory Net Sales of at least $32.0 million for each of the first four years of the agreement; $20.0 million for the fifth year of the agreement and $16.0 million for each of years six through ten of the agreement. The Company's Territory Net Sales for any given year under the agreement must equal at least 95.0% of total net sales attributable to BOSS apparel manufactured worldwide. To the extent that the Company does not achieve the required Territory Net Sales, the Company will have the right, in order to avoid termination of the agreement, to pay royalties as if such Territory Net Sales had been achieved.



    The Foreign Rights Agreement may be terminated by the licensor upon the occurrence of certain events, including, but not limited to (i) a material breach by the Company after expiration of the applicable grace period, (ii) certain events of bankruptcy, insolvency or assignment for the benefit of all creditors relating to the Company or the appointment of a receiver or trustee for the Company (a "Bankruptcy Event"), (iii) certain specified changes in the control of the ownership of the Company and (iv) certain uncured breaches by the Company's foreign manufacturers of the terms of the agreements. In addition to terminating the agreement, the licensor may require the Company to pay on an accelerated basis all royalties due under certain sales assumptions through the then current term of the agreement upon the occurrence of certain events including, but not limited to (i) the failure of the Company to pay royalties when due or to meet certain minimum sales requirements, (ii) the failure of the Company to manufacture products in certain foreign countries, (iii) the sale of the licensed products outside the United States, (iv) certain attempts by the Company to create or establish trademark rights in the word BOSS in its own name anywhere outside of the United States, (v) the willful and material breach of the agreement and (vi) the occurrence of a Bankruptcy Event. The Company's rights to use the BOSS name will terminate upon exercise of the Option (as hereinafter defined) or upon earlier termination of any of the other agreements. Any termination of the Company's rights to use the BOSS name could have a material adverse effect on the Company's financial condition or results of operations.



    Ambra holds an option to purchase the Domestic BOSS Trademark Rights from the Company (the "Option") for an amount equal to the original principal amount of the Note at any time between November 5, 2006 and December 31, 2007 or earlier upon (i) certain breaches of the Concurrent Use Agreement, (ii) an event of default under the Note or (iii) termination for any reason of the Foreign Rights Agreement. See "Risk Factors--Dependence Upon Licenses and Other Rights Agreements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    BEVERLY HILLS POLO CLUB LICENSES

    Beverly Hills Polo Club Domestic Licenses


    Since 1993, the Company has had exclusive wholesale licensing agreements (collectively, the "BHPC Agreements") with BHPC Marketing, Inc. for the manufacture and promotion of certain men's and women's sportswear bearing the registered trademark Beverly Hills Polo Club with an accompanying horse and rider design (the "BHPC Trademark") for sale to moderate or better department stores and specialty stores in the United States and its possessions, including Puerto Rico. Under the BHPC Agreements, the Company may sell up to 25.0% of its total volume for each of the men's and women's categories to warehouse clubs. The licenses generally allow the Company to use the BHPC Trademark on sportswear designed by or for the Company, subject to a quality approval process for marketing and advertising materials, manufacturing premises and products bearing the trademark. Under each of these licenses, as amended through April 1997, the Company is required to make payments to the licensor in an amount equal to 5.0% of the Company's net invoiced sales of licensed merchandise and to spend an amount equal to 1.0% of net invoiced sales of such merchandise in advertising for the licensed products. Under each license, the Company pays a monthly royalty equal to the greater of 8.3% of the guaranteed minimum annual royalty or the actual royalty earned by the licensor in the preceding month.



    Under the Beverly Hills Polo Club men's agreement (the "Men's Agreement") the Company has been granted an exclusive license to use the BHPC Trademark in connection with menswear fashions made of materials other than silk in the following categories: denim sportswear, outerwear, knit, woven and dress shirts, knit and woven casual pants and shorts, sweaters, basic and fashion fleece tops and bottoms, overalls and shortalls, knit tops (including tee shirts and polo shirts), swimwear and warm-ups. The Men's Agreement has an initial term expiring December 31, 1998 and is renewable at the option of the Company, provided the Company is not in breach thereof at the time renewal notice is given, for two consecutive three-year periods commencing January 1, 1999, through December 31, 2004.



    The Company's payment of royalties under the Men's Agreement is subject to a guaranteed minimum annual royalty of $350,000 for the contract year ending December 31, 1997 and $400,000 for the contract year ending December 31, 1998. A guaranteed minimum annual royalty payment of $300,000, which was required for the contract year ending December 31, 1996, was exceeded by the Company. Notwithstanding its term, the Men's Agreement may be terminated by the licensor in the event the Company fails to make net shipments of products for the contract year ending December 31, 1997 in the amount of $7.0 million and for the contract year ending December 31, 1998 in the amount of $8.0 million. Guaranteed minimum annual royalties and guaranteed annual net shipments for each of the renewal terms will be the greater of (i) 80.0% of the immediately preceding contract year's actual royalties and net shipments or (ii) the previous year's guaranteed minimum royalty and guaranteed net shipments.



    The Beverly Hills Polo Club women's agreement (the "Women's Agreement") grants the Company the right to use the BHPC Trademark in connection with women's, missy, junior, petite and large size coordinated sportswear, sweaters, sweater dresses, sweater suits, basic fleece tops and bottoms, basic tee shirts, basic polo shirts, warm ups in knit and woven fabrics and women's tennis and golf related shorts sets, skort sets and pant sets in knit and woven fabrics. The Women's Agreement has an initial term expiring December 31, 1998 and is renewable at the option of the Company, provided the Company is not in breach thereof at the time renewal notice is given, for two consecutive three-year periods commencing January 1, 1999, through December 31, 2004.



    The Company's payment of royalties under the Women's Agreement is subject to a guaranteed minimum annual royalty of $100,000 for the contract year ending December 31, 1997 and $150,000 for the contract year ending December 31, 1998. No guaranteed minimum annual royalty payment was required for the contract year ending December 31, 1996. Notwithstanding the term of the Women's Agreement, the women's license may be terminated by the licensor in the event the Company fails to make net shipments of products for the contract year ending December 31, 1997 in the amount of $2.0 million and for the contract year ending December 31, 1998 in the amount of $3.0 million. Such termination provision has been waived for the contract year ending December 31, 1997. Guaranteed minimum annual royalties and guaranteed annual net shipments for each of the renewal terms will be the greater of (i) 80.0% of the immediately preceding contract year's actual royalties and net shipments or (ii) the previous year's guaranteed minimum royalty and guaranteed net shipments.


    Each of the Men's and the Women's Agreements may be terminated by the licensor upon the occurrence of certain events, including but not limited to the following: (i) a breach by the Company of any obligation under the Agreement that remains uncured within 30 days following the receipt of written notice of such breach, (ii) the Company becomes insolvent, is the subject of a petition in bankruptcy or otherwise enters into any composition with its creditors, including reorganization, or (iii) the Company has committed three breaches of the Agreement, in which case no right to cure the breach is afforded to the Company.

    During the term of the Beverly Hills Polo Club domestic Men's and Women's Agreements, the Company is prohibited from manufacturing or otherwise distributing any merchandise under a brand name which closely resembles the BHPC Trademark and from using on non-Beverly Hills Polo Club products any graphic, style or design which closely resembles any items supplied to the Company by the licensor. In addition, the rights of the Company under the Men's and Women's Agreements are subject to the terms of a Settlement Agreement and Consent Judgment between the licensor and Polo Fashions Inc., which imposes certain restrictions on the licensor's manner of use and advertising of the BHPC Trademark, including a prohibition on the use of the words "Polo" and "Polo Club" alone on any item of apparel. The Company believes that the BHPC Trademark, as licensed to the Company, complies with those restrictions.

    Beverly Hills Polo Club International Licenses

    On August 15, 1996, I.C. Isaacs Europe, S.L., a Spanish limited corporation and wholly-owned subsidiary of the Company, entered into retail and wholesale license agreements (collectively, the "International Agreements") for use of the BHPC Trademark in Europe. The International Agreements, as amended through April 28, 1997, provide certain exclusive rights to use the BHPC Trademark in all countries of Europe for an initial term of three years ending December 31, 1999, renewable at the Company's option through two consecutive three-year extensions ending December 31, 2004. The International Agreements are subject to substantially the same terms and conditions as the BHPC Agreements described above. The Company commenced its operations under the International Agreements by January 1, 1997, as required by the terms thereof.


    The international retail agreement (the "Retail Agreement") grants the Company the right to use the BHPC Trademark in connection with the manufacture and sale through authorized Beverly Hills Polo Club retail stores and franchised stores in Europe of the following categories of products: (i) men's pants, woven shirts, knit shirts, jeans, shorts, sweaters and outerwear (excluding dress shirts and suits); (ii) women's slacks, skirts, dresses, sweaters, outerwear, blouses and jeans; and (iii) all other products licensed by the Beverly Hills Polo Club licensor to other third parties (which must be purchased by the Company from the authorized third-party licensees). The Retail Agreement excludes dress shirts and suits. Under the Retail Agreement, the Company is required to pay the licensor royalties equal to (i) 4.0% of the wholesale purchases by the Company of Beverly Hills Polo Club products sold to Beverly Hills Polo Club retail stores and (ii) 2.0% of retail sales of licensed products by Beverly Hills Polo Club retail stores. The Company is subject to guaranteed minimum annual royalty payments of $60,000 in 1998 and $100,000 in 1999 and guaranteed net shipment volumes of $1.0 million in 1998 and $2.0 million in 1999. There are no guaranteed minimum annual royalty payments or guaranteed net shipment volumes for the contract year ended December 31, 1997. The Retail Agreement is subject to applicable franchising laws in Europe and, as a result, the licensor may terminate the agreement if the Company is unable to obtain any necessary governmental approval or to make any necessary governmental filings within four months from the date of the first franchise agreement.



    The international wholesale agreement (the "Wholesale Agreement") grants the Company the right to use the BHPC Trademark in connection with the manufacture and sale at wholesale, for distribution to department stores and specialty stores in Europe, of the following categories of products: (i) men's apparel (excluding suits, ties, underwear, shoes and full length rainwear); and (ii) women's apparel (excluding hosiery, intimate apparel, business suits, underwear, accessories, shoes and full length rainwear). Under the Wholesale Agreement, the Company is required to pay the licensor a royalty equal to 6.0% of net shipments by the Company of licensed products directly to authorized Beverly Hills Polo Club distributors or to retail stores. The Wholesale Agreement imposes guaranteed minimum annual royalty payments of $120,000 in 1998 and $240,000 in 1999 and guaranteed net shipment volumes of $2.0 million in 1998 and $4.0 million in 1999. There are no guaranteed minimum annual royalty payments or guaranteed net shipment volumes for the contract year ended December 31, 1997.



    GIRBAUD LICENSE



    In November 1997, the Company entered into an exclusive license agreement (the "Girbaud Agreement") with Girbaud Design, Inc. and its affiliate Wurzburg Holding S.A. to manufacture and market men's jeanswear, casualwear and outerwear under the Girbaud brand and certain related trademarks (the "Girbaud Marks") in all channels of distribution in the United States, including Puerto Rico and the U.S. Virgin Islands. The Girbaud Agreement includes the right to manufacture the licensed products in a number of foreign countries. This Girbaud Agreement has an initial term of two years through December 31, 1999, and may be extended at the option of the Company for an additional three-year term. The Company holds certain rights of first refusal to extend the Girbaud product lines to include men's activewear, and women's, boys' and girls' jeanswear, activewear and casualwear. The Girbaud Agreement generally allows the Company to use the Girbaud Marks on apparel designed by or for the Company or based on designs and styles previously associated with the Girbaud brand, subject to quality control by the licensor over the final designs of the products, marketing and advertising materials and manufacturing premises.



    Under the Girbaud Agreement the Company is required to make payments to the licensor in an amount equal to 6.25% of the Company's net sales of regular licensed merchandise, and 3.0% in the case of certain irregular and closeout licensed merchandise. The Company is subject to guaranteed minimum annual royalty payments of $1.2 million in 1998, $1.5 million in 1999, $2.0 million in 2000, $2.5 million in 2001 and $3.0 million in 2002. On a quarterly basis during the term, commencing with the first quarter of 1998, the Company is obligated to pay the greater of (i) actual royalties earned by the licensor under the license or (ii) 8.3% of the minimum guaranteed royalties for that year. The Company is required to spend at least $350,000 in advertising for the Girbaud brand in 1998 and $500,000 each year thereafter while the Girbaud Agreement is in effect. The Girbaud Agreement may be terminated by the licensor upon the occurrence of certain events, including, but not limited to, a breach by the Company of any obligation under the Girbaud Agreement that remains uncured following certain specified grace periods.


CREDIT CONTROL


    The Company manages its own credit and collection functions and has never used a factoring service or outside credit insurance. The Company sells to approximately 4,100 accounts throughout the United States and Puerto Rico. All of the functions necessary to service this large volume of accounts are handled by the Company's in-house credit department in Baltimore, Maryland. The Company currently employs eight people in its credit department and believes that managing its own credit gives it unique flexibility as to which customers the Company can sell and how much business it can do with each. The Company obtains and periodically updates information regarding the financial condition and credit histories of customers. Credit personnel evaluate this information and, if appropriate, establish a line of credit. Credit personnel track payment activity for each customer using customized computer software and directly contact customers with receivable balances outstanding beyond 30 days. Under certain circumstances, the Company may discontinue merchandise shipments until the outstanding balance is paid. Ultimately, the Company may determine to engage an outside collection organization to collect past due accounts. The Company believes this provides a selling advantage over those competitors who factor their receivables. In 1994, 1995 and 1996, the Company's credit losses were $0.4 million, $0.4 million and $0.9 million, respectively. In each of these years, the Company's actual credit losses as a percentage of net sales has been less than three-quarters of one percent. See "Risk Factors--Credit Risks."


COMPETITION


    The apparel industry is highly competitive and fragmented and is subject to rapidly changing consumer demands and preferences. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and upon the continued appeal to consumers of the BOSS, Beverly Hills Polo Club and Girbaud brands. The Company competes with numerous apparel brands and distributors (including Calvin Klein, DKNY, Fila, FUBU, Guess?, Tommy Hilfiger, JNCO and Nautica). Many of the Company's competitors have greater financial resources than the Company. Although the level and nature of competition differ among its product categories, the Company believes that it competes on the basis of its brand image, quality of design and value pricing. In addition, under the Concurrent Use Agreement, the BHPC Agreements and the Girbaud Agreement, certain third parties have retained the right to produce, distribute, advertise and sell, and to authorize others to produce, distribute, advertise and sell certain garments that are similar to some of the Company's products, including, in the case of the BOSS brand, similar garments using the BOSS name at generally higher wholesale price points. Any such production, distribution, advertisement or sale of such garments by such licensor or another authorized party could have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors--Competition and Changes in Consumer Demands."


MANAGEMENT INFORMATION SYSTEMS

    The Company believes that advanced information processing is essential to maintaining its competitive position. The Company is currently upgrading systems that allow areas of the business to be more pro-active to customer requirements, to improve internal communication flow, to increase process efficiency and to support management decisions. The Company's systems provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, selling, manufacturing, retailing and distribution functions of the Company's business. The Company's software program allows it to track, among other things, orders, manufacturing schedules, inventory and sales of its products. The program includes centralized management information systems, which provide the various operating departments with financial, sales, inventory and distribution related information. Via electronic data interchange, the Company is able to ship orders to certain customers within 24 to 72 hours from the time of order receipt.

EMPLOYEES


    The Company believes that its employees are one of its most valuable resources. As of September 30, 1997, the Company had 930 full-time employees. The Company is not a party to any labor agreements, and none of its employees is represented by a labor union. The Company considers its relationship with its employees to be good and has not experienced any material interruption of its operations due to labor disputes. See "Risk Factors--Dependence Upon Key Personnel."


PROPERTIES

    Certain information concerning the Company's principal facilities is set forth below:

                                            LEASED OR                                              APPROXIMATE AREA
LOCATION                                      OWNED                        USE                      IN SQUARE FEET
-----------------------------------------  -----------  -----------------------------------------  ----------------
Baltimore, MD............................       Owned   Administrative Headquarters and Office            40,000
                                                        Facilities
New York, NY.............................      Leased   Sales, Merchandising, Marketing and                7,449
                                                        Sourcing Headquarters
New York, NY.............................      Leased   Sales, Marketing and Sourcing                      4,300
                                                        Headquarters
Barcelona, Spain.........................      Leased   European Headquarters                              2,000
Milford, DE..............................       Owned   Distribution Center                               70,000
Newton, MS...............................      Leased   Manufacturing Plant                              101,000
Carthage, MS.............................      Leased   Manufacturing Plant                              110,000
Raleigh, MS..............................      Leased   Manufacturing Plant                               90,000

    The Company also has regional sales offices, all of which are leased, in the following cities: Atlanta, Georgia; Dallas, Texas; Miami, Florida; Seattle, Washington; Los Angeles, California; Philadelphia, Pennsylvania; Boston, Massachusetts; Minneapolis, Minnesota; Charlotte, North Carolina; and Santurce, Puerto Rico. The Company believes that its existing facilities are well maintained and in good operating condition. The Company also believes that its increased distribution requirements can be better met by consolidating its warehousing and distribution functions into a new 150,000 square foot facility to be located in Milford, Delaware. See Note 5 of Notes to Consolidated Financial Statements for further information regarding current lease obligations.

ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage and disposal of solid and hazardous wastes) or
(ii) impose liability for the costs of clean up or other remediation of contaminated property, including damages from spills, disposals or other releases of hazardous substances or wastes, in certain circumstances without regard to fault. Certain of the Company's operations routinely involve the handling of chemicals and wastes, some of which are or may become regulated as hazardous substances. The Company has not incurred any significant expenditures or liabilities for environmental matters. Although the Company believes that its environmental obligations will not have a material adverse effect on its financial condition or results of operations, environmental compliance matters are subject to inherent risks and uncertainties. See "Risk Factors--Environmental Controls and Other Regulatory Requirements."



LITIGATION



    The Company recently entered into a Settlement of litigation involving use of the BOSS trademark. The original complaint was filed in the United States District Court for the Southern District of New York on February 11, 1993 by Hugo Boss Fashions, Inc., International Fashions Apparel Corporation and Hugo Boss and sought injunctive relief and compensatory damages. The original complaint named, among others, Brookhurst, Boss Sportswear (USA), Inc. and the Company as defendants and was subsequently amended to add Boss Golf Company, Inc. The defendants filed a counterclaim against the plaintiffs alleging trademark infringement and related matters arising out of the plaintiffs' use of the BOSS trademark. In November 1997, the parties entered into the Settlement pursuant to which the Company will continue to be able to use the BOSS brand name and image in connection with the manufacture of BOSS brand apparel in the United States and certain foreign countries, subject to the terms of the Concurrent Use Agreement, for distribution in the United States and Puerto Rico. See "--Licenses and Other Rights Agreements--BOSS Trademark Rights."



    From time to time the Company is a party to various claims, complaints and other legal actions that have arisen in the ordinary course of business. The Company is not presently aware of any such legal proceedings, which, in the aggregate, it believes would have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the directors and executive officers of the Company:


NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

Robert J. Arnot......................................          49   Chairman of the Board, Co-Chief Executive Officer and
                                                                    Director

Gerald W. Lear.......................................          55   President, Co-Chief Executive Officer and Director

Gary B. Brashers.....................................          50   Vice President--Manufacturing, Chief Operating
                                                                    Officer and Director

Eugene C. Wielepski..................................          51   Vice President--Finance, Chief Financial Officer and
                                                                    Director

Ira J. Hechler.......................................          79   Director

Jon Hechler..........................................          44   Director

Ronald S. Schmidt....................................          53   Director

Thomas P. Ormandy....................................          47   Vice President--Sales



    The Company has two Chief Executive Officers, Robert J. Arnot and Gerald W. Lear. Messrs. Arnot and Lear share decision-making responsibility with respect to business strategy, product pricing, budgeting, financial management, institutional relationships, licensing decisions, European operations and legal issues.



    ROBERT J. ARNOT has been a Director of the Company since 1984, Vice President of Planning and Corporate Development from 1989 to 1991, Chairman of the Board of Directors since 1991 and Co-Chief Executive Officer since 1996. He has been employed by the Company since 1989. In addition to sharing overall decision-making responsibility as described above, Mr. Arnot has lead responsibility for the following operating areas, which report directly to him in New York: BOSS, Beverly Hills Polo Club and Girbaud design and merchandising, Asian sourcing and manufacturing, BOSS, Beverly Hills Polo Club and Girbaud sales management and advertising.


    GERALD W. LEAR has been a Director of the Company since 1980 and President and Chief Executive Officer since 1987. He was Vice President from 1975 to 1984 and Executive Vice President from 1984 to 1986. He has been employed by the Company since 1962. In addition to sharing overall decision-making responsibility as described above, Mr. Lear has lead responsibility for the following operating areas, which report directly to him in Baltimore: United States and Mexican production of bottoms, United States tee shirt production, I.C. Isaacs bottoms merchandising, bottoms design department, cost accounting, shipping and warehousing and corporate administration (which includes management information systems, credit, accounting, customer service and personnel).

    GARY B. BRASHERS has been a Director and Chief Operating Officer since 1988 and Vice President-- Manufacturing since 1985. Prior to that he held positions with the Company in quality control and manufacturing. He has been employed by the Company since 1978. Prior to joining the Company, he held various manufacturing management positions in the apparel industry since 1969.

    EUGENE C. WIELEPSKI has been a Director, Vice President--Finance and Chief Financial Officer of the Company since 1991. He has held the positions of Secretary and Treasurer since 1976. From 1976 to 1990 he was Controller. He is a Certified Public Accountant and has been employed by the Company since 1973.

    IRA J. HECHLER has been a Director of the Company since 1984. He is a private investor who is also a member of the Board of Directors of American Banknote Corporation and Concord Camera Corporation. He is Vice Chairman of the Board of Directors of A.R.T./New York and a member of the Board of Trustees and Treasurer of the Nassau County Museum of Art.

    JON HECHLER has been a Director of the Company since 1984. He has been employed by Ira J. Hechler and Associates, an investment company, since 1980. He also serves as President of T. Eliot, Inc., a manufacturer of bathroom equipment. He is the son of Ira J. Hechler.

    RONALD S. SCHMIDT has been a Director of the Company since 1990. He is President and Chief Executive Officer of I.B. Diffusion, a manufacturer of ladies' apparel.

    THOMAS P. ORMANDY has been Vice President--Sales of the Company since 1986. Previously, he was a salesman with Thompson and Company, an apparel manufacturer, since 1975. He is responsible for the sales and marketing of the BOSS men's, boys' and juniors' lines as well as the Beverly Hills Polo Club men's line.

BOARD OF DIRECTORS

    The Company's Board of Directors is currently comprised of seven members. There are currently two vacancies, and following the consummation of the Offering, the Company intends to appoint two additional directors who will be neither officers nor employees of the Company or its affiliates.

    The Company's Board of Directors is divided into three classes of three members each. Directors of each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve for three years thereafter. The first class, whose term will expire at the first annual meeting after the Offering, currently consists of Messrs. Arnot, Lear and Wielepski; the second class, whose term will expire at the second annual meeting after the Offering, currently consists of Messrs. Ira J. Hechler, Jon Hechler and Gary B. Brashers; the third class, whose term will expire at the third annual meeting after the Offering, currently consists of Mr. Ronald S. Schmidt. The vacancies in Class III will be filled when the Company appoints two additional directors after the Offering. For further information on the effect of the classified Board of Directors, see "Description of Capital Stock--Certain Certificate of Incorporation, By-law and Statutory Provisions Affecting Stockholders."

    Pursuant to the Restated Shareholders' Agreement, all of the existing stockholders of the Company have agreed to vote their shares of Common Stock in elections to fill Class I and Class II of the Board of Directors in favor of the nominees of the Principal Stockholders (as defined). See "Certain Transactions-- Restated Shareholders' Agreement."

    The Company has established a Compensation Committee consisting of Messrs. Ira J. Hechler, Jon Hechler and Ronald S. Schmidt. The Compensation Committee is responsible for reviewing and approving all compensation arrangements with officers of the Company and will also be responsible for administering the 1997 Omnibus Stock Plan. See "--1997 Omnibus Stock Plan."

    Within 90 days following the consummation of the Offering, the Board of Directors will establish an Audit Committee. The Audit Committee will be responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors.

    The General Corporation Law of the State of Delaware (the "Delaware Corporation Law") provides that a company may indemnify its directors and officers as to certain liabilities. The Company's Restated

Certificate and Restated By-laws provide for the indemnification of the Company's directors and officers to the fullest extent permitted by law, and the Company intends to enter into separate indemnification agreements with each of its directors and officers to effectuate these provisions and to purchase directors' and officers' liability insurance. The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding which they are involved by reason of their affiliation with the Company. See "Description of Capital Stock--Certain Certificate of Incorporation, By-law and Statutory Provisions Affecting Stockholders; and --Director and Officer Indemnification."


COMPENSATION OF DIRECTORS

    Directors who are employees of the Company receive no compensation for serving on the Board of Directors. Directors who are not employees of the Company will receive an annual retainer fee of $10,000 for their services and attendance fees of $750 per Board or committee meeting attended. All directors are reimbursed for expenses incurred in connection with attendance at Board or committee meetings. In addition, members of the Board of Directors will be eligible to participate in the Company's 1997 Omnibus Stock Plan. See "--1997 Omnibus Stock Plan."

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid or awarded to, or earned by, the Co-Chief Executive Officers and the four most highly compensated officers other than the Co-Chief Executive Officers (the "Named Executive Officers") for the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                            ANNUAL COMPENSATION(1)(2)
                                                                                         -------------------------------

NAME AND PRINCIPAL POSITION                                                                YEAR      SALARY      BONUS
---------------------------------------------------------------------------------------  ---------  ---------  ---------

Robert J. Arnot........................................................................       1996  $ 275,676  $  50,000
  Chairman of the Board and
  Co-Chief Executive Officer

Gerald W. Lear.........................................................................       1996    300,220     50,000
  President and
  Co-Chief Executive Officer

Gary B. Brashers.......................................................................       1996    200,220     25,000
  Vice President--Manufacturing and
  Chief Operating Officer

Eugene C. Wielepski....................................................................       1996    160,220     20,000
  Vice President--Finance and
  Chief Financial Officer

Thomas P. Ormandy......................................................................       1996    240,000    110,000
  Vice President--Sales

Marc Baff..............................................................................       1996    107,620         --
  Vice President--Sales

------------------------------
(1) In their capacity as stockholders of the Company, the officers listed above were reimbursed during 1996 for payment of taxes on income of the Company that was passed through to the stockholders. See "Dividend Policy."

(2) Perquisites did not exceed the lesser of $50,000 or 10.0% of the total salary and bonus for any of the Named Executive Officers.

EMPLOYMENT AGREEMENTS


    The Company has entered into individual employment agreements (the "Executive Employment Agreements") with each of Messrs. Arnot, Lear, Brashers, Wielepski and Ormandy (collectively, the "Executives"). The initial term of the Executive Employment Agreements began on May 15, 1997 (the "Effective Date") and will terminate on the third anniversary of the Effective Date in the case of Messrs. Arnot and Lear and on the second anniversary of the Effective Date in the case of Messrs. Brashers, Wielepski and Ormandy. The Executive Employment Agreements will automatically extend after the initial term for successive one-year terms, unless notice not to extend is given by either party at least 60 days prior to the end of the then current term. The Executive Employment Agreements provide for an annual base salary of $400,000, $400,000, $240,000, $200,000 and $300,000 plus up to 20.0% thereof as bonus, respectively, which may be increased based on periodic reviews by the Compensation Committee. In addition, the Executive Employment Agreements provide that the Executives are entitled to participate in any bonus and stock option plans, programs, arrangements and practices sponsored by the Company as may be established from time to time by the Board of Directors of the Company for the benefit of such executive employees, in accordance with the terms of such plans. Each Executive is also entitled to certain fringe benefits, including Company-paid health and life insurance. If any of the Executives is terminated without cause (as such term is defined in the Executive Employment Agreements), then such Executive will receive as severance his then current base salary for the remainder of his term of employment. The Executive will also continue to participate in Company-sponsored health, life insurance and other fringe benefit plans and programs during the severance period. The Executive Employment Agreements also include certain noncompetition, nonsolicitation and confidentiality provisions.


1997 OMNIBUS STOCK PLAN

    On May 15, 1997, the Board of Directors of the Company and the Company's stockholders adopted the 1997 Omnibus Stock Plan (the "Plan"). The purpose of the Plan is to promote the long-term growth and profitability of the Company by providing key people with incentives to improve stockholder value and contribute to the growth and financial success of the Company, and by enabling the Company to attract, retain and reward the best-available persons for positions of substantial responsibility. The maximum number of shares of Common Stock that may be issued with respect to awards granted under the Plan is 500,000. The Plan is administered by the Compensation Committee of the Board of Directors. Participation in the Plan will be open to all employees, officers, directors and consultants of the Company or any of its affiliates, as may be selected by the Compensation Committee from time to time. The Plan allows for stock options, stock appreciation rights, stock awards, phantom stock awards and performance awards to be granted. The Compensation Committee will determine the prices, vesting schedules, expiration dates and other material conditions upon which such awards may be exercised.

DEFINED BENEFIT PENSION PLAN


    The Company maintains a defined benefit pension plan (the "Pension Plan") for its employees. The normal retirement benefit, payable at age 65, is 20.0% of base compensation up to $10,000 plus 39.5% of base compensation over $10,000, prorated for service less than 30 years. A reduced benefit is also payable on early retirement, after age 55 and after 15 years of service. The Pension Plan also provides disability retirement and death benefits. The Company pays the full cost of the benefits under the Pension Plan through its contributions to a trust. The Company's cash contributions to the Pension Plan during the year ended December 31, 1996 aggregated $0.6 million.

    The Pension Plan Table below provides the estimated annual benefits payable under the I.C. Isaacs Pension Plan upon retirement in specified compensation and years of service classifications.

                               PENSION PLAN TABLE

                                                                                YEARS OF SERVICE
                                                              -----------------------------------------------------
RENUMERATION
-------------
                                                                 15         20         25         30         35
                                                              ---------  ---------  ---------  ---------  ---------
 $   100,000   .............................................  $  10,875  $  14,500  $  18,126  $  21,751  $  21,751
     125,000   .............................................     10,875     14,500     18,126     21,751     21,751
     150,000   .............................................     10,875     14,500     18,126     21,751     21,751
     175,000   .............................................     10,875     14,500     18,126     21,751     21,751
     200,000   .............................................     10,875     14,500     18,126     21,751     21,751
     225,000   .............................................     10,875     14,500     18,126     21,751     21,751
     250,000   .............................................     10,875     14,500     18,126     21,751     21,751
     300,000   .............................................     10,875     14,500     18,126     21,751     21,751
     400,000   .............................................     10,875     14,500     18,126     21,751     21,751
     450,000   .............................................     10,875     14,500     18,126     21,751     21,751
     500,000   .............................................     10,875     14,500     18,126     21,751     21,751


    The compensation considered in determining benefits under the plan (as provided in the column titled "Remuneration") is the annual average compensation for the five consecutive calendar years producing the highest average. The compensation considered is limited to $75,000. All amounts of salary, bonus and other compensation as reported in the Summary Compensation Table, up to $75,000, are included in compensation considered under the plan. The amounts of benefit provided in the Pension Plan Table are the amounts of benefit payable per year in equal monthly installments for the life expectancy of the participants (i.e., straight life annuity amounts). The plan is integrated with Social Security, and its benefit formula is as follows: (i) 0.6667% of compensation, multiplied by years of service up to 30 years; plus (ii) 0.65% of compensation in excess of $10,000 multiplied by years of service up to 30 years.


    The estimated credited years of service for each of the Named Executive Officers are as follows, estimated as of January 1, 1997:

                                                                              ESTIMATED CREDITED
NAME                                                                           YEARS OF SERVICE
--------------------------------------------------------------------------  -----------------------
Robert J. Arnot...........................................................                 5
Gerald W. Lear............................................................                34
Gary B. Brashers..........................................................                18
Eugene C. Wielepski.......................................................                23
Thomas P. Ormandy.........................................................                10
Marc Baff.................................................................                19

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a Compensation Committee during 1996, but each of Messrs. Arnot and Lear (each of whom also served as an executive officer of the Company during 1996) participated in deliberations concerning executive compensation. The Executive Employment Agreements were approved by the Company's current Compensation Committee.

KEY MAN INSURANCE

    The following individuals are key employees of the Company, and their contribution to the Company has been and will be a significant factor in the Company's future success: Robert J. Arnot, Gerald W. Lear, Gary B. Brashers and Eugene C. Wielepski. The loss of the services of one or more of these executive officers for an extended period of time could have a material adverse effect on the Company's financial condition or results of operations. The Company maintains and is the beneficiary of life insurance policies in the amount of $1.0 million on the lives of each of Messrs. Arnot, Lear and Brashers and in the amount of $0.5 million on the life of Mr. Wielepski.

                              CERTAIN TRANSACTIONS

RESTATED SHAREHOLDERS' AGREEMENT


    The Company's Shareholders' Agreement dated December 20, 1984, as amended, has been amended and restated, effective as of the time of consummation of the Offering. Pursuant to the Restated Shareholders' Agreement, Messrs. Robert J. Arnot, Gerald W. Lear, Ira J. Hechler and Jon Hechler are designated as Principal Shareholders and the other stockholders of the Company immediately prior to consummation of the Offering are designated as Non-Principal Shareholders. The Principal Shareholders and the Non-Principal Shareholders have agreed to vote their shares of Common Stock, in elections to fill Class I and Class II of the Board of Directors, to elect nominees of the Principal Shareholders. The Restated Shareholders' Agreement provides that each of the Principal Shareholders has granted to each of the other Principal Shareholders and to the Company rights of first refusal (the "Refusal Right") with respect to the sale of any shares of the Company's outstanding Common Stock. The Restated Shareholders' Agreement provides that each of the Non-Principal Shareholders holding, at the time of the contemplated transfer, in excess of 0.5% of the outstanding Common Stock of the Corporation has granted to (i) each of the Principal Shareholders, (ii) each Non-Principal Shareholder and (iii) the Company, rights of first refusal with respect to the sale of any shares of the Company's outstanding Common Stock. The Restated Shareholders' Agreement also provides that in the event that any two of (i) Robert J. Arnot, (ii) Gerald W. Lear and (iii) Ira J. Hechler and Jon Hechler (a "Majority") agree to enter into a transaction with a third party for the tender of shares (including, without limitation, in a change of control transaction), the rights of first refusal set forth above shall not apply and the Majority or the Company may require the other Principal Shareholders and Non-Principal Shareholders to participate in such transaction on the same terms and conditions applicable to the Majority. The Refusal Right terminates upon the earlier of May 15, 2001 or upon the Principal Shareholders beneficially owning 20% or less of the shares of Common Stock outstanding. The remainder of the Restated Shareholders' Agreement terminates upon the earlier of May 15, 2003 or upon the Principal Shareholders beneficially owning 20% or less of the shares of Common Stock outstanding.


ACQUISITION OF LIMITED PARTNERSHIP INTEREST


    Prior to the Closing Date, the Company's wholly-owned subsidiary, Isaacs Design, Inc., will acquire the Limited Partnership Interest from Ira J. Hechler, a director and stockholder of the Company, in exchange for approximately $335,000 in cash, which the Company believes represents terms no less favorable than as could have been received from a disinterested third party. After the acquisition, the Company will have sole control of the Partnership. See "Company Organization."

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 31, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5.0% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group:



                                                                       BENEFICIAL OWNERSHIP OF   BENEFICIAL OWNERSHIP
                                                                        COMMON STOCK PRIOR TO       OF COMMON STOCK
                                                                            THE OFFERING          AFTER THE OFFERING
                                                                       -----------------------  -----------------------
NAME OF BENEFICIAL OWNERS (1)                                            NUMBER      PERCENT      NUMBER      PERCENT
---------------------------------------------------------------------  ----------  -----------  ----------  -----------
Robert J. Arnot......................................................     447,792       11.19%     447,792        5.74%
Gerald W. Lear.......................................................     447,792       11.19      447,792        5.74
Gary B. Brashers.....................................................     288,237        7.21      288,237        3.70
Eugene C. Wielepski..................................................     185,242        4.63      185,242        2.37
Thomas P. Ormandy....................................................     158,320        3.96      158,320        2.03
Ira J. Hechler.......................................................     811,361       20.28      811,361       10.40
Jon Hechler..........................................................     365,791        9.14      365,791        4.69
The Stanley Keller Irrevocable Trust (2).............................     263,538        6.59      263,538        3.38
Ronald S. Schmidt....................................................           0           *            0           *
Marc Baff............................................................           0           *            0           *
All directors and executive officers as a group (10 persons).........   2,968,073       74.20%   2,968,073       38.05%


------------------------------
*   Less than one percent.

(1) The business address of each person listed above beneficially owning more than 5.0% of the outstanding Common Stock is c/o I.C. Isaacs & Company, Inc., 3840 Bank Street, Baltimore, Maryland 21224-2522. Except as described below and subject to the Restated Shareholders' Agreement and applicable community property laws and similar laws, each person listed above has sole voting and investment power with respect to such shares. See "Certain Transactions--Restated Shareholders' Agreement."

(2) The trustees of the Stanley Keller Irrevocable Trust are Barbara Keller and Howard Schultz.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has been no public market for the Common Stock. No predictions can be made as to the effect, if any, that future sales of Common Stock, and options to acquire shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Risk Factors--Future Sales by Existing Stockholders; Shares Eligible for Future Sale" and "Management--1997 Omnibus Stock Plan."


    Upon the consummation of the Offering, the Company will have 7.8 million shares of Common Stock outstanding. Of these shares, the 3.8 million shares of Common Stock sold by the Company in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company (as that term is defined under the Securities Act). Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 4.0 million shares of Common Stock outstanding are "restricted securities" for purposes of Rule 144 and are held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act. Restricted securities may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144.



    In general, under Rule 144, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of (i) 1.0% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the outstanding shares of Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not an "affiliate" of the Company during the 90 days preceding a proposed sale by such person and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale or notice requirements.



    The Company, together with each of its executive officers, directors and stockholders beneficially owning in the aggregate 51.3% of the shares of Common Stock outstanding after the Offering have entered into lock-up agreements with The Robinson-Humphrey Company, LLC and Legg Mason Wood Walker, Incorporated, as representatives of the Underwriters, pursuant to which they have agreed not to, directly or indirectly, sell, offer to sell, contract to sell, solicit an offer to buy, grant any option for the purchase or sale of, assign, pledge, distribute or otherwise transfer, dispose of or encumber (or make any announcement with respect to any of the foregoing), any of their shares of Common Stock (other than those being sold pursuant to this Offering) or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for Common Stock or evidencing any right to purchase or subscribe for shares of Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of the representatives of the Underwriters. In addition, certain restrictions on transfers of shares of Common Stock by the existing stockholders of the Company are contained in the Restated Stockholders' Agreement. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Certain Transactions--Restated Shareholders' Agreement."


    The Company has adopted the 1997 Omnibus Stock Plan, pursuant to which an aggregate of 500,000 shares are available for option grants and other equity awards. See "Management--1997 Omnibus Stock Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock reserved for issuance under the Plan. Such registration statement is expected to be filed as soon as practicable after the date of the Offering and will automatically become effective upon filing. Shares issued under the 1997 Omnibus Stock Plan after the registration statement is filed may thereafter be sold in the public market, subject, in the case of the various holders, to the Rule 144 volume limitations applicable to affiliates, the lock-up agreement described above and any transfer or vesting restrictions imposed on the date of the grant.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of Restated Certificate and the form of Restated By-laws, each to become effective upon consummation of the Offering and each filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

    The authorized capital stock of the Company consists of 50.0 million shares of Common Stock, par value $.0001 per share, and 5.0 million shares of Preferred Stock, par value $.0001 per share.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. The Restated Certificate does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Board of Directors may designate and that the Company may issue in the future.

    At present there is no established trading market for the Common Stock. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "ISAC."

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

    The Restated Certificate provides that the Board of Directors, without further action by the stockholders, may issue shares of the Preferred Stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of Preferred Stock. The Board of Directors, without further stockholder approval, can issue Preferred Stock with voting and conversion rights, which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company currently has no plans to issue shares of Preferred Stock. The issuance of Preferred Stock in certain circumstances may have the effect of delaying or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price and the voting and other rights of the holders of Common Stock.

CERTAIN CERTIFICATE OF INCORPORATION, BY-LAW AND STATUTORY PROVISIONS AFFECTING
  STOCKHOLDERS


    CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors is divided into three classes of directors, designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors. The term of the initial Class I directors will terminate on the date of the annual meeting of stockholders (an "Annual Meeting") in 1998, the term of the initial Class II directors will expire on the date of the 1999 Annual Meeting, and the term of the initial Class III directors will expire on the date of the 2000 Annual Meeting. At each Annual Meeting, beginning in 1998, successors to the class of directors whose term expires at that Annual Meeting will be elected for a three-year term. See "Management--Board of Directors." At least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Company's Board of Directors.

    SPECIAL MEETINGS OF STOCKHOLDERS; STOCKHOLDER ACTION BY WRITTEN
CONSENT. The Restated Certificate provides that any action required or permitted to be taken by the Company's stockholders may be effected without a meeting, without prior notice and without a vote if a consent in writing is signed by the holders of a number of shares that would be sufficient to take such action at a meeting of the stockholders. Additionally, the Restated By-laws provide that special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the President of the Company.

    ADVANCE NOTICE REQUIREMENTS OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Restated By-laws provide that stockholders seeking to bring business before or to nominate directors at any meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that (i) in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date or (ii) in the case of the annual meeting of stockholders held during the 1998 fiscal year of the Company, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. The Restated By-laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders or from making nominations for directors.

    DIRECTOR AND OFFICER INDEMNIFICATION. The Delaware Corporation Law provides that a Delaware corporation may include provisions in its certificate of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law, (iii) conduct violating Section 174 of the Delaware Corporation Law (which section relates to unlawful distributions) or (iv) any transaction from which a director derived an improper personal benefit. The Company's Restated Certificate includes such provisions.


    To the fullest extent permitted by the Delaware Corporation Law, as amended from time to time, the Company's Restated Certificate and Restated By-laws provide that the Company shall indemnify and advance expenses to each of its currently acting and former directors and officers, and may so indemnify and advance expenses to each of its current and former employees and agents. The Company believes the foregoing provisions are necessary to attract and to retain qualified persons as directors and officers. Following consummation of the Offering, the Company intends to enter into separate indemnification agreements with each of its directors and executive officers in order to effectuate such provisions.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, LLC and Legg Mason Wood Walker, Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names.

                                                                                     NUMBER
                                                                                       OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
The Robinson-Humphrey Company, LLC...............................................
Legg Mason Wood Walker, Incorporated.............................................
                                                                                   ----------
    Total........................................................................   3,800,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $    per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share in sales to certain other dealers.
After the Offering, the public offering price and other selling terms may be changed.

    The Company has granted to the Underwriters a 30-day option to purchase up to an additional 570,000 shares of Common Stock at the Offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any.


    Prior to the offering made hereby, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined through negotiations among the Company and the Representatives and will not be based upon any independent appraisal or valuation of the Company. Among the factors to be considered in making such determination are prevailing market and general economic conditions, the market capitalization of publicly-traded companies that the Company and the Representatives believe to be comparable to the Company, the revenues and earnings of the Company in recent periods, the experience of the Company's management, the economic characteristic of the business in which the Company competes, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.


    The Underwriters do not intend to confirm sales of shares of Common Stock to any account over which they exercise discretionary authority. The
Representatives intend to make a market in the Common Stock after completion of this Offering.


    The Company, together with each of its executive officers and directors and stockholders beneficially owning in the aggregate approximately 4.0 million shares of Common Stock, have entered into lock-up agreements with the Representatives pursuant to which they have agreed not to, directly or indirectly, sell, offer to sell, contract to sell, solicit an offer to buy, grant any option for the purchase or sale of, assign, pledge, distribute or otherwise transfer, dispose of or encumber (or make any announcement with respect to any of the foregoing) any shares of Common Stock (other than those being sold pursuant to this

Offering) or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for Common Stock or evidencing any right to purchase or subscribe for shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives.

    In connection with the Offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares sold in the Offering may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the Nasdaq National Market, in the over-the-counter market or otherwise.

    The Company has agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Alston & Bird LLP.

                                    EXPERTS

    The consolidated financial statements and schedule included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement and have been included herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company or the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to such Registration Statement. The Registration Statement, including exhibits thereto, may be inspected, without charge, and copies of all or any part thereof may be obtained upon payment of prescribed fees at the public reference facilities of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http:\\www.sec.gov.


    Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants....................................        F-2

Consolidated Balance Sheets at December 31, 1995, 1996 and September 30, 1997.........        F-3

Consolidated Statements of Income for the years ended December 31, 1994, 1995, 1996
  and the nine months ended September 30, 1996 and September 30, 1997.................        F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994,
  1995, 1996 and the nine months ended September 30, 1996 and September 30, 1997......        F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995,
  1996 and the nine months ended September 30, 1996 and September 30, 1997............        F-6

Notes to Consolidated Financial Statements............................................        F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
I.C. Isaacs & Company, Inc.
Baltimore, Maryland


    We have audited the accompanying consolidated balance sheets of I.C. Isaacs & Company, Inc. and subsidiaries as of December 31, 1995 and 1996 and September 30, 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the nine month periods ended September 30, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of I.C. Isaacs & Company, Inc. and subsidiaries at December 31, 1995 and 1996 and September 30, 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and the nine month periods ended September 30, 1996 and 1997 in conformity with generally accepted accounting principles.


                                          BDO Seidman, LLP


Washington, D.C.
October 31, 1997, except for



Note 5, the date of which is



November 13, 1997

                          I.C. ISAACS & COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                          DECEMBER 31,                           PRO FORMA
                                                                  ----------------------------  SEPTEMBER 30,  SEPTEMBER 30,
                                                                      1995           1996           1997           1997
                                                                  -------------  -------------  -------------  -------------
ASSETS

Current
  Cash, including temporary investments of $779,436, $368,175
    and $127,514................................................  $   1,411,954  $     938,799  $   1,492,535  $   1,158,036
  Accounts receivable, less allowance for doubtful accounts of
    $350,000, $660,000 and $1,120,000 (Note 3)..................     10,365,050     16,582,990     32,937,439     32,937,439
  Inventories (Notes 1 and 3)...................................     14,323,730     14,090,974     22,526,000     22,526,000
  Prepaid expenses and other (Note 6)...........................        703,267      1,266,655      1,601,737      1,601,737
                                                                  -------------  -------------  -------------  -------------
Total current assets............................................     26,804,001     32,879,418     58,557,711     58,223,212
Property, Plant and Equipment, at cost, less accumulated
  depreciation and amortization (Notes 2 and 3).................      2,818,637      2,399,822      2,514,518      2,514,518
Goodwill, less accumulated amortization of $731,025, $797,265
  and $846,945..................................................      1,921,075      1,854,835      1,805,155      1,805,155
Other Assets (Note 5)...........................................        219,941        122,565        643,190      1,943,190
                                                                  -------------  -------------  -------------  -------------
                                                                  $  31,763,654  $  37,256,640  $  63,520,574  $  64,486,075
                                                                  -------------  -------------  -------------  -------------
                                                                  -------------  -------------  -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current
  Checks issued against future deposits.........................  $   1,217,832  $   1,150,679  $   3,333,423  $   3,333,423
  Current maturities of term loan and revolving line of credit
    (Note 3)....................................................      7,417,500      6,520,418     22,489,284     22,489,284
  Current maturities of capital lease obligations (Note 3)......        223,999        216,764        142,040        142,040
  Accounts payable..............................................      5,110,126      6,378,310      6,295,096      6,295,096
  Accrued expenses and other current liabilities (Note 4).......      1,816,957      2,144,277      3,611,297      3,611,297
  Accrued compensation..........................................        210,810        194,710        327,509        327,509
  Distribution payable..........................................       --             --             --           18,500,000
                                                                  -------------  -------------  -------------  -------------
Total current liabilities.......................................     15,997,224     16,605,158     36,198,649     54,698,649
                                                                  -------------  -------------  -------------  -------------
Long-term Debt (Note 3)
  Term loan.....................................................        116,649        699,994        549,991        549,991
  Capital lease obligations.....................................        575,403        358,638        255,335        255,335
  Junior subordinated notes.....................................        311,130       --             --             --
                                                                  -------------  -------------  -------------  -------------
Total long-term debt............................................      1,003,182      1,058,632        805,326        805,326
                                                                  -------------  -------------  -------------  -------------
Minority interest...............................................        118,431        200,273        334,499       --
                                                                  -------------  -------------  -------------  -------------
Commitments and Contingencies (Notes 3,
  5 and 6)
STOCKHOLDERS' EQUITY (Note 9):
  Preferred stock; $.0001 par value; 5,000,000 shares
    authorized, none outstanding................................       --             --             --             --
  Common stock; $.0001 par value; 50,000,000 shares authorized;
    4,024,699 shares issued; 4,000,000 shares outstanding.......            402            402            402            402
  Additional paid-in capital....................................        266,579        266,579        266,579        266,579
  Retained earnings.............................................     14,392,704     19,140,464     25,929,987      8,729,987
  Treasury stock, at cost (24,699 shares).......................        (14,868)       (14,868)       (14,868)       (14,868)
                                                                  -------------  -------------  -------------  -------------
Total stockholders' equity......................................     14,644,817     19,392,577     26,182,100      8,982,100
                                                                  -------------  -------------  -------------  -------------
                                                                  $  31,763,654  $  37,256,640  $  63,520,574  $  64,486,075
                                                                  -------------  -------------  -------------  -------------
                                                                  -------------  -------------  -------------  -------------


   See accompanying summary of accounting policies and notes to consolidated financial statements.

                          I.C. ISAACS & COMPANY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                                   NINE MONTHS
                                                      YEARS ENDED DECEMBER 31,                 ENDED SEPTEMBER 30,
                                            --------------------------------------------  -----------------------------
                                                1994           1995            1996           1996            1997
                                            -------------  -------------  --------------  -------------  --------------
Net sales.................................  $  85,298,186  $  93,271,157  $  118,655,253  $  86,679,910  $  127,246,549
Cost of sales.............................     62,216,041     68,529,969      84,421,651     60,188,034      85,676,570
                                            -------------  -------------  --------------  -------------  --------------
Gross profit..............................     23,082,145     24,741,188      34,233,602     26,491,876      41,569,979
                                            -------------  -------------  --------------  -------------  --------------
Operating Expenses
  Selling (Note 5)........................      7,461,438      8,926,800      11,897,834      8,932,030      12,153,727
  License fees (Note 5)...................      3,012,193      3,174,656       4,817,037      3,478,514       5,926,964
  Distribution and shipping...............      2,045,911      2,378,728       2,669,093      1,905,655       3,223,690
  General and administrative..............      5,813,853      5,786,524       6,243,327      4,151,834       5,369,729
  Recovery of legal fees (Note 5).........       --             --              (718,558)      --              (117,435)
                                            -------------  -------------  --------------  -------------  --------------
Total operating expenses..................     18,333,395     20,266,708      24,908,733     18,468,033      26,556,675
                                            -------------  -------------  --------------  -------------  --------------
Operating income..........................      4,748,750      4,474,480       9,324,869      8,023,843      15,013,304
                                            -------------  -------------  --------------  -------------  --------------
Other Income (Expense)
  Interest................................     (1,191,047)    (1,247,353)     (1,365,163)      (994,545)     (1,619,198)
  Other, net (Note 8).....................      1,235,030         (3,178)         84,795        (21,492)         28,272
                                            -------------  -------------  --------------  -------------  --------------
Total other income (expense)..............         43,983     (1,250,531)     (1,280,368)    (1,016,037)     (1,590,926)
                                            -------------  -------------  --------------  -------------  --------------
Income before minority interest and
  extraordinary item......................      4,792,733      3,223,949       8,044,501      7,007,806      13,422,378
Minority interest.........................        (52,520)       (32,593)        (81,842)       (70,768)       (134,226)
                                            -------------  -------------  --------------  -------------  --------------
Income before extraordinary item..........      4,740,213      3,191,356       7,962,659      6,937,038      13,288,152
Extraordinary Item--Gain on extinguishment
  of debt (Note 3)........................        388,770       --              --             --              --
                                            -------------  -------------  --------------  -------------  --------------
Net income................................  $   5,128,983  $   3,191,356  $    7,962,659  $   6,937,038  $   13,288,152
                                            -------------  -------------  --------------  -------------  --------------
                                            -------------  -------------  --------------  -------------  --------------
Pro forma financial information:
Income before income taxes, as
  presented...............................  $   5,128,983  $   3,191,356  $    7,962,659  $  6,937, 038  $   13,288,152
Pro forma provision for income taxes......      2,103,000      1,308,000       3,265,000      2,844,000       5,448,000
                                            -------------  -------------  --------------  -------------  --------------
Pro forma net income......................  $   3,025,983  $   1,883,356  $    4,697,659  $   4,093,038  $    7,840,152
                                            -------------  -------------  --------------  -------------  --------------
                                            -------------  -------------  --------------  -------------  --------------
Pro forma earnings per share..............                                $         0.87                 $         1.45
Weighted average shares outstanding.......                                     5,423,077                      5,423,077


   See accompanying summary of accounting policies and notes to consolidated financial statements.

                         I.C. ISAACS AND COMPANY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                     PREFERRED STOCK            COMMON STOCK       ADDITIONAL
                                 ------------------------  ----------------------    PAID-IN     RETAINED   TREASURY
                                   SHARES       AMOUNT      SHARES      AMOUNT       CAPITAL     EARNINGS     STOCK      TOTAL
                                 -----------  -----------  ---------  -----------  -----------  ----------  ---------  ----------
Balance at December 31, 1993...      --           --       4,024,699   $     402    $ 247,791   $10,611,742 $ (63,143) $10,796,792
Net income.....................      --           --          --          --           --        5,128,983     --       5,128,983
Stockholder distributions......      --           --          --          --           --       (1,603,511)    --      (1,603,511)
Purchase of treasury stock
  (24,699 shares)..............      --           --          --          --           --           --        (13,579)    (13,579)
                                 -----------  -----------  ---------  -----------  -----------  ----------  ---------  ----------
Balance at December 31, 1994...      --           --       4,024,699         402      247,791   14,137,214    (76,722) 14,308,685
Net income.....................      --           --          --          --                     3,191,356     --       3,191,356
Stockholder distributions......      --           --          --          --           --       (2,935,866)            (2,935,866)
Sale of treasury stock (24,699
  shares)......................      --           --          --          --           18,788       --         61,854      80,642
                                 -----------  -----------  ---------  -----------  -----------  ----------  ---------  ----------
Balance at December 31, 1995...      --           --       4,024,699         402      266,879   14,392,704    (14,868) 14,644,817
Net income.....................      --           --          --          --           --        7,962,659              7,962,659
Stockholder distributions......      --           --          --          --           --       (3,214,899)    --      (3,214,899)
                                 -----------  -----------  ---------  -----------  -----------  ----------  ---------  ----------
Balance at December 31, 1996...      --           --       4,024,699         402      266,579   19,140,464    (14,868) 19,392,577
Net income.....................      --           --          --          --           --       13,288,152     --      13,288,152
Stockholder distributions......      --           --          --          --           --       (6,498,629)    --      (6,498,629)
                                 -----------  -----------  ---------  -----------  -----------  ----------  ---------  ----------
Balance at September 30,
  1997.........................      --           --       4,024,699   $     402    $ 266,579   $25,929,987 $ (14,868) $26,182,100
                                 -----------  -----------  ---------  -----------  -----------  ----------  ---------  ----------
                                 -----------  -----------  ---------  -----------  -----------  ----------  ---------  ----------


   See accompanying summary of accounting policies and notes to consolidated financial statements.

                          I.C. ISAACS & COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                   ----------------------------------  -----------------------
                                                      1994        1995        1996        1996        1997
                                                   ----------  ----------  ----------  ----------  -----------
Operating Activities
  Net income.....................................  $5,128,983  $3,191,356  $7,962,659  $6,937,038  $13,288,152
  Adjustments to reconcile net income to net cash
    provided by operating activities
    Write-off of other assets....................      61,981      --          --          --          --
    Extraordinary gain...........................    (388,770)     --          --          --          --
    Provision for doubtful accounts..............     278,338     398,451   1,193,693     543,775    1,251,425
    Write-off of accounts receivable.............    (428,338)   (398,451)   (883,693)   (443,775)    (791,425)
    Provision for sales returns and discounts....   5,545,414   5,104,266   5,955,658   3,596,697    8,122,576
    Sales returns and discounts..................  (5,483,107) (5,062,285) (5,633,525) (3,445,857)  (8,529,067)
    Provision of overcharges.....................      --          --          --          --          174,150
    Depreciation and amortization................   1,512,934   1,477,450   1,359,252   1,076,778      759,513
    (Gain) loss on sale of assets................      --          99,116     (71,800)     --          --
    Minority interest............................      52,520      32,593      81,842      70,768      134,226
    (Increase) decrease in assets
      Accounts receivable........................  (2,915,062)    886,051  (6,850,073) (9,848,535) (16,582,108)
      Inventories................................     470,913  (2,936,042)    232,756    (727,936)  (8,435,026)
      Prepaid expenses and other.................     459,543    (161,621)   (563,388)   (137,593)    (335,082)
      Other assets...............................    (325,000)     --          --          --          (43,624)
    Increase (decrease) in liabilities
      Accounts payable...........................  (1,099,403)    971,255   1,268,184     230,923      (83,214)
      Accrued expenses and other current
        liabilities..............................     665,696      43,334     327,320     874,931    1,467,020
      Accrued compensation.......................      52,470     (44,030)    (16,100)     61,494      132,799
                                                   ----------  ----------  ----------  ----------  -----------
Cash provided by (used in) operating
activities.......................................   3,589,112   3,601,443   4,362,785  (1,211,292)  (9,469,685)
                                                   ----------  ----------  ----------  ----------  -----------
Investing Activities
  (Purchase) sale of treasury stock..............     (13,579)     80,642      --          --          --
  Proceeds from sale of assets...................      --          13,750      71,800      --          --
  Capital expenditures...........................    (676,648)   (669,464)   (701,821)   (382,238)    (780,495)
                                                   ----------  ----------  ----------  ----------  -----------
Cash used in investing activities................    (690,227)   (575,072)   (630,021)   (382,238)    (780,495)
                                                   ----------  ----------  ----------  ----------  -----------
Financing Activities
  Checks issued against future deposits..........     440,374     345,929     (67,153)   (139,071)   2,182,744
  Stockholder distributions......................  (1,603,511) (2,935,866) (3,214,899) (2,060,997)  (6,498,629)
  Principal payments on debt.....................  (1,783,263)   (760,618) (1,632,216)   (325,734)    (328,030)
  Principal proceeds from debt...................     833,230     291,552     783,349   4,036,211   15,968,866
  Deferred financing costs.......................      --          --         (75,000)    (75,000)    (521,035)
                                                   ----------  ----------  ----------  ----------  -----------
Cash provided by (used in) financing
activities.......................................  (2,113,170) (3,059,003) (4,205,919)  1,435,409   10,803,916
                                                   ----------  ----------  ----------  ----------  -----------
Increase (decrease) in cash and cash
equivalents......................................     785,715     (32,632)   (473,155)   (158,121)     553,736
Cash and Cash Equivalents, at beginning of
period...........................................     658,871   1,444,586   1,411,954   1,411,954      938,799
                                                   ----------  ----------  ----------  ----------  -----------
Cash and Cash Equivalents, at end of period......  $1,444,586  $1,411,954  $  938,799  $1,253,833  $ 1,492,535
                                                   ----------  ----------  ----------  ----------  -----------
                                                   ----------  ----------  ----------  ----------  -----------


   See accompanying summary of accounting policies and notes to consolidated financial statements.

                          I.C. ISAACS & COMPANY, INC.


                         SUMMARY OF ACCOUNTING POLICIES


BASIS OF PRESENTATION


    The consolidated financial statements include the accounts of I.C. Isaacs & Company, Inc. ("ICI"), I.C. Isaacs Europe, S.L. ("Isaacs Europe") and I.C. Isaacs & Company L.P. (the "Partnership"). Collectively, ICI, Isaacs Europe and the Partnership are referred to herein as the "Company." ICI, operates as the general partner of the Partnership and has a 99.0% ownership interest. The limited partner, with a 1.0% ownership interest, is an individual. The Company has accounted for the limited partner's ownership interest as a minority interest in the accompanying consolidated financial statements. The Company established Isaacs Europe in July 1996 as the exclusive licensee of Beverly Hills Polo Club sportswear in Europe. Isaacs Europe did not have any significant revenue or expenses in 1996 or through September 30, 1997. All intercompany balances and transactions have been eliminated.


BUSINESS DESCRIPTION

    The Company, which operates in one business segment, designs, manufactures and markets branded sportswear for men, women and boys under the BOSS brand in the United States and Puerto Rico and under the Beverly Hills Polo Club brand in the United States, Puerto Rico and Europe. The Company also manufactures women's sportswear under various Company-owned brand names as well as under third-party private labels.

INTERIM FINANCIAL INFORMATION


    In the opinion of management, the interim financial information as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. Results for interim periods are not necessarily indicative of results to be expected for an entire year.


REORGANIZATION AND PRO FORMA INFORMATION (UNAUDITED)


    ICI has or will initiate certain events (the "Reorganization") in connection with its initial public offering of common stock. ICI has established a wholly-owned subsidiary ("Isaacs Design, Inc.") to purchase, at book value, the 1.0% limited partnership interest in the Partnership held by the limited partner. Consequently, upon completion of the initial public offering, the consolidated group will include ICI, Isaacs Design, Inc., Isaacs Europe and the Partnership. In connection with the Reorganization, ICI will declare a dividend to the stockholders representing earned but undistributed earnings through the closing date of the Reorganization.



    Concurrently with the Reorganization, ICI will terminate its Subchapter S corporation status and will become subject to federal and state income taxes. The accompanying consolidated statements of income reflect a pro forma provision for income taxes for the years ended December 31, 1994, 1995 and 1996 and for the nine month periods ended September 30, 1996 and 1997, based upon pretax income as if the consolidated group discussed above had been subject to federal and state income taxes, based on an estimated effective tax rate of 41.0%. In connection with termination of its Subchapter S corporation status, ICI will record a net deferred tax asset and accompanying tax benefit to reflect the differences in the financial statement and income tax bases of the assets and liabilities which principally relate to uniform inventory capitalization ($0.1 million), allowance for doubtful accounts ($0.4 million), depreciation ($0.7 million) and other accruals ($0.1 million). If the Subchapter S corporation status had terminated on September 30, 1997, the net deferred tax asset that would have been recognized would have been approximately $1.3 million.

                          I.C. ISAACS & COMPANY, INC.

    Pro forma earnings per share are based on pro forma net income and the weighted average number of shares of common stock outstanding adjusted to include the estimated number of shares (1,423,077) being sold by ICI which would be necessary to fund the distribution of all previously earned but undistributed Subchapter S corporation earnings. This amount, estimated at $18.5 million as of September 30, 1997, will be paid as the initial Subchapter S corporation distribution upon the closing of the initial public offering.



    Supplementary pro forma net income per share for the year ended December 31, 1996 and the nine months ended September 30, 1997 of $0.79 and $1.09, respectively, is based upon the weighted number of shares of common stock used in the calculation of pro forma net income per share increased by the sale of 555,416 and 1,772,252 shares, respectively, assuming an initial offering price of $13.00 per share, the proceeds of which would be necessary to repay approximately $7,220,408 and $23,039,275, respectively, of the Company's term loan and revolving line of credit.



    The pro forma balance sheet as of September 30, 1997 reflects the termination of the Subchapter S corporation status, establishment of the net deferred tax asset, declaration of the dividend of the earned but undistributed Subchapter S corporation earnings and the purchase of the minority interest as if they had occurred on September 30, 1997.


RISKS AND UNCERTAINTIES

    The apparel industry is highly competitive. The Company competes primarily with larger, well capitalized companies, which may seek to increase market share through price reductions. The risk to the Company is that such a strategy may ultimately lead to reduced profit margins. In the past several years, many of the Company's competitors have switched much of their apparel manufacturing from the United States to foreign locations such as Mexico, the Dominican Republic and throughout Asia. As competitors lower production costs it gives them greater flexibility to alter prices. Over the last several years, the Company has switched a significant portion of its production to contractors outside the United States to reduce costs. Management believes that it will continue this strategy for the foreseeable future.

    The Company faces the uncertainty of the continued availability of increases in its borrowing capacity. Adequate working capital is essential to an apparel manufacturer due to the significant cash investment in inventory and accounts receivable and the long lead time between payment for such inventory and collection of customer receivables. The Company believes that it has an excellent relationship with its asset-based lender and that it will be able to obtain sufficient working capital to finance its requirements.

    The Company faces other risks inherent in the apparel industry. These risks include changes in fashion trends and related consumer acceptance and the continuing consolidation in the retail segment of the apparel industry. The Company's ability, or inability, to manage these risk factors could influence future financial and operating results.

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions, particularly regarding valuation of accounts receivable and inventory, recognition of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customer base is not concentrated in any specific

                          I.C. ISAACS & COMPANY, INC.

geographic region but is concentrated in the retail industry. For the years ended December 31, 1994, 1995 and 1996 sales to one customer were 20.0%, 19.0% and 13.0% of total sales, respectively. The significant customer was the same in 1994 and 1995, but was different in 1996. For the nine months ended September 30, 1996 and 1997 sales to one customer were 12.3% and 14.6% of total sales, respectively. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company's actual credit losses as a percentage of net sales has been less than three-quarters of one percent.


    The Company is also subject to concentrations of credit risk with respect to its cash and cash equivalents, which it minimizes by placing these funds with high-quality institutions.


    The Company is exposed to credit losses in the event of nonperformance by the counterparties to the letter of credit agreements, but it does not expect any financial institutions to fail to meet their obligation given their high credit rating.


INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets by both straight-line and accelerated methods. Leasehold improvements are amortized using the straight-line method over the life of the lease.

GOODWILL


    The Company has recorded goodwill based on the excess of purchase price over net assets acquired, and it is being amortized on a straight-line basis over 40 years. The Company analyzes the operating income of the women's Company-owned and private label line in relation to the goodwill amortization for evidence of impairment. The Company analyzes only the profitability of this product line because it is the remaining activity of the business acquired in 1984 which gave rise to the goodwill.


LICENSES


    Included in other assets is the cost of certain licenses which allow the Company to manufacture and market certain branded apparel. The Company capitalized the cost of obtaining the licenses, and the cost of the licenses is being amortized on a straight-line basis over the initial term of three years. The Company accrues royalty expense related to the licenses at the greater of the specified percentage of sales or the minimum guaranteed royalty set forth in the license agreements.


REVENUE RECOGNITION

    Sales are recognized upon shipment of products. Allowances for estimated returns are provided when sales are recorded.

                          I.C. ISAACS & COMPANY, INC.

ADVERTISING COSTS


    Advertising costs, included in selling expenses, are expensed as incurred and were $368,765, $1,498,001, $2,529,109, $1,945,039 and $2,441,603 for the
years ended December 31, 1994, 1995, 1996 and nine months ended September 30, 1996 and 1997, respectively.


CASH EQUIVALENTS

    For purposes of the statements of cash flows, all temporary investments purchased with a maturity of three months or less are considered to be cash equivalents.

INCOME TAXES

    The entities in the consolidated group include principally a Subchapter S corporation and a partnership which are not subject to federal or certain state income taxes. Therefore, the Company has made no provision for income taxes in the accompanying financial statements as taxes are the liability of the respective stockholders and partners.

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Under SFAS 109, deferred taxes are determined using the liability method which requires the recognition of deferred tax assets and liabilities based on differences between financial statement and income tax bases using presently enacted tax rates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments of the Company include long-term debt. Based upon current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded amounts.

RECENT ACCOUNTING PRONOUNCEMENTS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 will begin to affect the Company in fiscal 1997 with the establishment of the 1997 Omnibus Stock Plan. See
"Management--1997 Omnibus Stock Plan." The Company will adopt only the disclosure provisions of SFAS 123 and account for stock-based compensation using the intrinsic value method set forth in APB Opinion 25.

    In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than is currently used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to existing fully diluted earnings per share. As required by the policies of the Securities and Exchange Commission (the "Commission"), the Company has treated the shares being sold to fund the S Corporation Distribution as outstanding prior to the Offering. SFAS 128 does not have a provision requiring such treatment. The Commission is currently evaluating its policies concerning this issue. Assuming shares issued to fund the S Corporation Distribution continue to be treated as outstanding prior to the Offering, the Company believes adopting SFAS 128 will not have a material effect on its calculation of earnings per share. The Company will adopt the provisions for computing earnings per share set forth in SFAS 128 in December 1997.

                          I.C. ISAACS & COMPANY, INC.

    Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129") effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participation rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 will have no effect on the Company as it currently discloses the information specified.

    In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. The Company's results of operations and financial position will be unaffected by implementation of these new standards.

    Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

    Statement of Financial Accounting Standards No. 131, Disclosure about Segments of a Business Enterprise ("SFAS 131"), establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    Both SFAS 130 and SFAS 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

                          I.C. ISAACS & COMPANY, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. INVENTORIES

    Inventories consist of the following:


                                                          DECEMBER 31,
                                                  ----------------------------  SEPTEMBER 30,
                                                      1995           1996           1997
                                                  -------------  -------------  -------------
Raw materials...................................  $   3,330,394  $   3,146,405  $   3,653,870
Work-in-process.................................      1,738,602      3,345,545      2,653,752
Finished goods..................................      9,254,734      7,599,024     16,218,378
                                                  -------------  -------------  -------------
                                                  $  14,323,730  $  14,090,974  $  22,526,000
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------


2. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of the following:


                                             DECEMBER 31,                         ESTIMATED
                                      --------------------------  SEPTEMBER 30,    USEFUL
                                          1995          1996          1997          LIVES
                                      ------------  ------------  -------------  -----------
Land................................   $  185,660   $    185,660   $   185,660
Buildings and improvements..........    5,301,761      5,301,761     5,339,371     18 years
Machinery, equipment and fixtures...    7,878,836      8,570,577     9,225,110    5-7 years
Other...............................    1,025,362      1,035,442     1,123,795      various
                                      ------------  ------------  -------------
                                       14,391,619     15,093,440    15,873,936
Less accumulated depreciation and
  amortization......................   11,572,982     12,693,618    13,359,418
                                      ------------  ------------  -------------
                                       $2,818,637   $  2,399,822   $ 2,514,518
                                      ------------  ------------  -------------
                                      ------------  ------------  -------------


3. LONG-TERM DEBT

    Long-term debt consists of the following:


                                                           DECEMBER 31,
                                                    --------------------------  SEPTEMBER 30,
                                                        1995          1996          1997
                                                    ------------  ------------  -------------
Term loan (a).....................................  $    316,653  $    899,998  $     749,995
Revolving line of credit (a)......................     7,207,496     6,320,414     22,289,280
Installment purchase obligations (b)..............        10,000       --            --
                                                    ------------  ------------  -------------
                                                       7,534,149     7,220,412     23,039,275
Capital lease obligations (c).....................       799,402       575,402        397,375
Junior subordinated notes (d).....................       311,130       --            --
                                                    ------------  ------------  -------------
Total.............................................  $  8,644,681  $  7,795,814  $  23,436,650
Less current maturities of long-term debt and
  revolving line of credit........................     7,417,500     6,520,418     22,489,284
Less current maturities of capital lease
  obligations.....................................       223,999       216,764        142,040
                                                    ------------  ------------  -------------
                                                    $  1,003,182  $  1,058,632  $     805,326
                                                    ------------  ------------  -------------
                                                    ------------  ------------  -------------

                          I.C. ISAACS & COMPANY, INC.

3. LONG-TERM DEBT (CONTINUED)

    (a) The Company has a renewable term loan agreement with a borrowing limit of $1,000,000. The term loan facility is payable in 60 monthly installments of $16,667 and is collateralized by property and equipment. The term loan facility may be renewed for periods of 60 months at the option of the lender. The term loan facility bears interest at the prime rate of interest plus 2.5% (effectively 11.0% at September 30, 1997) and is payable monthly.



    The revolving line of credit agreement and letter of credit arrangement provide that the Company may borrow up to 80% of the net amount of eligible accounts receivable and a portion of imported inventory, as defined in the financing agreement. The revolving line of credit expires on June 30, 1998. Borrowings under the revolving line of credit and outstanding letters of credit (limited to $10.0 million) may not exceed $30.0 million and bear interest at the prime rate of interest plus 1.0% (effectively 9.5% at September 30, 1997). Additional borrowings available under the revolving line of credit and letter of credit agreements are approximately $2.5 million at September 30, 1997. Borrowings under these agreements are collateralized by the Company's accounts receivable, imported inventories and other assets. Outstanding letters of credit approximated $5.2 million at September 30, 1997. Among the provisions of the financing agreement are requirements to maintain specified levels of working capital and net worth. Retained earnings of approximately $8.0 million are restricted as to the payment of dividends.


    Average short-term borrowings and the related interest rates are as follows:


                                                                                 NINE MONTHS
                                                          YEARS ENDED               ENDED
                                                          DECEMBER 31,          SEPTEMBER 30,
                                                  ----------------------------  -------------
                                                      1995           1996           1997
                                                  -------------  -------------  -------------
Borrowings under revolving line of credit.......  $   7,207,496  $   6,320,414  $  22,289,280
Weighted average interest rate..................           9.88%          9.25%          9.50%
Maximum month-end balance during the period.....  $  10,649,725  $  11,024,807  $  22,950,740
Average balance during the period...............  $   8,518,496  $   9,814,896  $  17,893,654


    (b) The Company's plants were financed by the issuance of industrial revenue and general obligation bonds by municipalities in Mississippi. These obligations bore interest at rates varying between 5% and 14%. The Company repaid the remaining obligation in 1996.


    (c) The Company leases equipment under various capital leases which are included in property, plant and equipment in the amount of $1,048,037 at December 31, 1995 and 1996 and September 30, 1997. Amortization expense related to assets under capital leases amounted to $156,813, $211,512, $191,490, $143,617 and $126,830 for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1996 and 1997, respectively.

                          I.C. ISAACS & COMPANY, INC.

3. LONG-TERM DEBT (CONTINUED)
    As of December 31, 1996, future net minimum lease payments under capital leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

1997..............................................................  $ 267,208
1998..............................................................    202,827
1999..............................................................    189,551
2000..............................................................      6,296
                                                                    ---------
Total minimum lease payments......................................    665,882
Less: amount representing interest................................    (90,480)
                                                                    ---------
Present value of net minimum lease payments.......................    575,402
Less: current portion.............................................   (216,764)
                                                                    ---------
Long-term capital lease obligations...............................  $ 358,638
                                                                    ---------
                                                                    ---------

    (d) Junior subordinated notes totaling $311,130 were due to stockholders of ICI and had a maturity date of June 1998. Interest was calculated at the prime rate of interest plus 1.5% but could not exceed 16.0%. The Company repaid these subordinated notes in October 1996.

    As of December 31, 1993, the Company had two junior subordinated notes outstanding to a former partner in the Partnership which totalled $1,500,000 plus approximately $150,000 in contingent fees. The notes were due in full by February 1995. On September 30, 1994, the Company repaid the two notes, at a discount of 15.0%, as well as accrued interest through September 30, 1994. The Company recognized an extraordinary gain of $388,770 for the difference between the carrying value of the subordinated debt, including accrued interest and contingent payments of $1,810,104 and the repayment amount of $1,421,334.


    Scheduled maturities of the Company's term loan and revolving line of credit as of December 31, 1996 are as follows:


1997...............................................................  $6,520,418
1998...............................................................    200,004
1999...............................................................    200,004
2000...............................................................    200,004
2001...............................................................     99,982
                                                                     ---------
                                                                     $7,220,412
                                                                     ---------
                                                                     ---------

                          I.C. ISAACS & COMPANY, INC.

4. ACCRUED EXPENSES

    Accrued expenses consist of the following:


                                                            DECEMBER 31,
                                                     --------------------------  SEPTEMBER 30,
                                                         1995          1996          1997
                                                     ------------  ------------  -------------
Royalties..........................................  $    878,918  $  1,194,637   $ 2,080,544
Accrued professional fees..........................       100,000       150,000       100,000
Payable to salesmen................................       233,818       152,701       517,209
Severance agreements...............................       145,913       103,745       --
Payroll tax withholdings...........................       231,142       145,736        98,817
Customer credit balances...........................       177,402       254,244       132,409
Accrued bonuses....................................       --            --            250,000
Other..............................................        49,764       143,214       432,318
                                                     ------------  ------------  -------------
                                                     $  1,816,957  $  2,144,277   $ 3,611,297
                                                     ------------  ------------  -------------
                                                     ------------  ------------  -------------


5. COMMITMENTS AND CONTINGENCIES

    The Company rents real and personal property under leases expiring at various dates through 1999. Certain of the leases stipulate payment of real estate taxes and other occupancy expenses. Minimum annual rental commitments under noncancellable operating leases in effect at December 31, 1996 are summarized as follows:

                                                                                     COMPUTER
                                                            TRUCKS     SHOWROOMS     HARDWARE   MACHINERY      TOTAL
                                                          ----------  ------------  ----------  ----------  ------------
1997....................................................  $  137,942  $    365,677  $  138,585  $  189,969  $    832,173
1998....................................................      98,898       171,020     144,731      77,269       491,918
1999....................................................      56,784       133,350      52,851       3,653       246,638
2000....................................................      56,784       135,572      22,224      --           214,580
2001....................................................      56,784       138,684       5,556      --           201,024
Thereafter..............................................      42,588       219,583      --          --           262,171
                                                          ----------  ------------  ----------  ----------  ------------
                                                          $  449,780  $  1,163,886  $  363,947  $  270,891  $  2,248,504
                                                          ----------  ------------  ----------  ----------  ------------
                                                          ----------  ------------  ----------  ----------  ------------

    Total rent expense is as follows:


                                                                                              NINE MONTHS
                                                       YEARS ENDED DECEMBER 31,           ENDED SEPTEMBER 30,
                                                 ------------------------------------  --------------------------
                                                    1994        1995         1996          1996          1997
                                                 ----------  ----------  ------------  ------------  ------------
Minimum rentals................................  $  536,862  $  344,047  $    773,987  $    552,773  $    667,622
Other lease costs..............................     397,705     566,533       459,823       430,705       389,388
                                                 ----------  ----------  ------------  ------------  ------------
                                                 $  934,567  $  910,580  $  1,233,810  $    983,478  $  1,057,010
                                                 ----------  ----------  ------------  ------------  ------------
                                                 ----------  ----------  ------------  ------------  ------------



    During 1990, the Company executed a license agreement for the manufacture and sale of "sports-wear" under the BOSS trademark. This agreement had an expiration date in December 1999 with additional options to extend it through 2004. The agreement provided for certain minimum license fees and additional license fees of 5.0% of denim sales and 6.0% of non-denim sales, as defined. Total license fees amounted to $2,908,532, $2,753,422, $4,209,750, $3,008,634 and $5,021,331 for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1996 and 1997, respectively. The

                          I.C. ISAACS & COMPANY, INC.

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Company executed certain agreements on September 30, 1997 pursuant to which it acquired the BOSS trademark, subject to certain restrictions, and conveyed the foreign rights to the BOSS brand to Ambra Inc., a wholly-owned subsidiary of Hugo Boss AG ("Ambra").



    The percentage of BOSS sportswear sales to total sales was 65.1%, 66.3%, 72.2%, 73.4% and 77.3% for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively.



    In September 1993, the Company purchased a license to manufacture and sell certain apparel under the Beverly Hills Polo Club trademark. The agreement was amended in 1996 and expires in December 1998, with options to extend through 2004. The licensor may terminate the agreement if the Company does not meet minimum sales requirements as set forth in the agreement. The agreement provides for minimum annual license fees or license fees of 5.0% of sales whichever is greater. Also, the Company is required to spend 1.0% of annual sales on product advertising. The license fees were $103,661, $421,234, $607,287, $469,880 and
$905,633 for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1996 and 1997, respectively.



    In 1996, Isaacs Europe executed an exclusive license for the manufacture and sale, in Europe, of sportswear under the Beverly Hills Polo Club trademark. The license agreement has an initial term of three years with three one-year renewal options. The agreement provides for minimum annual license fees, beginning in the second year, or 6.0% of sales whichever is greater.


    The minimum license fees under the Beverly Hills Polo Club agreement are as follows:

YEAR ENDING DECEMBER 31,
----------------------------------------------------------------------------------
1997..............................................................................  $  112,500
1998..............................................................................     330,000
1999..............................................................................     360,000
                                                                                    ----------
                                                                                    $  802,500
                                                                                    ----------
                                                                                    ----------


    In February 1993, the owner of the BOSS trademark filed suit against the licensor of the BOSS trademark in the United States and several licensees, including the Company. The complaint alleged trademark infringement related to use of the BOSS trademark. However, the complaint did not challenge the exclusive right of the Company to use the BOSS trademark in connection with the manufacture and sale of certain clothing as set forth in its exclusive license agreement.



    The Company executed certain agreements in November 1997 which resulted in the settlement of the BOSS trademark litigation described above. In November 1997, as part of the BOSS litigation settlement the Company borrowed $11.25 million to finance the acquisition of certain BOSS trademark rights. This obligation is evidenced by a secured limited recourse promissory note which matures on December 31, 2007. The note bears interest at 10.0% per annum, payable quarterly; principal is payable in full upon maturity of the Note, which is collateralized by the domestic BOSS trademark rights. The settlement allowed the Company to acquire the domestic rights to the BOSS trademark for use in the manufacture and sale of apparel, subject to certain restrictions as set forth in the agreements, and the Company's transfer of the foreign rights to the BOSS trademark to Ambra. The Company also entered into a foreign

                          I.C. ISAACS & COMPANY, INC.

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

rights manufacturing agreement with Ambra under which the Company obtained the license to manufacture apparel in foreign countries in which the Company is currently manufacturing BOSS products for sale in the United States and Puerto Rico. Under the foreign rights agreement, the Company will pay annual royalties of 12.5% on the first $32.0 million of net sales attributable to apparel manufactured in specified foreign countries for each of the first four years of the agreement; on the first $20.0 million of such net sales in year five of the agreement and on the first $16.0 million of such net sales in years six through ten of the agreement. For the first four years of the agreement, an additional royalty of 5.0% is payable annually on net sales from $84.0 million to approximately $105.3 million and an additional royalty of 4.0% is payable annually on net sales in excess of $158.0 million. Additional royalties in years five through ten of the agreement increase for certain corresponding sales levels. To the extent that the Company does not achieve the net sales requirements, it will have the right, in order to avoid termination of the foreign rights agreement, to pay royalties as if it had achieved such net sales requirement. The foreign rights agreement has an initial term of four years but may be extended at the Company's option through December 31, 2007. The domestic BOSS trademark is subject to an option to purchase from the Company under conditions set forth in the agreements.



    Subsequent to September 30, 1997, the Company and one of its insurance carriers reached an agreement whereby the insurance company will provide reimbursement for the legal costs associated with the litigation described above. The Company records the reimbursement when received from the insurance carrier. As part of this agreement, the Company received $718,558 in 1996 and $117,435 thus far in 1997.



    In November 1997, the Company entered into an exclusive license agreement with Girbaud Design, Inc. and its affiliate to manufacture and sell men's jeans and casual apparel under the Girbaud brand and certain related trademarks in the United States, Puerto Rico and the U.S. Virgin Islands. The agreement has an initial term of two years and may be extended at the option of the Company for an additional three-year term. Under the agreement the Company is required to make payments to the licensor in an amount equal to 6.25% of net sales of regular licensed merchandise and 3.0% of certain irregular and closeout licensed merchandise. Payments are subject to guaranteed minimum annual royalties as follows:



1998............................................................  $1,200,000
1999............................................................  $1,500,000
2000............................................................  $2,000,000
2001............................................................  $2,500,000
2002............................................................  $3,000,000



Beginning with the first quarter of 1998, the Company is obligated to pay the greater of actual royalties earned or 8.3% of the minimum guaranteed royalties for that year. The Company is required to spend at least $350,000 in advertising for the Girbaud brand in 1998 and $500,000 each year thereafter while the agreement is in effect.


    The Company is party to employment agreements with five executive officers which provide for specified levels of compensation and certain other benefits. The agreements also provide for severance payments from the termination date through the expiration date under certain circumstances.

                          I.C. ISAACS & COMPANY, INC.

6. RETIREMENT PLAN

    The Company sponsors a defined benefit pension plan that covers substantially all employees with more than one year of service. The Company's policy is to fund pension costs accrued. Contributions to the plan reflect benefits attributed to employees' service to date, as well as service expected to be earned in the future. The benefits are based on the number of years of service and the employee's compensation during the three consecutive complete years of service prior to or including the year of termination of employment. Plan assets consist primarily of common stocks, fixed income securities and cash. The latest available actuarial valuation is as of December 31, 1996.


    Pension expense for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and September 30, 1997 was $305,000, $310,000, $284,000, $282,000 and $270,000, respectively. The components of pension expense for the last three years are as follows:


                                                                YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                              1994        1995        1996
                                                           ----------  ----------  ----------
Service cost of current period...........................  $  244,000  $  223,000  $  208,000
Interest on the projected benefit obligation.............     470,000     485,000     555,000
Return on plan assets....................................    (456,000)   (445,000)   (526,000)
Net other costs..........................................      47,000      47,000      47,000
                                                           ----------  ----------  ----------
Pension cost.............................................  $  305,000  $  310,000  $  284,000
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    The following table sets forth the Plan's funded status and amounts recognized at December 31, 1995 and 1996:

                                                                        1995          1996
                                                                    ------------  ------------
Vested benefits...................................................  $  5,987,000  $  6,730,000
Nonvested benefits................................................        37,000        56,000
                                                                    ------------  ------------
Accumulated benefit obligation....................................     6,024,000     6,786,000
Effect of anticipated future compensation levels and other
  events..........................................................       457,000       862,000
                                                                    ------------  ------------
Projected benefit obligation......................................     6,481,000     7,648,000
Fair value of assets held in the plan.............................     6,139,000     7,357,000
                                                                    ------------  ------------
Excess of projected benefit obligation over plan assets...........      (342,000)     (291,000)
Unrecognized net loss from past experience different from that
  assumed.........................................................       344,000       661,000
Unrecognized prior service cost...................................       159,000       143,000
Unamortized liability at transition...............................       155,000       124,000
                                                                    ------------  ------------
Net prepaid periodic pension cost.................................  $    316,000  $    637,000
                                                                    ------------  ------------
                                                                    ------------  ------------


    With respect to the above table, the weighted average discount rate used to measure the projected benefit obligation was 8.0%; the rate of increase in future compensation levels was 3.0%; and the expected long-term rate of return on assets was 8.0%. The net prepaid periodic pension cost is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

                          I.C. ISAACS & COMPANY, INC.

7. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


    Cash paid for interest amounted to $1,192,040, $1,272,794, $1,389,023,
$991,844 and $1,616,692 for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1996 and 1997, respectively.


    During 1994 and 1995 the Company purchased property and equipment totalling $731,792 and $316,245, respectively, by issuing notes payable.

8. NON-RECURRING INCOME

    During 1991, the Company received $6.0 million under the provisions of a settlement agreement related to termination of a license. Additionally, the agreement provided that, if certain conditions are met, the Company could receive up to $3.0 million through 1998. The Company had received the maximum amount allowable under this agreement as of December 31, 1994. Included in other income for 1994 are payments of approximately $1.18 million.

9. COMMON AND PREFERRED STOCK

    In May 1997, the Board of Directors of ICI authorized the filing of a registration statement for an initial public offering of the Company's common stock.


    In May 1997, the stockholders approved an amended and restated Certificate of Incorporation which increased the authorized common shares from 20,000 to
50.0 million and established a class of preferred shares with 5.0 million shares authorized. On November 13, 1997, the Board of Directors of ICI approved a 246.9898-for-1 stock split of the common stock, which will be paid in the form of a stock dividend to the stockholders effective November 13, 1997. The change in the Company's common stock for the stock dividend has been given retroactive effect for all periods presented.


    In May 1997, the Company adopted the 1997 Omnibus Stock Plan (the "Plan"). Under the Plan, the Company may grant qualified and nonqualified stock options, stock appreciation rights, restricted stock or performance awards, payable in cash or shares of common stock, to selected employees. The Plan will be administered by the Board of Directors. The Company has reserved 500,000 shares of common stock for issuance under the Plan.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses in connection with this Registration Statement. The Company will pay all expenses of the Offering. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission, NASD and Nasdaq.

Securities and Exchange Commission Filing Fee......................................  $  18,591
NASD Filing Fee....................................................................      6,618
Nasdaq Listing Fee.................................................................     43,425
Printing and Engraving Fees and Expenses...........................................          *
Legal Fees and Expenses............................................................          *
Accounting Fees and Expenses.......................................................          *
Blue Sky Fees and Expenses.........................................................          *
Transfer Agent Fees................................................................          *
Miscellaneous......................................................................          *
        TOTAL......................................................................          *

------------------------

*  To be completed in an amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law"), Article IX of the Restated By-laws of the Registrant, a copy of which is filed as Exhibit 3.02 to this Registration Statement, provides that the Registrant shall indemnify any person in connection with any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such legal proceeding if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, if he has no reasonable cause to believe that his conduct was unlawful. If the legal proceeding is by or in the right of the Registrant, the director or officer may be indemnified by the Registrant against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant and believed to be in or not opposed to the best interest of the Registrant and except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Registrant unless a court determines otherwise.

    Article IX of the Registrant's Restated By-laws also allows the Registrant to maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant or such person who serves or served as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant.


    Pursuant to Section 102(b)(7) of the Delaware Corporation Law, Article VII of the Restated Certificate of the Registrant, a copy of which is filed with
Exhibit 3.01 to this Registration Statement, provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his loyalty to the Registrant or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit.

    The form of Underwriting Agreement, filed as Exhibit 1.01 hereto, contains provisions by which the Underwriters will agree to indemnify the Registrant and each officer, director and controlling person of the Registrant against certain liabilities.

    The Form of Indemnification Agreement, filed as Exhibit 10.09 hereto, contains provisions by which the Registrant will agree to indemnify each of its officers and directors against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


    In January 1997, the Company issued 24,699 shares of Common Stock to Thomas
P. Ormandy, an executive officer of the Company, for $39,485 cash.



    In June 1997, the Company issued 5,746 shares of Common Stock to existing stockholders of the Company in consideration of the cancellation of stock certificates that had been issued at a time when the Company did not have a sufficient number of authorized shares of Common Stock.



    Immediately prior to the consummation of the Offering the Company will effect a 246.9898-for-1 stock split pursuant to which it will issue an aggregate of approximately 4.0 million shares of Common Stock to the Company's existing stockholders. See "Company Organization."


    Each of the foregoing transactions was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 3(a)(9) and/or Section 4(2) of the Securities Act on the basis that such transaction was solely with existing security holders and/or did not involve a public offering. No underwriters were involved in connection with any of the foregoing transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(A) EXHIBITS:


EXHIBIT NO                                             DESCRIPTION
-----------  ------------------------------------------------------------------------------------------------
       1.01  Form of Underwriting Agreement
      *3.01  Amended and Restated Certificate of Incorporation
      *3.02  Amended and Restated By-laws
      *4.01  Specimen Common Stock Certificate
      *5.01  Opinion of Piper & Marbury L.L.P.
     *10.01(a) Form of Amended and Restated Shareholders' Agreement
      10.01(b) Form of Amendment No. 1 to Amended and Restated Shareholders' Agreement
     *10.02  Employment Agreement dated as of May 15, 1997, between the Registrant and Robert J. Arnot
     *10.03  Employment Agreement dated as of May 15, 1997, between the Registrant and Gerald W. Lear
     *10.04  Employment Agreement dated as of May 15, 1997, between the Registrant and Gary B. Brashers
     *10.05  Employment Agreement dated as of May 15, 1997, between the Registrant and Eugene C. Wielepski
     *10.06  Employment Agreement dated as of May 15, 1997, between the Registrant and Thomas Ormandy
     *10.07  1997 Omnibus Stock Plan
     *10.08(a) Accounts Financing Agreement dated June 16, 1992
     *10.08(b) Covenant Supplement to Accounts Financing Agreement dated June 16, 1992
     *10.08(c) Inventory and Equipment Security Agreement Supplement to Accounts Financing Agreement dated June
             16, 1992
     *10.08(d) Trade Financing Agreement Supplement to Accounts Financing Agreement (Security Agreement) dated
             June 16, 1992
     *10.08(e) Amendment to Financing Agreements dated October 30, 1992
     *10.08(f) Second Amendment to Financing Agreements dated January 4, 1993
     *10.08(g) Third Amendment to Financing Agreements dated March 10, 1993
     *10.08(h) Fourth Amendment to Financing Agreements dated May 1, 1993

EXHIBIT NO                                             DESCRIPTION
-----------  ------------------------------------------------------------------------------------------------
     *10.08(i) Fifth Amendment to Financing Agreements dated January 1, 1994
     *10.08(j) Sixth Amendment to Financing Agreements dated September 1, 1993
     *10.08(k) Seventh Amendment to Financing Agreements dated August, 1994
     *10.08(l) Eighth Amendment to Financing Agreements dated December 31, 1994
     *10.08(m) Ninth Amendment to Financing Agreements dated April, 1995
     *10.08(n) Tenth Amendment to Financing Agreements dated June 23, 1995
     *10.08(o) Eleventh Amendment to Financing Agreements dated January 1, 1996
     *10.08(p) Twelfth Amendment to Financing Agreements dated June 25, 1996
     *10.08(q) Thirteenth Amendment to Financing Agreements dated August, 1996
     *10.08(r) Term Promissory Note dated June, 1996
     *10.08(s) Trademark Collateral Assignment and Security Agreement dated June 16, 1992
     *10.09  Form of Indemnification Agreement
    *+10.10  BOSS Worldwide Rights Acquisition Agreement dated September 30, 1997
    *+10.11  Foreign BOSS Rights Acquisition Agreement dated September 30, 1997
    **10.12  Concurrent Use Agreement dated November 5, 1997
    **10.13  Option Agreement dated November 5, 1997
    **10.14  Secured Limited Recourse Promissory Note dated November 5, 1997
    *+10.15  Beverly Hills Polo Club Exclusive Domestic License Agreement dated December 14, 1995
    *+10.16  Beverly Hills Polo Club Amendment to Exclusive License Agreement (Men's) dated June 3, 1997
    *+10.17  Beverly Hills Polo Club Exclusive Domestic License Agreement dated June 1, 1993
    *+10.18  Beverly Hills Polo Club Assignment of Licenses (Women's) dated August 31, 1993
    *+10.19  Beverly Hills Polo Club Amendment (Women's) dated September 1, 1993
    *+10.20  Beverly Hills Polo Club Amendment to Exclusive License Agreement (Women's) dated June 3, 1997
     *10.21  Beverly Hills Polo Club Amendment to Exclusive License Agreement (Men's) dated July 29, 1997
    *+10.22  Beverly Hills Polo Club International Exclusive License Agreement (Wholesale) dated August 15,
             1996
     *10.23  Beverly Hills Polo Club Amendment to Exclusive License Agreement (Wholesale) dated June 3, 1997
    *+10.24  Beverly Hills Polo Club International Exclusive License Agreement (Retail) dated August 15, 1996
     *10.25  Beverly Hills Polo Club Amendment to Exclusive License Agreement (Retail) dated June 3, 1997
     *10.26  Beverly Hills Polo Club Amendment to Exclusive License Agreement dated July 29, 1997
    **10.27  Girbaud Trademark License and Technical Assistance Agreement dated November 1, 1997
    **10.28  Defined Benefit Pension Plan
     *21.01  List of Subsidiaries
      23.01  Consent of BDO Seidman, LLP
     *23.02  Consent of Piper & Marbury L.L.P. (included in Exhibit 5.01)
     *24.01  Power of Attorney (included on signature pages hereto)


------------------------

 *  Filed with the Registration Statement on October 3, 1997.


**  To be filed by Amendment.


 + Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.


(B) FINANCIAL STATEMENT SCHEDULES:

SCHEDULE
 NUMBER                                     DESCRIPTION                                     PAGE NO.
---------  -----------------------------------------------------------------------------  -------------
II         Valuation and Qualifying Accounts                                                   S-2

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement (filed herewith as Exhibit 1.01) certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland on this 14th day of November 1997.



                                I.C. ISAACS & COMPANY, INC.

                                By:             /s/ ROBERT J. ARNOT
                                     -----------------------------------------
                                                  Robert J. Arnot
                                               Chairman of the Board
                                           and Co-Chief Executive Officer




    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
/s/ ROBERT J. ARNOT             Chairman of the Board and    November 14, 1997
------------------------------  Co-Chief Executive Officer
Robert J. Arnot                 and Director (Principal
                                Executive Officer)

/s/ GERALD W. LEAR              President and Co-Chief       November 14, 1997
------------------------------  Executive Officer and
Gerald W. Lear                  Director (Principal
                                Executive Officer)

/s/ EUGENE C. WIELEPSKI         Vice President and Chief     November 14, 1997
------------------------------  Financial Officer and
Eugene C. Wielepski             Director (Principal
                                Financial and Accounting
                                Officer)

/s/ GARY B. BRASHERS*                    Director            November 14, 1997
------------------------------
Gary B. Brashers

/s/ IRA J. HECHLER*                      Director            November 14, 1997
------------------------------
Ira J. Hechler

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
/s/ JON HECHLER*                         Director            November 14, 1997
------------------------------
Jon Hechler

/s/ RONALD S. SCHMIDT*                   Director            November 14, 1997
------------------------------
Ronald S. Schmidt

*By:               /s/ EUGENE C. WIELEPSKI
           --------------------------------------
                     Eugene C. Wielepski
                      ATTORNEY-IN-FACT

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

    I.C. Isaacs & Company, Inc.


    The audits referred to in our report to I.C. Isaacs & Company, Inc., dated October 31, 1997, except for Note 5, the date of which is November 13, 1997, which is contained in the Prospectus constituting part of this Registration Statement, included the audit of the financial statement schedule listed in the accompanying index for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1996 and 1997. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based upon our audits.


    In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

                                  /s/ BDO Seidman, LLP

Washington, D.C.


October 31, 1997

                                                                     SCHEDULE II

                          I.C. ISAACS & COMPANY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)


                                                                                       CHARGED
                                                                       BALANCE AT     TO COSTS                 BALANCE AT
                                                                        BEGINNING        AND                       END
DESCRIPTION                                                              OF YEAR      EXPENSES     DEDUCTION     OF YEAR
--------------------------------------------------------------------  -------------  -----------  -----------  -----------
Year ended December 31, 1994
  Allowance for doubtful accounts...................................    $     500     $     278    $    (428)   $     350

  Reserve for sales returns and discounts...........................    $     382     $   5,546    $  (5,483)   $     445

Year ended December 31, 1995
  Allowance for doubtful accounts...................................    $     350     $     398    $    (398)   $     350

  Reserve for sales returns and discounts...........................    $     445     $   5,104    $  (5,062)   $     487

Year ended December 31, 1996
  Allowance for doubtful accounts...................................    $     350     $   1,194    $    (884)   $     660

  Reserve for sales returns and discounts...........................    $     487     $   5,956    $  (5,634)   $     809

Nine months ended September 30, 1996
  Allowance for doubtful accounts...................................    $     350     $     544    $    (444)   $     450

  Reserve for sales returns and discounts...........................    $     487     $   3,597    $  (3,446)   $     638

Nine months ended September 30, 1997
  Allowance for doubtful accounts...................................    $     660     $   1,251    $    (791)   $   1,120

  Reserve for sales returns and discounts...........................    $     809     $   8,123    $  (8,529)   $     403


                                      S-2